9/28


06017222

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OYI Corp Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FILE NO. 82- 04817

FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 10/2/06

PYI

Yangtze Strategy Powers Growth

長江策略 推動增長

ARLS 3-31-06



Annual Report 2006 年報

保華集團有限公司
PYI Corporation Limited

Stock code 股份代號：0498.HK

Based in Hong Kong, PYI Corporation Limited focuses on infrastructure investment in and operation of **bulk-cargo port** and logistics facilities in the Yangtze River region in China. It also engages in land and property development in association with port facilities. In addition, PYI provides comprehensive engineering and construction services through Paul Y. Engineering Group Limited.

保華集團以香港為基地，專注於中國長江流域一帶的大宗散貨港口基建投資及物流運作業務。集團亦從事與港口設施相關的土地及房地產開發業務，並通過保華建業集團有限公司，提供全面的工程及建築服務。

Financial Highlights 財務摘要

	2006	2005
	HK$' million 百萬港元	HK$' million 百萬港元
Turnover 營業額	**3,540.5**	3,588.0
Earnings before interest and taxation (EBIT) 未計利息及税前溢利	**415.5**	503.4
Profit attributable to shareholders 股東應佔溢利	**310.5**	521.9
Shares outstanding (million) 發行股份（百萬股）	**1,378.8**	1,369.2
Net asset value per share (HK$) 每股資產淨值（港元）	**1.86**	2.32
Earnings per share (HK$) 每股盈利（港元）	**0.227**	0.385
Dividend per share (HK$) 每股股息（港元）	**0.73**	0.03
Total assets 總資產	**5,981.7**	7,110.4
Quick assets 速動資產	**3,112.3**	3,912.0
Net current assets 流動資產淨值	**1,284.0**	2,074.8
Net cash 淨現金	**313.3**	664.6
Shareholders' funds 股東資金	**2,570.6**	3,178.8
Current ratio 流動比率	**1.67**	2.07
Quick ratio 速動比率	**1.63**	2.03
Net cash/equity ratio 淨現金／資本比率	**0.12**	0.21
Gearing ratio 資本負責比率	**0.27**	0.26
Return on equity 股權收益	**12%**	16%
Total shareholder return 股東總收益	**37%**	278%





Content 目錄





Total Shareholder Return 股東總收益
HK$ 港元
%
Total Shareholder Return 股東總收益
Share Price (Cum div) 股價（連息）
Share Price (Ex div) 股價（除息）
5.0
4.0
3.0
2.0
1.0
0
300
250
200
150
100
50
0
18%
-11%
284%
278%
37%
FY02
FY03
FY04
FY05
FY06
Shareholders' Funds 股東資金
2,947
2,659
2,771
3,179
2,571
FY02
FY03
FY04
FY05
FY06
(HK$' million 百萬港元)
Dividend per Share 每股股息
2
2
31
3
73
FY02
FY03
FY04
FY05
FY06
(HK¢ 港仙)
Net Asset Value per Share 每股資產淨值
2.8
2.5
2.1
2.3
1.9
FY02
FY03
FY04
FY05
FY06
(HK$ 港元)
Profit after Tax 除稅後盈利
70
-354
164
522
310
FY02
FY03
FY04
FY05
FY06
(HK$'million 百萬港元)
Earnings per Share 每股盈利
6.9
-34.0
14.6
38.5
22.7
FY02
FY03
FY04
FY05
FY06
(HK¢ 港仙)
Return on Equity 股權收益
2%
-13%
6%
16%
12%
FY02
FY03
FY04
FY05
FY06

Major Corporate Events 大事回顧



07/2005 Payment of special cash dividend of HK$0.70/share as part of the capital return program, out of the proceeds of the disposal of PYI's stake in Downer EDI Limited.

派發每股0.70港元之特別現金股息，此為集團資本回饋計劃的一部份，特別現金股息來自集團出售Downer EDI Limited股權的所得款項。

08/2005 RMB435 million investment in Nantong Port Group for a 45% interest to fund the new terminal expansion and upgrading of existing facilities. It also increased working capital and rationalised Nantong Port Group's capital structure.

於南通港口集團投資4.35億人民幣，佔45%的權益。有關資金用來擴建新碼頭和更新現有設施，同時也增加了營運資本，優化了南通港口集團的資本結構。

09/2005 Groundbreaking ceremony of the 13 km-Yellow Sea Crossing (Phase 1). This Crossing links the 42 km^2 land bank and the 1 km^2 man-made island at Yangkou Port.

位於洋口港的黃海大橋第一期發展舉行動土儀式，大橋長達十三公里，連接四十二平方公里的土地儲備及一平方公里的人工島。

Official name changed to "PYI Corporation Limited", reflecting our new business focus on ports and logistics business in China.

正式採納新名稱「保華集團有限公司」，反映集團專注發展國內大宗散貨港口及物流業務的策略

01/2006 Disposal of Paul Y. Centre at HK$780 million as part of PYI's divestment program for the non-core assets and to concentrate on our new business focus.

以7.8億港元出售保華企業中心，此舉為集團出售非核心資產，專注新的業務發展方向。

02/2006 In line with its strategy to develop bulk cargo trans-shipment hub in the Yangtze River Delta, PYI raised its stake in Yangkou Port from 54% to 68% at a consideration of US$4.5 million.

保華集團為配合於長江三角洲發展大宗散貨中轉基地之策略，以450萬美元將洋口港股權由54%增持至68%。

05/2006 PYI further raised its stake in Yangkou Port to 75% at a consideration of HK$168 million.

保華集團以1.68億港元進一步增持洋口港股權至75%。

PYI acquired an LPG river terminal, a storage tank farm, as well as a mature logistics network for household, industrial and automotive sectors in Wuhan at RMB470 million.

保華集團附屬公司湖北民生石油液化氣有限公司以4.7億人民幣收購液化石油氣碼頭、儲庫與相關設施，以及完善的家用、工業用和汽車液化石油氣的物流網絡。

PYI signed a collaboration agreement with PetroChina to conduct preliminary engineering works relating to the development of an LNG import facility at Yangkou Port.

保華集團與中石油簽訂合作協議，以開展洋口港人工島之工程前期工作，為興建島上液化天然氣進口設施作準備。

06/2006 We completed our divestment in China Strategic Holdings Limited and distributed a special dividend equivalent to HK22 cents per share, amounting to a value of HK$325 million. This signified the acceleration on our Yangtze port and logistics investment program.

完成出售中策集團有限公司之資產並派發特別股息折合每股約22港仙予股東，賬面總值為3.25億港元，標誌著集團將加快推行長江港口及物流投資計劃。

PYI has been included in the MSCI Small Cap Index Series.

保華集團獲納入MSCI香港小型企業指數。



Solid Foundation Benefit Our Shareholders

穩健根基 利澤股東



» Dr Joseph Chow remarked, "PYI has prudently completed the divestment and capital return programs and we are now entirely focusing on the ports and logistics sector in the Yangtze River region."

» 周明權博士：

「保華謹慎地完成了出售資產和資本回饋計劃，我們現時專注發展長江流域的港口及物流業務。」



Dear Shareholders,

I am pleased to report our solid financial results for the year ended 31 March 2006, with net profit of HK$310 million on a turnover of HK$3,540 million. The Board declared a final dividend of HK1.5 cents per share. This, together with the interim dividend of HK1.5 cents per share and the special dividend equivalent to HK70 cents per share paid during the year, will aggregate to total dividends of HK73 cents per share for this year. It is also pleasing to have achieved our total shareholder return of 37% for the year. Please refer to the Managing Director's Report and the Financial Review sections for full details of our business review.

Following the divestment of our interests in China Strategic, we have also paid another special dividend by way of an in-specie distribution in June, in the amount of some HK22 cents per share. In the past three years, PYI has prudently completed the divestment and capital return programs and we are now totally focusing on the ports and logistics sector in the Yangtze River region. Having already established our foothold in Nantong in the delta and Wuhan in the mid-stream of the Yangtze, we see great opportunities ahead for us to further strengthen our positions in both dry and liquid bulk cargo operations.

各位股東：

本人欣然向　閣下呈報集團截至二零零六年三月三十一日止財政年度之業績，年度營業額為35.4億港元，而除税後盈利則為3.1億港元。董事局建議派發每股末期股息1.5港仙。計及中期股息1.5港仙以及年內派發折合每股約70港仙之特別股息，本年度股息總額高達73港仙。同時，本人對於今年的股東總收益達到37%感到非常滿意。業務回顧之詳情，請參閱董事總經理報告和財務回顧章節。

隨著集團出售中策資產，我們已於六月以實物方式派發大約每股22港仙之股息，此舉為保華在過去三年裡的出售資產和資本回饋計劃畫上圓滿句點。集團現時專注於長江流域的港口和物流業務，在長三角的南通和長江中游的武漢建立了據點，面對大好機遇，我們將進一步加強集團經營大宗乾濕散貨的市場地位。



➤ We are committed to the ongoing process in delivering exceptional growth on our shareholders' return.

Apart from ports and logistics related investments, PYI will continue to support further growth of Paul Y. Engineering Group in Macau and Mainland China.

除了投資在港口及物流業，本公司亦會繼續全力支持保華建業集團在澳門及中國內地市場的進一步發展。

During the year, we saw our shareholder base continue to be broadened with increasing free float and liquidity. Our Board is committed to upholding a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximizing shareholder return.

我們亦高興見到公司的股東基礎於本年度繼續擴闊，而公眾持股量及股份流通量亦有所增加。保華董事局恪守維持高水準的企業管治及商業道德的承諾，並深信此對於維持及提高投資者信心和增加股東回報至為重要。

Currently, three independent non-executive directors form the majority of the Board to ensure that the Board's actions account for the interests of all shareholders and that all issues are considered in an objective manner. Besides, the Group has set up five board committees, which help the Board evaluate, review and recommend development strategies and risk management measures, monitor and safeguard the independence of external auditors, and review the nomination of directors, remuneration policies and other relevant matters. For a clearer appreciation of our corporate governance practices, please refer to the section containing our Corporate Governance Report.

目前，董事局的大部份成員為獨立非執行董事，他們之主要職責為確保董事局之所有行動均符合全體股東之利益，並確保本集團客觀地考慮公司事宜。此外，集團已設立五個董事局轄下委員會，以協助董事局評估、檢討及建議發展策略及風險管理措施；監察及確保外聘核數師之獨立性；檢討董事局成員之提名、薪酬政策以及其他相關事宜。請參閱企業管治報告，以進一步瞭解保華集團之企業管治狀況。

The Board has made serious efforts in understanding the new business dynamics of the Group. During the year, several site visits to all of our port facilities have been made and the Board is satisfied with the integrity and prospects of these investment made. We are committed to the ongoing process in delivering exceptional growth on our shareholders' return.

董事局亦非常重視瞭解集團營商環境的最新形勢。我們於本年度多次巡訪旗下所有港口設施，而董事局對於這些投資的狀況及發展前景深感滿意。我們將繼續努力不懈，務求為股東帶來最理想的回報。



展望將來，本公司將繼續努力不懈，務求為股東帶來最理想的回報。

Taking this opportunity, I would like to express my appreciation again to Mr Chan Fut Yan; Ms Chau Mei Wah, Rosanna; Mr Cheung Hon Kit and Mr Cheung Ting Kau, Vincent, directors who retired during the year, for their valuable contribution to the Group throughout the years. I would also like to thank our shareholders, business partners, the management and staff for their confidence, support and dedication to the Group.

本人謹此再一次感謝於本年度內退任之董事陳佛恩先生、周美華女士、張漢傑先生及張定球先生多年來一直對本集團作出寶貴貢獻。同時亦藉此感謝我們的股東、業務夥伴、管理層和員工對本公司的信任、支持與竭誠服務。

Yours faithfully,

Joseph Chow ***OBE, JP***
Chairman

Hong Kong, 7 July 2006

周明權 ***OBE, JP***
主席

謹啟

香港，二零零六年七月七日


Ports & Logistics
Vital to Sustainable Growth in China
YANTIAN SEA
中國港口物流聯動　促進經濟持續增長

》 Tom Lau said,

"PYI intends to accelerate the investment program along the Yangtze River, to further strengthen our dry and liquid bulk cargo handling capabilities, to enhance our critical mass and to maximize potential synergies."

》 劉高原：

「保華集團有意加快在長江流域投資港口項目的步伐，以加強集團處理大宗乾濕散貨之營運能力，從而爭取各港口之間最大的協同效應。」



Dear Shareholders,

It is my pleasure to report that the Group achieved satisfactory financial results for the year ended 31 March 2006, with gross profit reaching HK$355 million on a turnover similar to that of the preceding year. Net profit was HK$310 million, with earnings per share reaching HK22.7 cents and a total shareholder return of 37%. About 50% of the earnings were derived from our property investment and that will not be recurring in the next year.

As PYI enters a new phase of corporate development, I am pleased to provide you with more information on our new corporate strategy and reflect on our achievements to date.

Our Foray into China's Ports & Logistics Arena

The rapid economic growth of Mainland China, together with its booming international trade, has resulted in an increasing demand on the country's ports and logistics sector, now the PYI Group's principal business focus. Investments in the ports and logistics sector in China is in line with the National Transport Policy for the building of new capacity to meet growing demands.

各位股東：

本人欣然向　閣下呈報，集團於截至二零零六年三月三十一日止年度繼續錄得理想業績，在營業總額與對上年度相若的基礎上錄得毛利淨額3.55億港元，除稅後盈利3.1億港元，每股盈利22.7港仙，股東總收益達37%。保華集團的收入約50%來自物業投資，此等收入來年將不會再次出現。

保華集團昂然步向企業發展的新紀元，本人謹藉此機會向大家分享更多集團之新策略及成就。

涉足中國港口物流業

本集團專注經營中國內地之港口及物流業，該行業現正受惠於迅速增長的國內經濟及蓬勃的中國對外貿易勢頭。集團於國內港口及物流業務的投資充份配合國家交通政策對發展新設施以應付日益增長之需求。



"Our Yangtze Strategy calls for the acquisition and consolidation of a series of major bulk cargo ports along the Yangtze River and the eventual integration with the spearheading Yangkou Port in the Yellow Sea."

In my 2005 report to shareholders, I outlined PYI's growth strategy for our core business. We have executed this successfully over the past twelve months; the strategy is delivering, and there is plenty of room for additional growth.

To date, PYI has built up a portfolio of quality port assets in Mainland China, having acquired substantial stakes in Yangkou Port and Nantong Port, both located in Nantong, Jiangsu Province. Additionally, we acquired an LPG terminal in Wuhan, Hubei Province.

PYI operates a clear strategy for the ports and logistics businesses. Our Yangtze Strategy calls for the acquisition and consolidation of a series of major bulk cargo ports along the Yangtze River and the eventual integration with the spearheading Yangkou Port in the Yellow Sea. We also aim at strengthening our operational expertise and skill base as well as our business network through such acquisition program.

Review of Operations

Yangkou Port

Yangkou Port has been formally included as part of the China's Eleventh Five-Year Development Plan.

Construction of the 13km Yellow Sea Crossing, which links up the Yangkou Port industrial and logistics park and the man-made island, formally commenced following the groundbreaking ceremony held in September 2005. Site formation works for the reclaimed land progressed well. A collaboration agreement for preliminary engineering works was reached between the Group and PetroChina in May 2006. Such preliminary engineering works, to be jointly carried out by PYI and PetroChina, involve the master planning of Yangkou Port to facilitate smooth operations of the LNG import facility, as well as various technical aspects of detailed design, engineering and construction methodology for the development of the LNG import facility. I remain optimistic in securing this PetroChina LNG import facility as the spearheading project in Yangkou Port.

本人曾在二零零五年的報告書內概要地描述保華集團之增長策略。本人現欣然向　閣下匯報，集團在過去十二個月已逐步實踐有關策略，而此策略已初見成效，給予本集團核心業務莫大之增長空間。

迄今為止，保華集團已在國內構建了一個優質的港口資產組合，其中包括持有位於江蘇省南通市之洋口港及南通港的重要權益，此外，集團亦收購了位於湖北省武漢市的一座液化石油氣碼頭。

保華集團之中國港口及物流業務建基於一個清晰策略，集團的長江策略旨在綜合長江流域一系列大宗乾濕散貨港口，最終與黃海上的龍頭港口－洋口港整合起來；我們亦通過收購計劃以壯大集團營運上專業及技術優勢。

業務回顧

洋口港

洋口港項目已正式被納入中國「十一五」規劃。

連接洋口港工業物流園與人工島的長達十三公里之黃海大橋，已於二零零五年九月動工儀式後開始興建；圍墾土地之平整工作進展順利。集團與中石油於二零零六年五月簽訂一項工程前期工作合作協訂，在洋口港共同展開若干有關發展液化天然氣進口設施之工程前期工作包括洋口港總設計規劃，確保液化天然氣進口設施運作流暢，以及多方面的技術層面工作，包括詳細設計、工程及建築方法等等。對於取得中石油之液化天然氣進口設施這一龍頭項目落戶洋口港，我抱著樂觀態度。



集團的長江策略旨在綜合長江流域一系列大宗乾濕散貨港口，最終與黃海上的龍頭港口－洋口港整合起來。

During the year, potential clients and business partners have visited Yangkou Port with increasing interests, particularly in the area of berth operations and land sale possibilities. I am encouraged by these business prospects and am confident in turning them to material benefits for PYI in the not too distant future.

Given the satisfactory progress in development of the Yangkou Port project, in February 2006, PYI increased the stake from 54% to 68% through the acquiring of minority stakes at a consideration of US$4.5 million, and in May 2006, further increased such stake to 75% by the issuance of 68.5 million new PYI shares at HK$2.45 per share. This has not only enhanced PYI's share of benefits in Yangkou Port but also simplified the financing structure of the project development company. Issue of the consideration shares to the vendor would also align its interests in the future of Yangkou Port with those of PYI.

Nantong Port

It is pleasing to have secured the opportunity to invest in the Nantong Port Group, where PYI is to inject cash of about RMB435 million in return for a 45% interest. Nantong Port Group is principally engaged in providing cargo loading and off-loading, storage, shipping-agency, cargo-agency duties, ship anchoring, ship repairing, port machinery, shipping logistics and ship-piloting services. Initial injection of HK$150 million was completed in late December 2005 and the balance of the investment is expected to be completed in the first half of this fiscal year.

Tapping into the experience, skill base and business networks of Nantong Port Group, this investment will give PYI the vital dry and liquid bulk cargo handling capabilities to complement our Yangkou operations.

Paul Y. Engineering Group

Paul Y. Engineering Group Limited, a subsidiary of PYI, offers management contracting, project management and facilities management services. The construction of Yangkou Port is being managed by Paul Y. Engineering, which has acquired six decades of experience in the provision of construction and engineering services in Hong Kong, Mainland China and overseas.

去年，越來越多有意投資在洋口港的客戶和生意夥伴們巡視了洋口港，他們尤其關心港口的運作和土地出售的機會。此等業務前景極大地鼓勵了我，我有信心在不久的將來，將這些機會轉化成集團之可觀回報。

鑒於洋口港項目的進展令人滿意，二零零六年二月，集團以450萬美元向洋口港小股東購入股份，將權益由54%增至68%。同年五月，再以每股2.45港元發行之6,850萬股保華新股份為代價，將權益增至75%。這不僅增加了保華在洋口港的股份收益，還簡化了項目開發公司的財務結構。所發行之代價股份日後也會將買方利益與洋口港結合起來，與集團的利益一致。

南通港

我們很高興已成功爭取機會，以現金4.35億人民幣作注資，取得南通港口集團45%的權益，其主要業務為貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、港口機械修造、船舶供應服務、引航等。於二零零五年十二月下旬集團首次注資1.5億港元，預計投資餘額將於今個財政年度上半年注入。

憑藉南通港口集團的豐富經驗、技術優勢及業務網絡，保華將從是次投資獲得處理大宗乾濕散貨的各種專業營運能力，以配合洋口港未來開展的業務。

保華建業集團

本集團之附屬公司保華建業集團有限公司，從事承建管理、項目管理及設施管理業務。保華建業憑六十年來在香港、中國內地以至多個海外地區提供建設及土木工程之豐富經驗，為洋口港提供項目管理。



"Investments in the ports and logistics sector in China is in line with the National Transport Policy for the building of new capacity to meet growing demands."

Paul Y. Engineering performed well with 26% growth and achieved a net profit of HK$101 million for the year on turnover of HK$3,110 million.

The management contracting division is the main contributor of profit while the project management and facility management divisions are taking shape.

During the year, new construction contracts amounting to HK$4,195 million were secured. As at the year end, the value of contracts on hand was HK$10,058 million while the value of work remaining to be completed increased by 33% to HK$6,003 million.

Celebrating its 60th anniversary in 2006, Paul Y. Engineering continues to expand its business reach in Hong Kong, Mainland China and overseas, while moving up the value chain to offer value-added design, construction and management solutions to improve the quality and recurring nature of contract margins.

Disposal of Paul Y. Centre

Paul Y. Centre was disposed to a joint venture, in which Paul Y. Engineering holds a 25% interest, at a value of HK$780 million with a profit of HK$147 million. PYI has provided a vendor financing in the amount of HK$117 million to the purchaser for a period of 3 years. Being the major tenant of the building, this investment provides Paul Y. Engineering with a natural hedge against escalation of its own occupancy costs.

Treasury investment

Total value of the Group's investment securities amounted to approximately HK$162 million (2005: HK$173 million) as at 31 March 2006, equivalent to about 3% (2005: 2%) of the total assets of the Group. Portfolio of high-yield loan receivables amounted to approximately HK$616 million (2005: HK$672 million) as at 31 March 2006, equivalent to about 10% (2005: 9%) of the total assets of the Group. During the year, about HK$80 million (2005: HK$8 million) of the Group's operating profit was contributed from the business of treasury investment.

保華建業本年業務表現理想，以營業額31.1億港元計算，增長達26%，純利為1.01億港元。

保華建業之盈利主要來自承建管理部門，而項目管理部門及設施管理部門則漸見成熟。

在本年度，保華建業取得價值41.95億港元之新工程合約。至年底，集團手頭合約共值100.58億港元。而未完成合約價值則增加33%，達60.03億港元。

保華建業今年慶祝六十週年之際，繼續擴展在香港、中國內地，以至海外之業務，並進一步強化其高增值工程服務。透過設計、建設及管理方案，為客戶增值，同時提高工程收入的質素及持續性。

出售保華企業中心

本集團向由保華建業持有25%權益之合營公司出售保華企業中心，價值為7.8億港元，盈利則達1.47億港元。保華向買方提供價值1.17億港元，為期三年的融資。作為此物業之主要租戶，保華建業可通過此項投資與租金開支互相對沖。

庫務投資

於二零零六年三月三十一日，本集團之投資證券總值約達1.62億港元(二零零五年：1.73億港元)，相當於本集團總資產約3%(二零零五年：2%)。於二零零六年三月三十一日，應收高收益貸款組合達約6.16億港元(二零零五年：6.72億港元)，相當於本集團總資產約10%(二零零五年：9%)。年內，約8千萬港元(二零零五年：8百萬港元)經營溢利乃來自庫務投資業務。



投資在中國港口物流業正好配合國家交通政策，擴展新的設施，以滿足與日俱增的需求。

Major Subsequent Event

Divestment in China Strategic

PYI finally completed the disposal of a 15.4% interest in China Strategic Holdings Limited for HK$26 million of cash. The remaining 62 million consolidated China Strategic shares are now held as short term investment.

Special Dividend

On 8 May 2006, the Board declared a special dividend to PYI shareholders by way of distribution of the value derived from the reorganisation of China Strategic. Based on the election of the PYI shareholders, HK$8.9 million in cash plus 4.98 million Hanny shares and HK$276.7 million Hanny bonds were distributed to the PYI shareholders. Such special dividend amounted to a fair value of HK$325 million. The Group still holds undistributed Hanny bonds with a face value of about HK$36.8 million as an investment.

Hubei Minsheng LPG

To further pursue liquid bulk terminal opportunities and enhance its capabilities in this business sector, on 12 May 2006 the Group entered into an asset acquisition agreement to acquire assets related to a liquid bulk logistics business in Wuhan, PRC, including LPG storage facilities, terminal and jetty, filling stations and equipment. The consideration to be paid by the Group for the acquisition was RMB470 million, comprising RMB350 million in cash and RMB120 million in convertible note issued by PYI at a conversion price of HK$4.25 per share.

The LPG terminal in Wuhan not only provides PYI with a new operating skill base, but also an initial foothold in Central China.

Material Acquisition and Disposal

Details of the Group's acquisition of a 45% equity interest in Nantong Port Group and disposal of Paul Y. Centre were set out in the paragraphs under the section of "Review of Operations" above.

主要結算日後事項

出售中策權益

保華最終以2,600萬港元現金完成出售於中策集團有限公司之15.4%權益，而餘下之6,200萬股合併中策股份現持作短期投資。

特別股息

二零零六年五月八日，董事局以分派中策重組所帶來的價值，向保華股東宣派特別股息。保華最終派發(1)合共498萬股錦興股份加890萬港元現金；及(2) 2.767億港元之錦興債券，相等於總公平值3.25億港元。派付特別股息後，本集團仍持有面值3,680萬港元之不用分派錦興債券，將保留為投資。

湖北民生石油液化氣

為進一步把握大宗濕貨碼頭之商機， 增強於此行業之能力， 本集團於二零零六年五月十二日訂立資產收購協議， 以收購於中國武漢與大宗濕貨物流業務有關之資產，包括液化石油氣儲配設施、碼頭及棧橋、加氣站及設備。收購代價為4.7億人民幣， 其中3.5億人民幣以現金支付， 而1.2億人民幣則由保華按每股4.25港元之換股價發行可換股票據予賣方。

武漢液化石油氣碼頭不但為保華注入新的專門營運能力，並且將集團的版圖拓展至華中地區。

重大收購及出售

本集團收購南通港口集團45%股本權益及出售保華企業中心之詳情載於上文「業務回顧」一節之段落內。



"Our terminals in Nantong and Wuhan not only provide PYI with a new operating skill base, but also a strong foothold in the Yangtze Delta and Central China."

Outlook

China's GDP grew 10.3% year-on-year in the first 3 months of 2006, as the economies of most developed countries also achieved solid growth rates for the same period.

Although crude-oil prices rose substantially during the past twelve months, the world's major economies, including China, appeared to have absorbed this shock reasonably well, with inflation remaining under control.

In the latest edition of its biannual World Economic Outlook, published this April, the International Monetary Fund (IMF) revised its growth estimates for 2006 to 4.9% from the 4.3 % forecast in September 2005. Its global growth estimate for 2007 is 4.7%, up from the earlier forecast of 4.4%. The IMF expects China's GDP to grow by 9.5% in 2006, following the previous year's 9.9% achieved expansion rate.

While global economic conditions are likely to remain steady for the foreseeable future, the IMF cautioned that a high and volatile crude-oil price might affect global expansion more strongly in the months ahead than has been the case in recent years.

Nonetheless, we believe that the rapid and continuing growth of China's economy will continue to create a favourable environment for our ports and logistics business on the Mainland.

China's Eleventh Five-Year Plan targets an average GDP annual growth rate of 7.5% for the national economy from 2006 to 2010. This latest Five-Year Plan also prioritizes accelerated development of the country's eastern region to stimulate overall expansion of the national economy.

In addition, it encourages further development of inland ports along the Yangtze River for the handling of coal, crude oil, mineral ore and containerized cargo, as well as calling for comprehensive and coordinated development of seaports along the country's coastal regions.

前景

中國之國內生產總值於二零零六年首三個月增長10.3%，而大部分發展國家之經濟亦錄得強勁增長。

儘管原油價格在過去十二個月大幅上升，全球各主要經濟體系，包括中國，似未受太大影響，其通脹率依然處於相對過往之低水平。

二零零六年四月，國際貨幣基金會發布一年刊登兩次的《全球經濟展望》報告，預計二零零六年全球經濟增長率為4.9%，高於去年九月時預測的4.3%。國際基金會預測二零零七年全球經濟增長率為4.7%，亦高於較早前預測的4.4%，並預測零六年在中國經濟可錄得9.5%增幅，略低於零六年實現的9.9%。

儘管全球經濟在可見的將來或可保持穩定，但國際貨幣基金會警告，高企及反覆的油價在未來數月對全球經濟之影響或較以往數年更為明顯。

然而，我們相信中國經濟持續擴張，可為本集團之港口及物流業務締造良好營商環境。

最近中國政府制訂的「十一五」規劃為二零零六年至二零一零年期間訂下每年經濟增長7.5%之目標。「十一五」規劃亦強調加速發展中國東部，從而促進全國經濟之發展。

此外，「十一五」規劃鼓勵進一步發展長江流域內河港口，處理如煤、原油、礦石及集裝箱貨物等等。另外，「十一五」規劃亦強調沿海港口協調發展之重要性。



保華於南通及武漢的碼頭業務不單為集團帶來新的營運能力，更讓其版圖拓展至長江三角洲及華中一帶。

With investment in and development, operation and management of bulk cargo ports along the Yangtze being the main thrust of the Group's business and strategic focus, our Yangtze Strategy is in line with that the national development plan.

We are currently developing an integrated trans-shipment network along the Yangtze River to serve that vast hinterland stretching from Eastern to Central China and well beyond, conforming to the central government's Eleventh Five-Year Plan. We believe that the clear policy statement made by the PRC government in relation to the development of inland ports along the Yangtze will present us with significant opportunities for implementation of our Yangtze Strategy.

PYI intends to accelerate our port investment along this great river, which flows a total distance of 6,300 kilometres and is China's paramount inland waterway. It constitutes a vital passage for logistics movements into and out of the country's interior region. It is also our strategy to further strengthen our dry and liquid bulk cargo handling capabilities, to enhance our critical mass and to maximize potential synergies.

Barring any unforeseen circumstances, I am confident that PYI is poised to face the challenges ahead and deliver the results of our Yangtze Strategy as planned. Lastly, I would like to take this opportunity to thank our Chairman for his great leadership, our board members for their precious guidance, our business partners and shareholders for their kind support and my colleagues in Hong Kong and the Mainland for their dedication and contributions to the success of PYI.

Yours faithfully,

Tom Lau

Deputy Chairman & Managing Director

Hong Kong, 7 July 2006

保華集團主要從事投資、發展營運及管理位於長江流域之碼頭及物流業務，我們的長江策略完全配合中央政府之發展計畫。

我們在長江流域正組建一個綜合中轉網絡，由中國東部一直伸延至華中以外，這策略與「十一五」規劃有關長江港口發展之政策是一致的。我們相信中央政府有關發展長江內河港之明確政策聲明，為本集團的未來發展帶來大量機會。

我們有意加速投資位元於長江流域之碼頭項目，因為全長六千三百公里的長江，是運載貨物進出中國內陸之最主要航道。此外，強化集團處理大宗乾濕散貨的能力以提升發展的潛力亦是我們的策略。

如無非可預見的情況下，我相信集團定能面對種種挑戰，並按其長江策略帶來理想回報。最後，我希望藉此機會感謝主席帶領集團邁步向前，以及為集團提供寶貴意見的董事局成員。我亦對於業務夥伴及股東的支持；以及在本港與內地的同事之投入與熱誠，為集團的成功作出努力，表示衷心的謝意。

副主席兼董事總經理
劉高原
謹啟

香港，二零零六年七月七日

Review of Financial Performance and Positions

For the year ended 31 March 2006, the Group recorded a consolidated turnover of approximately HK$3,540 million (2005: 3,588 million) which is close to that of the last corresponding year.

The Group's gross profit rose encouragingly by 58% to some HK$355 million (2005: HK$225 million), representing a gross margin of approximately 10% of the consolidated turnover. With the remarkable contribution of profits from the operations and tight cost control, the Group attained a profit before tax of approximately HK$399 million (2005: HK$497 million).

Profit

The Group's profit before taxation comprised:

(i) net gain of approximately HK$138 million in construction and other contracting activities attributable to Paul Y. Engineering (2005: HK$107 million);

(ii) net gain of approximately HK$12 million in property investment (2005: HK$23 million);

(iii) net gain of approximately HK$80 million in treasury investment (2005: HK$8 million);

(iv) interest income of approximately HK$26 million (2005: HK$52 million);

(v) increase in fair value of derivative financial instruments regarding options to acquire 15% equity interest in subsidiaries engaged in the development of Yangkou Port of approximately HK$41 million (2005: Nil);

(vi) discount on acquisition of additional interest in subsidiaries engaged in the development of Yangkou Port of approximately HK$9 million (2005: Nil);

(vii) increase in fair value of Paul Y. Centre of approximately HK$85 million (2005: Nil);

(viii) net gain on disposal of subsidiaries holding Paul Y. Centre and other non-core assets of approximately HK$61 million (2005: HK$68 million);

(ix) net corporate expenses of approximately HK$46 million (2005: HK$96 million);

(x) finance costs of approximately HK$17 million (2005: HK$6 million); and

(xi) net gain of approximately HK$10 million (2005: HK$341 million) from associates and jointly controlled entities.

財務表現及狀況回顧

截至二零零六年三月三十一日止年度，本集團錄得綜合營業額3,540,000,000港元(二零零五年：3,588,000,000港元)，與去年同期數字相若。

本集團之毛利上升58%至約355,000,000港元(二零零五年：225,000,000港元)，毛利率約為綜合營業額之10%。在經營溢利及嚴謹成本控制之可觀貢獻下，本集團之除稅前溢利約達399,000,000港元(二零零五年：497,000,000港元)。

溢利

本集團之除稅前溢利包括：

(i) 建築及其他保華建業應佔承包活動之收益淨額約138,000,000港元(二零零五年：107,000,000港元)；

(ii) 物業投資之收益淨額約12,000,000港元(二零零五年：23,000,000港元)；

(iii) 庫務投資之收益淨額約80,000,000港元(二零零五年：8,000,000港元)；

(iv) 利息收入約26,000,000港元(二零零五年：52,000,000港元)；

(v) 收購發展洋口港附屬公司15%股本權益的期權之衍生金融工具公平價值增加約41,000,000港元(二零零五年：無)；

(vi) 增購發展洋口港之附屬公司權益之折讓約9,000,000港元(二零零五年：無)；

(vii) 保華企業中心之公平價值增加約85,000,000港元（二零零五年：無)；

(viii) 出售持有保華企業中心及其他非核心資產之附屬公司產生之淨溢利約61,000,000港元(二零零五年：68,000,000港元)；

(ix) 企業開支淨額約46,000,000港元(二零零五年：96,000,000港元)；

(x) 融資成本約17,000,000港元(二零零五年：6,000,000港元)；及

(xi) 攤佔聯營公司及共同控制機構收益淨額約10,000,000港元(二零零五年：341,000,000港元)。

Profit – continued

Net profit for the year attributable to the shareholders of the Company was approximately HK$310 million (2005: HK$522 million) and basic earnings per share was HK22.7 cents (2005: HK38.5 cents).

Return on equity was at 12.1% (2005: 16.4%).

Financial Position

When compared with the Group's financial position as at last year end, total assets decreased by about 16% to some HK$5,982 million (2005: HK$7,110 million) and net current assets decreased by about 38% to some HK$1,284 million (2005: HK$2,075 million), mainly due to the payment of a special cash dividend totalling approximately HK$957 million during the year. Consequently, current assets decreased from 2.1 times to 1.7 times of current liabilities. After accounting for the net profit of approximately HK$310 million net of dividends paid of approximately HK$998 million, equity attributable to shareholders of the Company decreased by 19% to some HK$2,571 million (2005: HK$3,179 million), representing HK$1.86 per share as at 31 March 2006 (2005: HK$2.32 per share).

Net cash inflow from operations was about HK$23 million, and outflow in respect of investing and financing activities was about HK$606 million, resulting in a net decrease in available cash and cash equivalents of about HK$583 million. Again such decrease was due to the special dividend paid.

The total shareholder return for the year ended 31 March 2006, which is the increase in share price of the Company plus dividends paid during the year, was approximately 37% (2005: 278%).

Liquidity and Capital Resources

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to five years.

As at 31 March 2006, the Group's total borrowings amounted to approximately HK$688 million (2005: HK$831 million) with HK$523 million (2005: HK$290 million) repayable within one year and HK$165 million (2005: HK$541 million) repayable after one year. Out of the Group's total borrowings of approximately HK$688 million as at 31 March 2006, about HK$292 million was non-recourse to the Group (excluding the Paul Y. Engineering Group).

溢利－續

本公司股東應佔年度淨溢利約為310,000,000港元（二零零五年：522,000,000港元），每股基本盈利為22.7港仙(二零零五年：38.5港仙)。

股權收益為12.1%（二零零五年：16.4%）。

財政狀況

與本集團對上一年度結束時之財政狀況相比，本集團之總資產減少了約16%至約5,982,000,000港元（二零零五年：7,110,000,000港元），而流動資產淨值則減少了約38%至約1,284,000,000港元(二零零五年：2,075,000,000港元)，主要原因是支付特別現金股息合共約957,000,000港元。因此，流動資產由相當於流動負債之2.1倍減少至1.7倍。計及純利約310,000,000港元(扣除已派付股息約998,000,000港元)後，本公司股東應佔之權益減少19%至約2,571,000,000港元(二零零五年：3,179,000,000港元)，於二零零六年三月三十一日為每股1.86港元(二零零五年：每股2.32港元)。

經營業務之現金流入淨額約為23,000,000港元，而投資業務及融資活動之現金流出則約為606,000,000港元，導致現金及現金等值項目淨額減少約583,000,000港元。該減少同樣因支付特別股息。

於截至二零零六年三月三十一日止年度之股東總回報（即本公司股價於年內之增長加年內派付之股息）約為37%（二零零五年：278%）。

流動資金及資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。本集團之貸款按市場息率計息，還款期為一至五年。

於二零零六年三月三十一日，本集團借款共達約688,000,000港元(二零零五年：831,000,000港元)，其中523,000,000港元(二零零五年：290,000,000港元)須於一年內償還，另165,000,000港元(二零零五年：541,000,000港元)須於一年後償還。本集團於二零零六年三月三十一日總計約688,000,000港元之借貸當中，約292,000,000港元對本集團(不包括保華建業集團)並無追索權。

Liquidity and Capital Resources – continued

Cash balances at 31 March 2006 amounted to approximately HK$785 million (2005: HK$1,255 million) of which approximately HK$119 million has been pledged to banks to secure general credit facilities granted to the Group (2005: Nil). At the year end, the Group maintained a net cash position (being cash balances less bank borrowings) of HK$313 million.

As at 31 March 2006, HK$404 million (2005: HK$765 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, HK$142 million (2005: Nil) of the Group's borrowings bore interest at floating rates and were denominated in Renminbi and HK$142 million (2005: HK$66 million) of the Group's borrowings bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.27 (2005: 0.26) which is calculated based on the total borrowings of HK$688 million (2005: HK$831 million) and the Group's shareholders' funds of HK$2,571 million (2005: HK$3,179 million).

Contingent Liabilities

As at 31 March 2006, the Group has contingent liabilities in respect of (a) outstanding performance bonds on construction contracts of Paul Y. Engineering's subsidiaries of approximately HK$361 million (2005: HK$310 million) of which approximately HK$283 million was non-recourse to the Group (excluding the Paul Y. Engineering Group) and (b) guarantee given to a bank for banking facilities given to an associate of Paul Y. Engineering of approximately HK$9 million (2005: Nil) which was non-recourse to the Group (excluding the Paul Y. Engineering Group).

The Group has provided rental guarantee ("Rental Guarantee") in favor of the purchaser of Paul Y. Centre. Under the Rental Guarantee, the Group has guaranteed that the net rental for each of the three years commencing from 20 January 2006 ("Guaranteed Period") would not be less than HK$48 million. The Group is entitled to receive 30% of any excess of the net annual rental of the Guaranteed Period received over HK$48 million. In the opinion of the directors, the fair value of the liabilities in relation to the Rental Guarantee arrangement is insignificant as at 31 March 2006.

流動資金及資本來源－續

於二零零六年三月三十一日之現金結餘約為785,000,000港元(二零零五年：1,255,000,000港元)，當中約119,000,000港元(二零零五年：無)已抵押予銀行以取得本集團所給予之一般信貸融資。於年度末期，本集團維持約313,000,000港元之淨現金狀況(現金結餘減銀行借貸)。

於二零零六年三月三十一日，本集團借款中有404,000,000港元(二零零五年：765,000,000港元)按浮動息率計息並以港元為單位。本集團借款中有142,000,000港元(二零零五年：無)按浮動利率計息並以人民幣為單位，另有142,000,000港元(二零零五年：66,000,000港元)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.27(二零零五年：0.26)，該項比率乃根據本集團688,000,000港元(二零零五年：831,000,000港元)之總借款及2,571,000,000港元(二零零五年：3,179,000,000港元)之股東資金計算。

或然負債

於二零零六年三月三十一日，本集團之或然負債乃有關(a)保華建業之附屬公司仍然有效之建築合約履約擔保書約361,000,000港元(二零零五年：310,000,000港元)(其中約283,000,000港元對本集團(不包括保華建業集團)並無追索權)，及(b)作為銀行給予保華建業之聯營公司之銀行信貸擔保約9,000,000港元(二零零五年：無)(此擔保對本集團(不包括保華建業集團)並無追索權)。

本集團為保華企業中心買家提供租金擔保(「租金擔保」)。根據租金擔保，本集團擔保自二零零六年一月二十日起計三年每年(「擔保期」)之淨租金將不少於48,000,000港元。本集團有權收取擔保期內收取淨年租金超逾48,000,000港元數額之30%。董事認為，於二零零六年三月三十一日，有關租金擔保安排之負債之公平價值屬微不足道。

Pledge of Assets

As at 31 March 2006, certain of the Group's properties, bank deposits and investment held for trading with an aggregate value of approximately HK$319 million (2005: HK$753 million) and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. Approximately HK$76 million of the pledged assets as at 31 March 2006 were pledged to secure credit facilities which were non-recourse to the Group (excluding the Paul Y. Engineering Group).

Commitments

As at 31 March 2006, the Group has expenditure contracted but not provided for in the consolidated financial statements in respect of acquisition of certain property, plant and equipment and project under development in the amount of approximately HK$92 million (2005: HK$91 million), all of the amount was committed by the Group (excluding the Paul Y. - Engineering Group).

資產抵押

於二零零六年三月三十一日，本集團總值約319,000,000港元(二零零五年：753,000,000港元)之若干物業及持作買賣投資，與本公司若干附屬公司之已發行股本連同於若干建築合約之利益已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於二零零六年三月三十一日已抵押資產之約76,000,000港元為信貸融通作押，有關信貸融通對本集團（不包括保華建業集團）並無追索權。

承擔

於二零零六年三月三十一日，本集團就收購若干物業、機械及設備以及發展中項目有約92,000,000港元(二零零五年：91,000,000港元)之已簽訂但並未於綜合財務報表撥備之開支，此開支全數由本集團(不包括保華建業集團)承擔。

Yangkou Port 洋口港



A New Seaport in Eastern China

中國東岸嶄新深水港口

Master Plan 總體規劃

42km² 平方公里
Industrial & logistics park
工業物流園

13km 公里
Yellow sea crossing
黃海大橋

9 Berths 泊位
Man-made island
人工島


2.3T
32米

- The development of Yangkou Port, featuring a deep-water seaport with an immense harbour-front industrial and logistics park, is in line with the economic development of the Yangtze River Delta.

  洋口港發展項目主要為深水海港及大型臨港工業物流園，該項目與長三角區經濟協調發展。



Yangkou Port 洋口港

Yangkou Port is a natural harbour in Eastern China, which is ideally situated to become a major trans-shipment hub for dry and liquid bulk cargo catering to the Yangtze River region.

洋口港乃一中國東部天然港口，地理位置優越，可成為中國主要的貨物中轉基地。以迎合長江流域大宗乾濕散貨量迅速增長之需求。



PYI owns and operates Yangkou Port, which covers a $42km^2$ development land bank, a man-made island linked by the 13km Yellow Sea Crossing and 9 berths in the deep draft zone.

The development forms an integral part of the Jiangsu transport development plans. First phase of the development comprising an initial land bank of $10km^2$, the Yellow Sea Crossing and a general cargo berth is scheduled to be completed before the end of 2008. The master planning of the harbour-front industrial and logistics park caters to the petrochemical industry.

In May 2006, the Group signed a collaboration agreement with PetroChina to conduct preliminary engineering works relating to the development of an LNG import facility on the man-made island at Yangkou Port.

保華擁有並經營洋口港，項目包括一個四十二平方公里的土地儲備，一座由長達十三公里的黃海大橋連接之人工島，以及位於深水地帶的九個泊位。

該項目的開發是江蘇交通發展計劃中的重要一環。項目一期工程預計於2008年年底完成，包括10平方公里的土地儲備，黃海大橋以及一個通用貨物碼頭。臨港工業物流園的總體規劃迎合了石化產業的發展需求。

二零零六年五月，本集團與中石油簽訂合作協議，以開展洋口港人工島之工程前期工作，為興建島上液化天然氣進口設施作準備。



Local authorities have been supportive to the Yangkou Port development. Ambitious plans are mapped out to build a comprehensive road-rail-water transport network to support the project. The Yangkou Port development has also attracted an increasing number of domestic and multinational corporations to explore development opportunities in the bulk cargo berths as well as the industrial and logistics park. Land sale is scheduled to commence in the fourth quarter of 2006 according to our plan.

當地政府一直支持洋口港之發展，並已積極制訂計劃，以建設一個包含道路、鐵路及水路的全面性運輸網路，支持該項目的發展。洋口港的開發已成功吸引了越來越多的國內及跨國集團，前來尋求參與大宗散貨碼頭以及工業物流園開發之機遇。根據計劃，集團將於二零零六年第四季度開始出售土地。

Nantong Port Group 南通港


PORT OF NANTONG
南通港

Major Yangtze Delta Hub Port

長三角主要樞紐港


2005 Throughput Distribution 吞吐量分佈
52%
28%
7%
13%
Iron ore & Non-metal mineral 鐵礦石及非金屬礦石
Construction materials 建築材料
Containers 集裝箱
Foodstuff & others 食品及其他

Nantong Port Group, the largest port enterprise at Nantong Port, provides PYI with the operational expertise and skill base.

南通港口集團是南通港最大的港口企業，為保華集團在業務上提供專業基礎及技術支持。

Nantong Port Group 南通港


PORT OF NANTONG
南通港

Nantong Port is a major trans-shipment hub port on the Yangtze River for dry bulk cargo. The newly commissioned iron ore berth renders the highest throughput capacity on the Yangtze.

南通港口集團為長江流域主要大宗乾散貨中轉基地。新投入服務的鐵礦石泊位裝卸能力於長江位居榜首。



Being the first major bulk cargo port along the Yangtze River Delta, Nantong Port houses the second largest distribution centre for bulk cargo down-stream. It is also the largest hub port for iron ore trans-shipment.

Nantong Port Group is the core port enterprise at Nantong Port, accounting for nearly 50% of its total throughput. The main cargoes handled by Nantong Port Group are iron ore, minerals, cement, steel, coal, fertilizers, grains and edible oil.

At present, Nantong Port Group owns a total of four major terminals which together operate 26 productive berths in total, including two berths for vessels of 100,000 tonnage, six berths for vessels of 50,000 tonnage and ten berths for vessels of 10,000 tonnage.

南通港是海輪進入長江的第一個主要大宗散貨港口，亦是下游第二大之大宗散貨集散中心，它也是長江上最大之鐵礦石中轉基地。

南通港口集團是南通港之主要港口企業，佔南通港約50%之貨物吞吐量。南通港口集團處理之主要貨物有鐵礦、礦石、水泥、鋼、煤炭、化肥、穀物及食油。

目前，南通港口集團擁有四家主要碼頭公司，該四家公司合共經營二十六座已投產泊位，其中包括兩座十萬噸級泊位；六座五萬噸級泊位及十座一萬噸級泊位。



Nantong Port Group recorded another year of solid growth in 2005 with cargo throughput increasing 18% year-on-year to approximately 39 million tons. With a view to strengthening its operational capabilities, Nantong Port Group has also taken the initiatives to upgrade its management and operational systems.

南通港於二零零五年錄得強勁增長，其吞吐量約為3,900萬噸，較對上一年增長18%。為了提高其營運能力，南通港口集團已推出多項措施加強管理及營運系統。

Minsheng LPG Terminal 民生石油氣碼頭

Serving the Energy Sector in Central C

全力服務華

Wuhan LPG Market 武漢液化石油氣市場

600,000 tons噸
Throughput of Hubei Minsheng
湖北民生吞吐量

40%
Market Share of Hubei Minsheng
湖北民生市場佔有率



> Hubei Minsheng LPG, the largest LPG terminal and storage facilities in Central China.

湖北民生擁有並經營華中地區最大規模的液化石油氣內河碼頭及儲庫。


民生石油

Minsheng LPG Terminal 民生石油氣碼頭

With a well-developed logistics distribution network, Hubei Minsheng is well-placed to serve the household, industrial and automotive sectors in Central China.

憑完善的物流網絡，湖北民生享有絕對優勢，為華中之家庭、工業及汽車業界提供服務。



Hubei Minsheng is poised to boost its leadership position in the infrastructure and logistics facilities for LPG, oil and liquid bulk chemicals market in Central China. It owns and operates the largest LPG terminal and storage facilities, as well as a mature logistics network in the region.

With the opening of domestic wholesale business of oil products to multinational corporations by the end of 2006, Hubei Minsheng also plans to expand the existing LPG terminal and storage by adding a petroleum terminal and storage facilities as well as those for chemicals.

湖北民生致力提升其於華中地區的液化石油氣、石油及大宗化工之市場領導地位，它擁有並經營區內最大的液化石油氣碼頭和儲庫，以及完善的物流網絡。

液化氣批發市場在二零零六年底對外資開放後，湖北民生亦有意興建一座石油產品碼頭及倉儲設施，以擴大現有的液化石油氣碼頭和儲庫。


LPG

Prospects of LPG have been greatly enhanced by the lifting of domestic petroleum price. Conversion from petroleum to LPG as an efficient and clean alternative fuel for automotive consumption becomes highly viable. PYI will focus on expanding the gas station network with a view to increasing consumption and the ultimate capacity on the storage facilities.

內銷石油價格迅速上升，令液化石油氣市場的前景更為樂觀。而汽車以石油氣代替汽油既環保又高效益，實屬理想的選擇。保華集團將擴展其汽站網絡，從而提高儲庫的容量及產品使用量。

Paul Y. Engineering 保華建業



International Engineering Services Group
國際工程服務集團

Financial Highlights 財務摘要

	Dividend Pay-out Ratio 派息率	Net Profit 純利	Dividend Per Share 每股股息
2006	46%	$101m	8.0¢
	43%	$80m	6.0¢


Paul Y

» Paul Y. Engineering brings together a spirit of partnership, teamwork and professionalism that will ensure its clients continue to reap the maximum reward.

保華建業致力與客戶建立緊密的夥伴關係，以團隊精神及專業技能，確保客戶獲得最佳回報。

Paul Y. Engineering 保華建業


Paul Y

Paul Y. Engineering has played a major role in shaping Hong Kong's skyline and world-class infrastructure. It draws on six decades of rich business experience and looks to the future with a determination to reach new heights.

保華建業一直致力為香港勾劃城市景觀，並打造世界級基建設施。憑藉六十年的豐富經驗及成就，保華建業矢志在未來再創高峰。



Established in 1946, Paul Y. Engineering Group Limited (0577.HK) is an international engineering services group, with three core businesses: management contracting, project management and facilities management. The Group, which is governed by a highly independent board, serves a broad and distinguished client base in Hong Kong, the Mainland and overseas. It was independently listed on the Hong Kong Stock Exchange in early 2005.

Paul Y. Engineering adds value to its clients through an integrated network of engineering and management solutions. Its comprehensive management contracting services cover a wide range of projects, including commercial and residential properties, public housing and institutional facilities, highways and bridges, railways and tunnels, port works, water and sewage treatment works.

保華建業集團有限公司 (0577.HK) 於1946年成立，為國際化之工程服務集團，其核心業務包括承建管理、項目管理及設施管理。該集團由高度獨立的董事局管治，服務各行各業之客戶，業務遍佈香港、中國內地以至世界各地。保華建業於二零零五年初於香港聯交所獨立上市。

保華建業透過綜合而完備的工程及管理方案，為客戶增值。該集團具備廣泛的承建管理經驗，當中包括商業及住宅物業、公共房屋、工業設施、高速公路、橋樑、鐵路及隧道、港口項目、水利以及排污設施。


Paul Y

It possesses in-depth expertise in project management, founded on a long and successful track record in handling complex construction projects. Paul Y. Engineering's facilities management team consists of multi-disciplined professionals, with exemplary experience in assisting its clients to extract the maximum return from the entire life cycle of their physical assets.

The diversity of its expertise has underwritten much of its success, with high levels of client satisfaction resulting in recurring business and many valuable referrals. Paul Y. Engineering is well positioned to take full advantage of all opportunities in the years ahead.

保華建業在處理複雜的承建項目的同時，累積豐富的項目管理經驗。而設施管理團隊則囊括多方面的專才，令客戶的物業在整個資產周期一直發揮至佳效益。

多方面的專業能力，是保華建業賴以成功的重要因素；滿意的客戶不但樂於一再與其合作，更向其他公司推薦保華建業，為業務帶來持續增長。保華建業亦已準備就緒，迎接未來的商機。


Mr Lau Ko Yuen, Tom
劉高原先生
Dr Chow Ming Kuen, Joseph
周明權博士

Dr Chow Ming Kuen, Joseph ***OBE, JP***

Chairman, Independent Non-Executive Director

Dr Chow Ming Kuen, Joseph *OBE, JP*, aged 65, is the Chairman of the Company. Dr Chow was appointed as an independent non-executive director of the Company in September 2004. He is also the Chairman of the Company's Remuneration Committee, Nomination Committee and Compliance Committee, a member of the Company's Audit Committee and an independent non-executive director of two subsidiaries of the Company. Dr Chow is a civil and structural engineer by profession. He is the Chairman of the Hong Kong Construction Workers Registration Authority, a member of Chinese People's Political Consultative Conference of Shanghai and an Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. Dr Chow previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club. He is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers and an independent non-executive director of Wheelock Properties Limited (0049.HK),Chevalier International Holdings Limited (0025.HK) and Build King Holdings Limited (0240.HK).

Mr Lau Ko Yuen, Tom

Deputy Chairman and Managing Director

Mr Lau Ko Yuen, Tom, aged 55, is the Deputy Chairman and Managing Director of the Company. He is also a member of the Company's Remuneration Committee, Nomination Committee and Share Repurchase Committee, and a director of various subsidiaries of the Group. Mr Lau has over 33 years' experience in international corporate management as well as merger and acquisitions. He joined the Group in 1991 and has been responsible for the Group's corporate strategy, development and performance. Mr Lau is also the non-executive Deputy Chairman of Paul Y. Engineering Group Limited (0577.HK) and an independent non-executive director of China National Building Material Company Limited (3323.HK).

周明權博士 ***OBE, JP***

主席(獨立非執行董事)

周明權博士 *OBE, JP*，65歲，本公司主席。周博士於二零零四年九月獲委任為本公司獨立非執行董事，他亦為本公司薪酬委員會、提名委員會及法規委員會主席、本公司審核委員會成員以及本公司兩家附屬公司之獨立非執行董事。周博士為專業土木及結構工程師，他現為香港建造業工人註冊管理局主席、中國人民政治協商會議上海委員會之委員及香港輔助員警隊之榮譽高級警司。周博士曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。周博士目前任周明權工程顧問有限公司主席(該公司為一家獨立的土木及結構顧問工程師行)，亦兼任會德豐地產有限公司(0049.HK)、其士國際集團有限公司(0025.HK)及利基控股有限公司(0240.HK)之獨立非執行董事。

劉高原先生

副主席兼董事總經理

劉高原先生，55歲，本公司副主席兼董事總經理，他亦為本公司薪酬委員會、提名委員會及股份回購委員會成員以及本集團多家附屬公司之董事。劉先生積逾三十三年國際企業管理及收購與合併的經驗。他於一九九一年加入本集團，專責集團的策略、發展以及表現。劉先生兼任保華建業集團有限公司(0577.HK)非執行副主席及中國建材股份有限公司(3323.HK)獨立非執行董事。


Mr Kwok Shiu Keung, Ernest
郭少強先生
Mr Chan Shu Kin
陳樹堅先生
Dr Chan Kwok Keung, Charles
陳國強博士

Dr Chan Kwok Keung, Charles
Non-Executive Director

Dr Chan Kwok Keung, Charles, aged 51, is a non-executive director of the Company. Dr Chan holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 26 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and was Chairman of the Company until July 2005. Dr Chan is the Chairman of ITC Corporation Limited (0372.HK) and Hanny Holdings Limited (0275.HK). Dr Chan is the sole director of Chinaview International Limited and Galaxyway Investments Limited which are substantial shareholders of the Company.

Mr Kwok Shiu Keung, Ernest
Independent Non-Executive Director

Mr Kwok Shiu Keung, Ernest, aged 70, joined the Company as an independent non-executive director in 1993. He is a member of the Company's Audit Committee, Remuneration Committee, Nomination Committee and Compliance Committee. Mr Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was for more than 28 years a registered structural engineer and an authorized person (List II) under the Hong Kong Buildings Ordinance. Mr Kwok is a member of the Institution of Civil Engineers, United Kingdom, a fellow member of the Chartered Institute of Arbitrators, United Kingdom and a fellow member of the Hong Kong Institute of Arbitrators.

Mr Chan Shu Kin
Independent Non-Executive Director

Mr Chan Shu Kin, aged 51, was appointed as an independent non-executive director of the Company in September 2004. He is the Chairman of the Company's Audit Committee and Share Repurchase Committee and a member of the Company's Compliance Committee. Mr Chan has over 29 years' experience in auditing, accounting and financial management services. He graduated from The Hong Kong Polytechnic University and is both a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants as well as an associate member of the Institute of Chartered Accountants in England and Wales. Mr Chan is a partner of Messrs Ting Ho Kwan & Chan, Certified Public Accountants. He is currently an independent non-executive director of Wing Shing International Holdings Limited (0850.HK).

陳國強博士
非執行董事

陳國強博士，51歲，為本公司非執行董事。 陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面擁有超過二十六年的國際企業管理經驗。 他於一九八七年加入本集團，並曾擔任本公司主席直至二零零五年七月。陳博士為德祥企業集團有限公司(0372.HK)及錦興集團有限公司(0275.HK)之主席。陳博士為Chinaview International Limited及Galaxyway Investments Limited(該等公司為本公司之主要股東)之唯一董事。

郭少強先生
獨立非執行董事

郭少強先生，70歲，自一九九三年起擔任本公司獨立非執行董事，他為本公司審核委員會、薪酬委員會、提名委員會及法規委員會成員。 郭先生為執業律師、特許土木工程師及執業仲裁人。 他為註冊結構工程師已逾二十八年，更名列香港建築物條例下之政府認可人士(第二名冊)。 郭先生為英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

陳樹堅先生
獨立非執行董事

陳樹堅先生，51歲，於二零零四年九月獲委任為本公司獨立非執行董事，他為本公司審核委員會及股份回購委員會主席，以及本公司法規委員會成員。 陳先生在核數、會計之財務管理服務方面積逾二十九年經驗。 他畢業於香港理工大學，亦為英國特許公認會計師公會及香港會計師公會之資深會員，以及英格蘭及威爾斯特許會計師公會會員。陳先生為丁何關陳會計師行合夥人之一。 他目前為永成國際控股有限公司(0850.HK)之獨立非執行董事。

Hong Kong 香港



from left
Ms Wong Lai Kin, Elsa
Ms Yang Yan
Mr Wong Yiu Hung
左起
黃麗堅女士
楊燕女士
黃耀雄先生

Ms Yang Yan
Senior Investment Director
PYI Corporation Limited

Ms Yang Yan, aged 38, joined the Group in 2003. She is responsible for originating and monitoring performance of the Group's investment in Mainland China including the Yangkou Port project. She also holds directorship in certain PYI subsidiaries. Ms Yang has accumulated many years of experience in corporate development and general administration. She holds a Bachelor's degree in Business Administration.

Mr Wong Yiu Hung
Group Financial Controller
PYI Corporation Limited

Mr Wong Yiu Hung, aged 41, joined the Group in 2004. He is responsible for all financial management and accounting matters of the Group. He is also the Qualified Accountant of the Company and holds directorship in various PYI subsidiaries. Mr Wong has over 19 years' experience in auditing, accounting and financial management in both international accounting firms and listed companies. He holds a Bachelor's degree in Chinese Law from Peking University and is a member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Chartered Association of Certified Accountants and a certified public accountant in Hong Kong.

Ms Wong Lai Kin, Elsa
Group Corporate Counsel and Company Secretary
PYI Corporation Limited

Ms Wong Lai Kin, Elsa, aged 40, joined the Group in 1995. She is responsible for all legal, regulatory and compliance and company secretarial matters of the Group. She also holds directorship in various PYI subsidiaries. Ms Wong is a qualified solicitor in Hong Kong, England and Wales. She has over 17 years' experience in the legal profession and had been the corporate counsel and company secretary of several listed companies in the past. Ms Wong holds a Master's degree in Law from The University of Hong Kong and a Master's degree in Corporate Finance from The Hong Kong Polytechnic University.

楊燕女士
高級投資總監
保華集團有限公司

楊燕女士，38歲，於二零零三年加入本集團。楊女士主要負責本集團在中國內地之企業投資發展，包括洋口港項目，亦出任本集團若干附屬公司之董事。她於企業經營發展、行政管理方面積逾多年經驗，並持有工商管理學士學位。

黃耀雄先生
集團財務總監
保華集團有限公司

黃耀雄先生，41歲，於二零零四年加入本集團。黃先生負責集團所有之財務管理和會計事務。他亦為本公司合資格會計師，並兼任本集團多家附屬公司之董事。黃先生於國際級會計師事務所及上市公司之核數、會計及財務管理方面積逾十九年經驗。他持有北京大學之中國法律學士學位，為香港會計師公會會員、英國特許會計師公會資深會員，亦為香港註冊執業會計師。

黃麗堅女士
集團律師兼公司秘書
保華集團有限公司

黃麗堅女士，40歲，於一九九五年加入本集團。黃女士負責本集團所有法律、遵守法規以及公司秘書之事務，並為本集團多家附屬公司之董事。黃女士為香港、英國及威爾斯合資格律師，於法律界積逾十七年經驗，她曾出任多家上市公司的公司律師及公司秘書。黃女士持有香港大學之法律碩士學位及香港理工大學之企業融資碩士學位。



from left
Mr Sun Jian Quan
Mr Yuan Xin An
Mr Wei Wen Kui
Mr Liu Dong

左起
孫建全先生
袁新安先生
魏文魁先生
劉東先生

Mr Yuan Xin An

Chairman
Jiangsu YangKou Port Development and Investment Co., Ltd.
Jiangsu Yangtong Investment and Development Co., Ltd.
Jiangsu Wanhua Real Estate Development Co., Ltd.

Mr Yuan Xin An, aged 50, joined the Group in 2004. As Chairman of the Yangkou Port subsidiaries, Mr Yuan oversees the overall planning and development of the Yangkou Port project and the functioning of these respective subsidiaries' board. He is the Vice Director of the Committee of Jiangsu Yangkou Port Economic Development Zone and the Director of its Economic Development Department. An economist, Mr Yuan graduated from Jiangsu Broadcasting and TV University. In recognition of his contributions to the community, the governments of Jiangsu Province, Nantong City and Rudong County have heaped honours on him, including those of "Provincial Model Worker", "City Model Worker" and "Rudong Advanced Worker".

Mr Wei Wen Kui

Director and General Manager
Jiangsu YangKou Port Development and Investment Co., Ltd.
Jiangsu Yangtong Investment and Development Co., Ltd.

Mr Wei Wen Kui, aged 40, joined the Group in 2006. He is responsible for the operations and development of the Yangkou Port subsidiaries. Mr Wei has extensive experience in the design and development of petrochemical storage facilities, and management of large-scale petroleum and chemicals logistics facilities for national and multi-national corporations in China. In conjunction with the relevant authorities at the national and local levels, he has performed extensive research on China's oil storage and logistics sector, particularly in the regions of Bohai Bay, the Yangtze Delta and the Pearl Delta. Mr Wei holds a Bachelor's degree from the China University of Petroleum, majoring in petroleum and chemical processing.

Mr Sun Jian Quan

Deputy General Manager
Jiangsu YangKou Port Development and Investment Co., Ltd.

Mr Sun Jian Quan, aged 36, joined the Group in 2004. He is responsible for the business development and administration of the Yangkou Port subsidiaries. Mr Sun has more than 13 years of experience in administration, having worked for the Rudong county government. He has participated in the development of Yangkou Port project for more than 4 years. Mr Sun graduated from Nanjing Normal University with a Bachelor's degree in Science.

Mr Liu Dong

Financial Controller
Jiangsu YangKou Port Development and Investment Co. Ltd.

Mr Liu Dong, aged 34, joined the Group in 2006. He is responsible for the financial management and accounting matters of the Yangkou Port subsidiaries. Mr. Liu has more than 12 years of experience in accounting management. He had worked for a national petrochemical group prior to joining the Group, responsible for the financial aspects of a number of petrochemical development projects in both China and overseas. After graduating from Jiangsu University, Mr Liu obtained his MBA from Peking University in 2002.

袁新安先生

董事長
江蘇洋口港投資開發有限公司
江蘇洋通開發投資有限公司
江蘇萬華房地產開發有限公司

袁新安先生，50歲，於二零零四年加入本集團。他為洋口港項目之附屬公司董事長，負責洋口港項目的整體發展及計劃，並行使其董事職能。袁先生出任之公職包括江蘇省洋口港經濟開發區管理委會副主任兼開發區經濟發展局局長。袁先生為經濟師，畢業於江蘇廣播電視大學。為表揚袁先生對社區之貢獻，江蘇省南通市及如東縣人民政府多次表揚袁先生，冠從「江蘇省勞動模範」、「南通市勞動模範」、「如東先進工作者」等稱號。

魏文魁先生

董事兼總經理
江蘇洋口港投資開發有限公司
江蘇洋通開發投資有限公司

魏文魁先生，40歲，於二零零六年加入本集團。他負責洋口港項目之附屬公司營運及發展。他在設計開發石油化工倉儲項目、管理國有和跨國大型石油和化工物流企業方面擁有豐富經驗。魏先生曾會同國家及各級地方有關部門合作對國內石油倉儲和物流領域的調研，並以環渤海灣、長江三角洲及珠江三角洲為研究重點。他持有中國石油大學石油化工與機械專業之學士學位。

孫建全先生

副總經理
江蘇洋口港投資開發有限公司

孫建全先生，34歲，於二零零四年加入本集團。他負責洋口港項目之附屬公司業務發展和行政管理。孫先生在如東縣政府積逾13年行政管理經驗，並參與開發洋口港項目超過4年。他畢業於南京師範大學，持有理學學士學位。

劉東先生

財務總監
江蘇洋口港投資開發有限公司

劉東先生，34歲，於二零零六年加入本集團。他負責洋口港項目之附屬公司財務管理和會計事務，劉先生於財務管理方面積逾十二年經驗。在加入本集團之前，他曾任職於國有石油化工集團，負責國內外多個石化發展項目財務方面的事務。他於江蘇大學畢業之後，於二零零二年獲得北京大學工商管理碩士學位。

Nantong 南通



from left
Mr Wang Bao Guo
Mr Wang Wei Guo
Mr Zhu Yong Ming

左起
王保國先生
王衛國先生
朱永明先生

Mr Wang Wei Guo

Director and General Manager
Nantong Port Group Limited

Mr Wang Wei Guo, aged 43, joined the Nantong Port Group in 1989. He is responsible for the overall operations and business development of the Nantong Port Group. Mr Wang has extensive experience in the development, management and operation of port business. He worked for the Ministry of Communications from 1982 to 1989. He then held various senior positions at Nantong Port Authority, including the deputy head of its commerce department, the executive officer in charge of its cargo-forwarding centre and the deputy commissioner, and was the General Manager and Chairman of Nantong Port (Group) Co., Ltd. A senior economist, Mr Wang graduated from Nanjing College of Communications and Hehai University. He is also a representative of the Tenth Session of the People's Congress of Jiangsu Province.

Mr Wang Bao Guo

Director and General Manager
Jiangsu Wanhua Real Estate Development Co., Ltd.

Mr Wang Bao Guo, aged 55, joined the Group in 2004. He is responsible for the overall operations of the Yangkou Port property development subsidiary. Mr Wang has over 22 years of experience in finance, medicine, investment and financial advisory. He graduated from Shanxi University of Finance and Economics with a Bachelor's degree in Finance.

Mr Zhu Yong Ming

Financial Controller
Group Representative Office in Nantong

Mr Zhu Yong Ming, aged 35, joined the Group in 2005. He is responsible for monitoring the financial functions of the Group's projects in the PRC and oversees the financial management and accounting matters of the Nantong Port Group. He is also a director of a PYI subsidiary in the PRC. Mr Zhu possesses over 11 years' experience in investment and financial management, corporate finance as well as operation management. Prior to joining the Group, he was the financial controller and investment manager of a number of multinational corporations. He holds an MBA degree from Thunderbird University in the United States and is a PRC Certified Accountant and a member of International Certified Internal Auditor.

王衛國先生

董事兼總經理
南通港口集團有限公司

王衛國先生，43歲，於一九八九年加入南通港口集團。他負責南通港口集團的整體營運及業務發展。王先生擁有豐富的港口發展經營和管理經驗。他於1982年至1989年在國家交通部任職，其後擔任南通港務局多個高級職務，包括南通港務局商務處副處長、貨運中心主任、南通港務局副局長、南通港口集團有限公司總經理、董事長等職務。他為高級經濟師，先後畢業於南京航務工程專科學校及河海大學，現為江蘇省十屆人大代表。

王保國先生

董事兼總經理
江蘇萬華房地產開發有限公司

王保國先生，55歲，於二零零四年加入本集團，負責洋口港房地產發展附屬公司之整體營運。他在金融、醫藥、投資及財務諮詢方面積逾二十二年經驗，持有山西財經大學之金融系學士。

朱永明先生

財務總監
集團南通辦事處

朱永明先生，35歲，於二零零五年加入本集團。朱先生負責監察本集團國內項目的財務運作，並主管南通港口集團之財務管理和會計事務，他亦為本集團一間國內附屬公司的董事。朱先生在投資、財務管理、企業融資及營運管理方面積逾十一年經驗，曾在數家跨國機構擔任財務總監及投資經理。他持有美國雷鳥大學商學院之工商管理碩士學位，為中國會計師及國際註冊內部審計師。

Wuhan 武漢



from left
Mr Xiong Jian Jie
Mr Hu Xiao Chun
Mr Zhang Ren Ze

左起
熊建階先生
胡曉純先生
張仁澤先生

Mr Hu Xiao Chun
Investment Director
PYI Corporation Limited

Mr Hu Xiao Chun, aged 41, joined the Group in 2005. He is responsible for originating and monitoring performance of the Group's investment in Mainland China. He is also a director of Hubei Minsheng LPG Ltd. Mr Hu has accumulated more than 16 years' experience in large-scale infrastructure projects and in privatisation of state-owned enterprises in China. After graduating from China Pharmaceutical University, he worked in multinational corporations for more than 10 years before joining the Group.

Mr Xiong Jian Jie
Director
Hubei Minsheng LPG Ltd.

Mr Xiong Jian Jie, aged 45, joined the Group in 2006. He is responsible for the business development of Hubei Minsheng LPG Ltd. He has extensive management experience in river and ocean transport and in logistics for energy commodities, and has been general manager of several large scale state-owned shipping and LPG corporations. Mr Xiong graduated from Wuhan University of Technology.

Mr Zhang Ren Ze
Deputy General Manager
Hubei Minsheng LPG Ltd.

Mr Zhang Ren Ze, aged 45, joined the Group in 2006. He is responsible for the marketing activities of Hubei Minsheng LPG Ltd. He has extensive experience in project development and operations of Sino foreign LPG corporations. He had also worked for the Foreign Investment Department and Wuhan municipal government for many years. Mr Zhang holds a Master's degree from Wuhan University.

胡曉純先生
投資總監
保華集團有限公司

胡曉純先生，41歲，於二零零五年初加入本集團，負責組織和監管集團在中國內地之投資業務。他亦為湖北民生石油液化氣有限公司之董事，在中國大型基建項目及國有企業私有化方面積逾十六年經驗。他持有中國藥科大學學士學位，加入本集團之前曾在跨國公司任職逾十年。

熊建階先生
董事
湖北民生石油液化氣有限公司

熊建階先生，45歲，於二零零六年加入本集團，主要負責湖北民生石油液化氣有限公司的發展工作。他對江海運輸及能源物流等有豐富的經驗，並且曾任職大型國有遠洋輪船公司和石油液化氣公司之總經理。熊先生畢業於武漢理工大學。

張仁澤先生
副總經理
湖北民生石油液化氣有限公司

張仁澤先生，45歲，於二零零六年加入本集團，主要負責湖北民生石油液化氣有限公司的市場發展工作。他對中外合資石油液化氣公司之項目發展及營運工作有著豐富的經驗。他亦在政府外資管理部門和武漢市政府工作多年。張先生持有武漢大學碩士學位。

Corporate Governance Practices

Corporate governance is a continuous process which calls for dedicated efforts and timely response to evolving changes and developments in regulations and practices. Setting it as a priority, PYI is committed to developing and upholding a high standard of corporate governance practices and business ethics appropriate to its growth, in the firm belief that they are essential for maintaining and promoting investors' confidence and maximizing shareholder value.

PYI has applied the principles and complied with most of the applicable code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 March 2006, save for the code provisions on internal controls which are to be implemented for accounting periods commencing on or after 1 July 2005 and an exception explained in the following relevant paragraph.

Set out below are the corporate governance principles and practices adopted by the Group:

Directors' Securities Transactions

PYI has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code for dealing in the securities of PYI by the directors and relevant employees of the Group.

According to the specific enquiry made by PYI, all directors of PYI have confirmed their compliance with the required standard set out in the Model Code throughout the year under review.

Board of Directors

Role

The Board's primary role is to protect and enhance long-term shareholder value. It assumes the responsibility of providing effective and responsible leadership and control of the Company, and directing and supervising the Company's affairs in pursuit of the Group's strategic objectives.

企業管治常規

企業管治是一個持續的過程，需要我們不懈的努力並且對相關法規和常規的增補及修改作出及時反應。保華將企業管治放在首位，致力於發展和保持與企業增長同步的高標準企業管治常規和商業道德，我們堅信，企業管治是保持和促進投資者信心以及最大化股東利益的核心。

截至二零零六年三月三十一日止年度，保華一直採用香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四中的企業管治常規守則(「守則」)之大部份適用條文，惟內部監控之守則條文將於二零零五年七月一日或之後開始之會計期間實施，而一項偏離情況則於下文詳述。

本集團所採用的企業管治原則和常規載列如下：

董事的證券交易

保華已經採用上市規則附錄十中的上市公司董事進行證券交易的標準守則(「標準守則」)作為本集團董事和相關僱員在買賣保華證券時所需遵守之守則。

根據保華的具體查詢，全體保華董事均確認在本年度一直有遵守標準守則列載之所需標準。

董事局

角色

董事局的主要角色是為確保和提升股東之長遠利益。董事局肩負給予有效及負責任的領導及監控本公司之責任，同時帶領及監督本公司之業務朝著集團的策略性目標發展。

Management Functions

The Board, led by the Chairman, approves and monitors group-wide strategies and policies, evaluates the performance of the Group and supervises the management. Further, the Board oversees specific areas affecting the interests of all shareholders including financial reporting and control, equity fund raising, recommendation or declaration of dividend or other distributions, notifiable transactions under the Listing Rules and capital reorganisation or other significant changes in the capital structure of the Group.

The management, on the other hand, is responsible for the management and administrative functions and the day-to-day operations of the Group under the leadership of the Managing Director.

管理職能

董事局在主席的領導下，批准和監管整個集團的策略和政策、評估集團的表現，以及監察管理層工作。再者，董事局還監察影響所有股東權益的具體事項，包括財務申報和監控、資本籌措、股息或其他分派的建議或宣派、上市規則所述的須予公布交易，以及資本重組或集團資本結構的其他重大改變。

另一方面，管理層在董事總經理領導下，肩負管理和行政職能的責任，以及履行本集團日常營運的職責。

Composition

PYI has an independently governed Board comprising a majority of independent non-executive directors as follows:

組成

保華獨立管治的董事局大部分由獨立非執行董事組成，名單如下：

Members of the Board of Directors 董事局成員	Position 職位
Dr Chow Ming Kuen, Joseph 周明權博士	Chairman (Independent Non-Executive Director) 主席（獨立非執行董事）
Mr Lau Ko Yuen, Tom 劉高原先生	Deputy Chairman and Managing Director 副主席兼董事總經理
Dr Chan Kwok Keung, Charles 陳國強博士	Non-Executive Director 非執行董事
Mr Kwok Shiu Keung, Ernest 郭少強先生	Independent Non-Executive Director 獨立非執行董事
Mr Chan Shu Kin 陳樹堅先生	Independent Non-Executive Director 獨立非執行董事

Biographical details of the above directors are set out on pages 36 and 37 of this annual report. The majority composition of independent non-executive directors (including one who has appropriate professional qualifications, or accounting or related financial management expertise, as required by the Listing Rules) ensures that the Board's actions account for the interests of all shareholders and that all issues are considered in a balanced and objective manner.

上述各位董事的簡介詳情載於本年報的第36及37頁。由獨立非執行董事（包括一名具備適當的專業資格，或者如同上市規則下要求具備適當的會計或相關財務管理專長的董事）作為大多數成員，可確保董事局的行為顧及所有股東的利益，並且可平衡客觀地考慮所有事情。

Independence of INEDs

Each of the three independent non-executive directors has confirmed in writing his independence from the Company in accordance with the guidelines for assessing independence set out in rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive directors meet these guidelines and are independent in accordance with the terms of these guidelines.

獨立非執行董事的獨立性

三位獨立非執行董事已各自按照上市規則第3.13條為評估獨立性而訂的指引，以書面確認他們與本公司的獨立性。本公司認為所有獨立非執行董事均符合該等指引，並按照該等指引之條款確屬獨立人士。

Meetings and Individual Attendances

The Board meets regularly at least four times a year, and directors receive at least 14 days' prior written notice of such meetings. For other Board meetings, directors are given as much notice as is reasonable and practicable in the circumstances. All members of the Board are given full and timely access to relevant information and may seek independent professional advice at the Company's expense, if necessary, in accordance with pre-approved procedures.

The Company Secretary assists the Chairman in setting the agenda of Board meetings. Minutes of Board meetings are kept by the Company Secretary and distributed to each director within a reasonable period.

Each Board member may submit proposals for inclusion on the agenda for consideration during meetings. Procedures are in place for all directors to have access to the advice and services of the Company Secretary.

The Company convened eight Board meetings during the year ended 31 March 2006. The attendance record of each member of the Board (including former directors who retired during the year) is set out below:

會議及個別出席記錄

董事局每年至少定期舉行四次會議，而且董事在開會至少14天前收到該等會議的書面通知。至於其他董事局會議，在合理可行的情況下，我們將儘快知會董事們。全體董事局成員可全面及時地取得相關資料，且在必要時可按既定程序，尋求獨立專業意見，費用由本公司支付。

公司秘書協助主席制定董事局會議議程，董事局會議記錄則由公司秘書留存並在合理的時間內分發給每位董事。

每位董事局成員可於會議期間提交議案，供董事局會議在議程之內考慮。董事可依適當程序向公司秘書徵詢意見和要求協助。

截至二零零六年三月三十一日止年度，本公司共召開了八次董事局會議。以下是董事局各成員(包括在本年度退任的前任董事)的出席記錄：

Board Meetings 董事局會議

Directors 董事	Meetings Attended 出席會議次數
Dr Chow Ming Kuen, Joseph[1] 周明權博士[1]	**8**/8
Mr Lau Ko Yuen, Tom[2] 劉高原先生[2]	**8**/8
Dr Chan Kwok Keung, Charles[3] 陳國強博士[3]	**7**/8
Mr Kwok Shiu Keung, Ernest 郭少強先生	**5**/8
Mr Chan Shu Kin 陳樹堅先生	**8**/8
Mr Chan Fut Yan[4] 陳佛恩先生[4]	**3**/3
Ms Chau Mei Wah, Rosanna[4] 周美華女士[4]	**2**/3
Mr Cheung Hon Kit[4] 張漢傑先生[4]	**2**/3
Mr Cheung Ting Kau, Vincent[4] 張定球先生[4]	**1**/3

Notes:

1. Dr Chow Ming Kuen, Joseph was appointed Chairman on 22 July 2005.
2. Mr Lau Ko Yuen, Tom was appointed Managing Director on 22 July 2005.
3. Dr Chan Kwok Keung, Charles was re-designated as a non-executive director on 22 July 2005.
4. Messrs Chan Fut Yan, Cheung Hon Kit and Cheung Ting Kau, Vincent and Ms Chau Mei Wah, Rosanna retired from the Board on 8 September 2005.

附註：

1. 周明權博士於二零零五年七月二十二日獲任命為主席。
2. 劉高原先生於二零零五年七月二十二日獲任命為董事總經理。
3. 陳國強博士於二零零五年七月二十二日調任為非執行董事。
4. 陳佛恩先生、張漢傑先生、張定球先生和周美華女士於二零零五年九月八日退任董事局。

Appointment and Re-election of Directors

Under code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The rotation of directors at the annual general meeting of PYI held on 8 September 2005 ("2005 PYI AGM") was in accordance with PYI's previous bye-laws which stipulated, inter alia, that one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) should retire from office by rotation provided that notwithstanding anything therein, the Chairman of the Board and/or the Managing Director of the Company should not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. This deviated from the requirements of code provision A.4.2.

To fully comply with code provision A.4.2, relevant amendments to PYI's bye-laws were proposed and approved by the shareholders at the 2005 PYI AGM, pursuant to which every director of PYI is now subject to retirement by rotation at least once every three years.

All directors appointed to fill a casual vacancy are subject to election at the first general meeting of PYI subsequent to their appointment.

Others

There has not been any new director appointed to the Board during the year. However, it is the Company's policy that newly appointed directors will meet with other fellow directors, and will receive a comprehensive and tailored induction to ensure full awareness of responsibilities under statute and common law, the Listing Rules and other regulatory requirements and the business and governance policies of the Group.

Important updates are provided to all directors when necessary to ensure that they are fully aware of any changes in the business and regulatory environment in places where the Group conducts its business.

The Company has maintained appropriate directors' and officers' liability insurance which commensurates with the Group's business operations and assessed exposures.

董事之委任及重選

根據守則第A.4.2條，每位董事(包括獲委任有指定任期的董事)應至少每三年輪席退任一次。

董事們在二零零五年九月八日舉行的保華股東週年大會(「二零零五年保華股東週年大會」)上的輪席退任乃依照保華之前的公司細則規定，其中訂明當時三分之一的董事(或倘若董事人數不是三的倍數，則退任人數應為接近但不得超過三分之一)應當輪席退任，但無論如何董事局主席和/或本公司董事總經理(在他們擔任該等職務時)不須輪席退任，或不會計算在每年退任董事的人數中；此細則與第A.4.2條之守則規定有所偏離。

為了完全符合第A.4.2條之守則規定，保華公司細則已建議提出相應修訂並在二零零五年保華股東大會上獲得股東的批准，據此保華的每位董事現須至少每三年輪席退任一次。

所有為填補臨時空缺而獲委任的董事均須在其委任後之首個保華股東大會上接受股東選舉。

其他

年內，概無委任任何新的董事進入董事局。然而，本公司的政策是會安排新委任的董事與其他董事會面，並獲得一個全面、正式兼特為其而設的就任須知，以確保新董事完全知悉其在法規及普通法、上市規則及其他監管規定，以及本集團的業務和管治政策下的職責。

在有需要時，所有董事將會獲取重要更新資訊，以確保他們可以充分地知悉本集團業務所在地的商業及管治環境的任何變化。

本公司已就集團業務運作及所評估的風險，投保相稱的綜合董事和高級職員責任保險。

Chairman and Managing Director

The Chairman of PYI is Dr Chow Ming Kuen, Joseph and the Managing Director is Mr Lau Ko Yuen, Tom. The roles of the Chairman and Managing Director are distinct and separate, clearly established and set out in writing.

The Chairman is responsible for overseeing the functioning of the Board, while the Managing Director takes the lead in formulating operational strategies and policies, as well as managing the Group's day-to-day operations.

Non-executive Directors

Pursuant to the amended bye-laws of the Company, every director is subject to election and to retirement by rotation at least once every three years. Non-executive directors are subject to the aforesaid retirement requirements and are appointed for a specific term of not more than three years.

Remuneration of Directors

Role and Function

The Remuneration Committee, established by the Board on 1 April 2005, is principally responsible for reviewing the remuneration policy of the Company, making recommendations to the Board on the policy and structure for all remuneration of directors and senior management and on the establishment of formal and transparent procedures for developing a policy on such remuneration. The committee also determines the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and makes recommendations to the Board of the remuneration of non-executive directors.

Written terms of reference, which clearly defined the role, authority and function of the Remuneration Committee, were adopted for the Remuneration Committee.

Composition

Members of the Remuneration Committee are Messrs Chow Ming Kuen, Joseph (also Chairman of the committee); Lau Ko Yuen, Tom and Kwok Shiu Keung, Ernest. With the exception of Mr Lau Ko Yuen, Tom, members of the committee are independent non-executive directors.

主席與董事總經理

保華主席現為周明權博士，而董事總經理則為劉高原先生。主席與董事總經理的角色是有明確區分、清楚界定並以書面列載。

主席乃肩負監察董事局行使職責的責任，董事總經理則在制定營運策略與政策以及管理集團的日常運作上起領導作用。

非執行董事

根據本公司經修訂的細則，每名董事均須至少每三年輪席退任一次。非執行董事亦須遵循前述退任規定，而其委任之指定任期不得多於三年。

董事薪酬

角色及職能

由董事局於二零零五年四月一日成立的薪酬委員會，主要職責是評估本公司的薪酬政策，並就所有董事與高級管理層的薪酬政策及結構，以及為制定該等酬金政策，設置一個正規而具透明度的程序，向董事局作出推薦意見。委員會同時還決定所有執行董事和高級管理層的具體薪酬，包括非金錢利益、退休金權利及賠償金額(包括由於喪失或終止其職務或委任所應付的任何補償金)，並向董事局建議非執行董事的薪酬。

薪酬委員會所採納的書面職權範圍，明確規定了薪酬委員會的角色、權限及職能。

組成

薪酬委員會的成員包括周明權先生(亦為委員會主席)、劉高原先生及郭少強先生。除劉高原先生外，委員會的成員均為獨立非執行董事。

Meetings and Individual Attendances

The Remuneration Committee convened three meetings during the year ended 31 March 2006. The attendance record of each member of the committee is set out below:

會議及個別出席記錄

於截至二零零六年三月三十一日止年度，薪酬委員會召開了三次會議。每名委員會成員的出席記錄詳列如下：

Remuneration Committee Meetings 薪酬委員會會議

Committee Members 委員會成員	Meetings Attended 出席會議次數
Dr Chow Ming Kuen, Joseph 周明權博士	**3**/3
Mr Lau Ko Yuen, Tom 劉高原先生	**3**/3
Mr Kwok Shiu Keung, Ernest 郭少強先生	**3**/3

Remuneration Policy

The emoluments of directors are determined with reference to factors including salaries paid by comparable companies, time commitment, duties and responsibilities and employment conditions elsewhere. A performance-based element is considered instrumental in aligning the interests of individuals with those of the Group and will be built into top-management compensation.

薪酬政策

董事的薪酬乃參考多種因素釐定，包括類同公司所支付之薪金水平、所需投入之時間、職務與責任，以及其他地方之僱傭條件。按績效支付報酬在個人利益與集團利益掛鈎上起了相當重要的作用，而這一報酬機制會在最高管理層中施行。

Summary of Work Performed

The Remuneration Committee held three meetings during the year for the following purposes:

(i) approving the commissioning of a market survey on current salary levels in order to assist the committee to conduct a review on existing remuneration packages of the Group's executives and senior management;

(ii) considering and recommending the amount of directors' fees for shareholders' approval at the 2005 PYI AGM;

(iii) reviewing and approving the remuneration packages of the Group's executives (including the Managing Director) and senior management; and

(iv) considering and approving an award of year end bonuses comprising cash and shares (pursuant to the Group's newly adopted share award scheme) to the Group's executives (including the Managing Director) and senior management.

工作摘要

薪酬委員會為了下述目的在本年度召開了三次會議：

(i) 批准委託進行現時薪酬水平之市場調查，以幫助委員會對本集團行政人員及高級管理層之現有薪酬待遇進行檢討；

(ii) 考慮並就董事酬金數額提出建議，供股東在二零零五年保華股東週年大會上批准；

(iii) 檢討並批准本集團行政人員(包括董事總經理)以及高級管理層薪酬待遇；及

(iv) 考慮並批准(依據本集團最近採納的股份獎勵計劃)獎授本集團行政人員(包括董事總經理)及高級管理層由現金和股份組成的年終花紅。

Nomination Of Directors

Role and Function

The Nomination Committee, established by the Board on 8 November 2005, is principally responsible for leading the process for Board appointments and for identifying and nominating for the approval of the Board candidates for appointment to the Board. It assesses the independence of independent non-executive directors and makes recommendations to the Board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors, in particular the Chairman and Managing Director.

Written terms of reference, which clearly defined the role, authority and function of the Nomination Committee, were adopted for the Nomination Committee.

Composition

Members of the Nomination Committee are Messrs Chow Ming Kuen, Joseph (also Chairman of the committee); Lau Ko Yuen, Tom (with Dr Chan Kwok Keung, Charles as his alternate) and Kwok Shiu Kwok, Ernest (with Mr Chan Shu Kin as his alternate). With the exception of Mr Lau Ko Yuen, Tom (and his alternate), members of the committee are independent non-executive directors.

Nomination Procedures, Process and Criteria

The Nomination Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and makes recommendations to the Board regarding any proposed changes. It will identify individuals suitably qualified to become Board members, and nominate and recommend such individuals to the Board for directorships.

Summary of Work Performed

The Nomination Committee held a meeting during the period to (i) consider and recommend the appointment of an additional independent non-executive director to the Group's major PRC subsidiaries; (ii) consider the suitability (in terms of skills, knowledge, experience and independence) of an identified candidate for appointment as an independent non-executive director to the Board.

董事提名

角色及職能

由董事局於二零零五年十一月八日成立的提名委員會，主要負責董事局的任命，以及物色及提名董事候選人供董事局批准委任。委員會評核獨立非執行董事的獨立性，並向董事局提出與董事委任或重新委任，以及董事(尤其是主席與董事總經理)繼任計劃有關的建議。

提名委員會所採納的書面職權範圍，明確規定了提名委員會的角色、權限及職能。

組成

提名委員會的成員為周明權先生(亦為委員會主席)、劉高原先生(陳國強博士為其替任人)及郭少強先生(陳樹堅先生為其替任人)。除了劉高原先生(以及其替任人)，委員會成員均為獨立非執行董事。

提名程序、過程以及準則

提名委員會定期檢討董事局的架構、人數及組成(包括技能、知識及經驗方面)，並就任何擬作變動向董事局提出建議；物色具備合適資格可擔任董事的人士，並向董事局提名及推薦有關人士出任董事。

工作摘要

提名委員會在這期間舉行了一次會議，乃(i)就本集團之主要中國附屬公司，考慮並建議委任多一名獨立非執行董事；(ii)考慮一名已物色的候選人是否適合(從技能、知識、經驗以及獨立性的準則)出任董事局的獨立非執行董事。

Meetings and Individual Attendances

The Nomination Committee convened one meeting during the year ended 31 March 2006. The attendance record of each member of the committee is set out below:

會議及個別出席記錄

於截至二零零六年三月三十一日止年度，提名委員會曾召開一次會議。每名委員會成員的出席記錄詳列如下：

Nomination Committee Meetings 提名委員會會議

Committee Members 委員會成員	Meetings Attended 出席會議次數
Dr Chow Ming Kuen, Joseph 周明權博士	**1/1**
Mr Lau Ko Yuen, Tom 劉高原先生	**1/1**
Mr Chan Shu Kin[1] 陳樹堅先生[1]	**1/1**

Note:

1. Mr Chan Shu Kin attended this meeting as alternate to Mr Kwok Shiu Keung, Ernest.

附註：

1. 陳樹堅先生是以郭少強先生的替任人出席是次會議。

Auditors' Remuneration

Deloitte Touche Tohmatsu has been re-appointed as the Company's external auditors at the 2005 PYI AGM until the conclusion of the next annual general meeting.

For the year ended 31 March 2006, the remuneration paid or payable to Deloitte Touche Tohmatsu is set out as follows:

核數師酬金

德勤•關黃陳方會計師行已於二零零五年保華股東週年大會上重新任命為本公司外聘核數師，直到下一年度股東週年大會結束為止。

於截至二零零六年三月三十一日止年度，已付或應付予德勤•關黃陳方會計師行的酬金如下：

Services Rendered 提供的服務	Fee Paid/Payable (HK$'000) 已付／應付費用（千港元）
Audit services 核數服務	3,914
Non-audit services 非核數服務	
Taxation advisory 稅務諮詢	867
Special engagements 特定委聘	1,416
Total 總計	**6,197**

Audit Committee

Role and Function

The Audit Committee, established by the Board on 11 December 1998, is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's reporting system and internal control procedures. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. It meets regularly to review financial reporting and internal control matters, and to this end it has unrestricted access to both the Company's external and internal auditors.

The Company has adopted written terms of reference for the Audit Committee, which clearly defined the role, authority and function of the Audit Committee.

Composition

During the year, the members of the Audit Committee (including a retired director) were Messrs Chow Ming Kuen, Joseph; Kwok Shiu Keung, Ernest; Chan Shu Kin and Cheung Ting Kau, Vincent, all of whom were independent non-executive directors. Mr Cheung, who retired from the Board on 8 September 2005, ceased to be a member of the Audit Committee on the same day.

The Audit Committee is chaired by Mr Chan Shu Kin, a qualified accountant with extensive experience in financial reporting and controls as required by the Listing Rules.

Meetings and Individual Attendances

During the year ended 31 March 2006, the Audit Committee held three meetings. The attendance record of each member of the committee is set out below:

審核委員會

角色及職能

由董事局於一九九八年十二月十一日成立的審核委員會，負責委任外聘核數師、審閱集團財務資料及監管集團申報制度和內部監控程序，同時亦負責集團中期和年終業績在提交給董事局批准之前的審閱。委員會定期開會審閱財務申報和內部監控事宜，為此目的委員會可無阻地跟本公司外聘及內部核數師取得聯繫。

本公司已採納了審核委員會的書面職權範圍，明確規定了審核委員會的角色、權限及職能。

組成

本年度內，審核委員會的成員(包括一名已退任董事)為周明權先生、郭少強先生、陳樹堅先生及張定球先生，他們均為獨立非執行董事。張先生已於二零零五年九月八日退任董事局，並於同日不再為審核委員會成員。

審核委員會由陳樹堅先生擔任主席，他為一名合資格會計師，在財務申報及監控方面具備上市規則所須的豐富經驗。

會議和個別出席記錄

截至二零零六年三月三十一日止年度，審核委員會舉行了三次會議。委員會每名成員的出席記錄詳列如下：

Audit Committee Meetings 審核委員會會議

Committee Members 委員會成員	Meetings Attended 出席會議次數
Mr Chan Shu Kin 陳樹堅先生	3/3
Dr Chow Ming Kuen, Joseph 周明權博士	3/3
Mr Kwok Shiu Keung, Ernest 郭少強先生	2/3
Mr Cheung Ting Kau, Vincent[1] 張定球先生[1]	0/1

Note:

1. Mr Cheung Ting Kau, Vincent ceased to be a member of the Audit Committee on 8 September 2005.

附註：

1. 張定球先生於二零零五年九月八日不再為審核委員會成員。

Summary of Work Performed

The Audit Committee reviewed the following matters during the meetings held:

(i) unaudited interim consolidated financial statements and audited annual consolidated financial statements of the Company;

(ii) the terms of engagement and remuneration of external auditors;

(iii) connected transactions of the Group; and

(iv) the internal control, financial control and risk management system of the Group.

Directors' Responsibility for the Consolidated Financial Statements

The directors acknowledge their responsibility for preparing the consolidated financial statements of the Group and of ensuring that the preparation of the consolidated financial statements of the Group is in accordance with the statutory requirements and applicable standards.

The statement of the auditors of the Company concerning their reporting responsibilities on the consolidated financial statements of the Group is set out in the Auditors' Report on pages 72 and 73 of this annual report.

Compliance Committee

Role and Function

The Compliance Committee, established by the Board on 8 November 2005, is principally responsible for overseeing the Company's compliance with the legal and regulatory requirements of its business operations, as well as compliance with its code of conduct and/or business ethics, policies and prevailing corporate governance practices and standards.

Written terms of reference, which clearly defined the role, authority and function of the Compliance Committee, were adopted for the Compliance Committee.

Composition

The Compliance Committee comprises three independent non-executive directors, namely Messrs Chow Ming Kuen, Joseph (also Chairman of the committee); Kwok Shiu Kwok, Ernest and Chan Shu Kin, and Ms Wong Lai Kin, Elsa, the Group Corporate Counsel and Company Secretary.

Meetings

No meeting of the Compliance Committee was held during the year ended 31 March 2006.

工作摘要

審核委員會在已舉行的會議中審閱以下事項：

(i) 本公司未經審核的中期綜合財務報表和經審核的年終綜合財務報表；

(ii) 外聘核數師的聘任條款及酬金；

(iii) 本集團的關連交易；及

(iv) 集團內部監控、財務監控及風險管理系統。

董事對綜合財務報表的責任

董事確認有責任編制本集團綜合財務報表，並確保在編制本集團綜合財務報表時按照法定規則和合適的準則。

核數師就本集團綜合財務報表發表有關其申報責任的聲明，載列於本年報第72及73頁核數師報告中。

法規委員會

角色及職能

由董事局於二零零五年十一月八日成立的法規委員會，主要負責監管本公司在其商業運作上對法律及管治規定的遵循，以及對其行為守則及/或商業操守，以及現行企業管治常規和準則的遵守。

法規委員會所採納的書面職權範圍，明確規定了法規委員會的角色、權限及職能。

組成

法規委員會由三名獨立非執行董事，即周明權先生(同時為委員會主席)、郭少強先生及陳樹堅先生，以及集團律師兼公司秘書黃麗堅女士所組成。

會議

截至二零零六年三月三十一日止年度，法規委員會並無舉行會議。

Share Repurchase Committee

Role and Function

The Share Repurchase Committee, set up by the Board on 8 November 2005, is established for the purpose of exercising the general mandate granted by shareholders to the Board to repurchase shares of PYI in accordance with the Listing Rules, PYI's bye-laws and the applicable laws of Bermuda.

Composition

Members of the Share Repurchase Committee are Messrs Chan Shu Kin (also Chairman of the committee, with Dr Chow Ming Kuen, Joseph as his alternate) and Lau Ko Yuen, Tom.

Meetings

There has not been any repurchase of shares made by PYI since the establishment of the Share Repurchase Committee. No meeting of the Repurchase Committee was held during the year.

Share Interests of Senior Management

Senior management (whose biographies are set out on pages 38 to 41 of this annual report) are subject to the Model Code with respect to the notification and reporting requirements to the Company for dealings in PYI's securities and the prohibitions to deal. Save for (i) an aggregate of 24,486,000 outstanding share options granted to the senior management pursuant to the share option scheme adopted by the Company on 27 August 2002; and (ii) an aggregate of 456,000 shares awarded and to be vested on 1 August 2006 to the senior management pursuant to the share award scheme adopted by the Company on 23 February 2006, senior management did not have any interests in PYI's securities as at 31 March 2006. Senior management have all confirmed, following specific enquiry by the Company, that throughout the year ended 31 March 2006 they complied with the standard set out in the Model Code.

Shareholders' Rights

The Board endeavours to uphold a transparent communication with all shareholders for their making an informed decision regarding their investments and the exercise of their rights as shareholders, including voting their shares. PYI establishes and maintains different communication channels with its shareholders through the publication of annual and interim reports, press announcements as well as news releases to provide extensive information on the Group's activities, business strategies and developments. Such information are also available on the Company's website: www.pyicorp.com.

股份回購委員會

角色及職能

設立股份回購委員會(由董事局於二零零五年十一月八日成立)之目的乃為根據上市規則、保華公司細則以及百慕達適用法律，行使股東授權董事局回購保華股份權力。

組成

股份回購委員會的成員為陳樹堅先生(亦為委員會主席，周明權博士為其替任人)以及劉高原先生。

會議

從股份回購委員會成立至今，保華集團並無回購任何股份。截至二零零六年三月三十一日止年度，股份回購委員會並無舉行會議。

高級管理層的股份利益

高級管理層(於本年報第38至41頁列載其履歷之人士)，須遵守標準守則中關於向公司通知及申報買賣保華證券的規則，以及禁止進行買賣的規定。除(i)根據本公司於二零零二年八月二十七日採納的股份購股權計劃批授予高級管理層之合共24,486,000份尚未行使購股權；及(ii)根據本公司於二零零六年二月二十三日採納的股份獎勵計劃獎授而將於二零零六年八月一日轉歸予高級管理層之合共456,000股份外，高級管理層於二零零六年三月三十一日概無在保華證券擁有任何權益。根據本公司的具體查詢，全體高級管理層均已確認在截至二零零六年三月三十一日止年度一直有遵守標準守則列載之標準。

股東權利

董事局為了確保股東可就其投資作出明智的決定，以及行使其作為股東的權利，努力與所有股東維持具透明度的溝通。保華透過刊發年度、中期報告、公布以及新聞稿，與股東建立及維持不同之通訊渠道，以提供本集團活動、業務策略和發展的廣泛資訊，而本公司網站www.pyicorp.com亦有登載此等資訊。

PYI regards its shareholders' meetings as valuable forum for shareholders to raise comments and exchange views with the Board. All directors and senior management make an effort to present the shareholders' meetings to address queries from shareholders. To enable the meetings to be conducted in a transparent manner, the resolutions put forward at two recent shareholders' meetings had been conducted by way of poll. Poll results had also been published and posted on the website of the Company and of The Stock Exchange of Hong Kong Limited.

Investor Relations

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels, including roadshows, individual interviews, media briefings and news releases. The Group also responds to requests for information and queries from the general public.

Our Board welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate directly any concerns they might have to our directors.

Corporate Governance – A Continuing Process

Corporate governance is a continuing process, which the PYI board of directors reviews systematically on an ongoing basis. PYI will continue to be managed in a manner attuned to the times, consistent with all relevant rules and regulations and in accordance with the Group's mission.

By Order of the Board

Elsa Wong
Company Secretary

Hong Kong, 7 July 2006

保華認為其股東大會乃為股東提供一個寶貴的平台，向董事局提出建議及交換意見。所有的董事和高級管理層皆盡量撥冗出席股東大會，以回應股東的提問。為了確保會議能以具透明度的方式進行，最近的兩次股東大會的決議案均按投票的方式表決，投票的結果亦已在本公司網站和香港聯合交易所有限公司網站上刊載。

投資者關係

本集團高級管理層與投資者、分析家、基金經理以及媒體透過路演、個人訪談、新聞發布會和新聞稿等多種渠道，保持密切聯繫。本集團亦對公眾的資訊查詢及諮詢作出回應。

董事局歡迎股東就有關本集團事項提出見解，鼓勵股東參加股東大會就其關心的任何問題與我們的董事直接交流。

企業管治——一個持續的過程

企業管治是一個持續的過程，保華董事局有系統地不斷作出檢討。我們將與時並進的管理保華，符合所有相關規則及規定，以及遵照本集團的使命進行。

承董事局命

公司秘書
黃麗堅

香港，二零零六年七月七日

The Board is committed to enhancing value for our shareholders through sustainable growth. This section serves to provide information relating to our shareholders.

Final Dividend

The Board has resolved to recommend the payment of a final dividend of HK1.5 cents per share in cash with a scrip option for the year ended 31 March 2006 (2005: HK1.5 cents per share in scrip with a cash option) to shareholders whose names appear on PYI's register of members as at the close of business on 15 September 2006. The final dividend is subject to the approval of PYI shareholders in the 2006 Annual General Meeting to be held on 8 September 2006, and is expected to be paid to shareholders by post on or around 13 October 2006.

The final dividend will be paid in cash, with PYI shareholders being offered an opportunity to re-invest in PYI by receiving PYI shares in lieu of cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of PYI shares for the three consecutive trading days ending 15 September 2006 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the new shares to be issued.

Closure of the Register of Members

The register of members of PYI will be closed during the period from 13 September 2006 to 15 September 2006, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 12 September 2006.

董事局致力於集團的持續增長，為股東增值，此報告旨在提供與股東相關的資訊。

末期股息

董事局已議決建議向於二零零六年九月十五日辦公時間結束時名列保華股東名冊之股東，以現金(附以股代息選擇權)宣派每股1.5港仙(二零零五年：每股1.5港仙，以股代息附現金選擇權)，作為截至二零零六年三月三十一日止年度之末期股息。末期股息須待於二零零六年九月八日舉行之二零零六年股東週年大會上獲保華股東批准後方可作實，預期將於二零零六年十月十三日或前後以郵寄方式支付予股東。

末期股息將以現金方式派發，為保華股東提供一個再投資於保華的良機，他們可就部份或全部股息選擇收取保華股份代替現金。根據以股代息建議將予發行之股份之市值將參照保華股份於截至二零零六年九月十五日止連續三個交易日之平均收市價減按該平均價格之5%或股份面值(以較高者為準)計算之折讓而釐定。建議之以股代息須待香港聯合交易所有限公司批准將予發行新股份上市及買賣，方可作實。

暫停辦理股東登記手續

保華將於二零零六年九月十三日至二零零六年九月十五日(包括首尾兩日)暫停辦理股東登記手續，期間將不會登記任何保華股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於二零零六年九月十二日下午四時正前交回保華之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

Shareholders

股東

Shareholdings as recorded in the PYI register of members as at 31 March 2006

於二零零六年三月三十一日名列保華股東名冊之股東持股量

Size of registered shareholdings 登記股東持股量	No. of shareholders 股東數目	% of shareholders 佔股東總數百分比	No. of shares 股份數目	% of issued share capital 佔已發行股本百分比
500 or below 或以下	271	55.88%	48,409	0.00%
501 – 1000	37	7.63%	28,808	0.00%
1,001 – 10,000	109	22.47%	367,228	0.03%
10,001 – 100,000	54	11.13%	1,583,280	0.12%
Above 100,000 以上	14	2.89%	1,376,772,185	99.85%
Total 總計	**485**	**100%**	**1,378,799,910**	**100.00%**

Top ten shareholdings according to the PYI register of members as at 31 March 2006

根據於二零零六年三月三十一日保華股東名冊名列前十名的股東持股量

	Name of shareholders 股東名稱	No. of shares 股份數目	% of issued share capital 佔已發行股本百分比
1	HKSCC Nominees Limited 香港中央結算(代理人)有限公司		
	Brokers 經紀	*402,291,630*	*29.18%*
	Custodians 託管商	*598,075,169*	*43.37%*
	Investors 投資者	*1,055,576*	*0.08%*
	Others 其他	*1,800,437*	*0.13%*
		1,003,222,812	72.76%
2	Hollyfield Group Limited	370,206,059	26.85%
3	HSBC Nominees (Hong Kong) Limited	956,293	0.07%
4	Tai Fook Nominees Company Limited 大福代理有限公司	565,930	0.04%
5-10	Various individual shareholders holding less than 500,000 shares each 多名各持有少於500,000股股份之個人股東	1,376,416	0.10%
	Total 總計	**1,376,327,510**	**99.82%**

Shareholders – continued 股東－續

Top five shareholders according to disclosure of interest under the Securities and Futures Ordinance as at 31 March 2006

於二零零六年三月三十一日，根據證券及期貨條例權益披露下之前五名股東

	Name of shareholders 股東名稱	No. of shares 股份數目	% of issued share capital 佔已發行股本百分比
1	Hollyfield Group Limited	399,859,768	29.00%
2	The Children's Investment Master Fund	121,000,000	8.78%
3	Aeneas Capital Management LP	119,355,009	8.66%
4	Gandhara Advisors Asia Ltd.	96,425,039	6.99%
5	OZ Management, L.L.C.	95,848,377	6.95%
	Total 總計	**832,488,193**	**60.38%**

Financial Calendar 財務日誌

2005 special cash dividend announced 宣布2005年特別現金股息	17/06/2005
2005 annual results and final dividends announced 宣布2005年全年業績及末期股息	22/07/2005
2005 special cash dividend payable 派發2005年特別現金股息	29/07/2005
2005 PYI AGM 2005年保華股東週年大會	08/09/2005
2005 final dividend payable 派發2005年末期股息	14/10/2005
2006 interim results and interim dividend announced 宣布2006年中期業績及中期股息	13/12/2005
2006 interim dividend payable 派發2006年中期股息	13/02/2006
2006 annual results and final dividends announced 宣布2006年全年業績及末期股息	07/07/2006
2006 PYI AGM 2006年保華股東週年大會	08/09/2006
2006 final dividend payable 派發2006年末期股息	around 13/10/2006前後

Share Information

Share Listing

PYI shares were first listed on The Stock Exchange of Hong Kong Limited on 21 September 1993.

Stock Code

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498 HK
American Depository Receipt	PYIFY
Frankfurt Stock Exchange	PYW

Board Lot	2,000 shares

Securities in Issue

Shares	
As at 31 March 2006	1,378,799,910 shares
As at date of this report	1,464,579,910 shares

*Outstanding Share Options**	
As at 31 March 2006	89,486,000 options
As at date of this report	72,206,000 options

* Full details can be found in the Directors' Report at pages 61 and 62 of this report.

股東資料

股份上市

保華股份於一九九三年九月二十一日首次於香港聯合交易所有限公司上市。

股份代號

香港交易所	498
路透社	0498.HK
彭博	498 HK
美國預託證券	PYIFY
法蘭克福證交所	PYW

買賣單位（每手）	2,000股

已發行證券

股份	
於二零零六年三月三十一日	1,378,799,910股
於本年報之日	1,464,579,910股

*尚未行使購股權**	
於二零零六年三月三十一日	89,486,000份
於本年報之日	72,206,000份

* 詳情參閱本年報第61及62頁之董事局報告書。

Share Price
股價



HK$
港元
4.0
3.5
3.0
2.5
2.0
1.5
1.0
04-2005
05-2005
06-2005
07-2005
08-2005
09-2005
10-2005
11-2005
12-2005
01-2006
02-2006
03-2006
Share price (Cum div)
股價（連息）
Share price (Ex div)
股價（除息）

Market Capitalisation

Total Market Capitalisation

As at 31 March 2006	HK$3,723 million
As at date of this report	HK$4,211 million

Public Float Capitalisation*

As at 31 March 2006	HK$2,611 million
As at date of this report	HK$3,023 million

* Public excludes all connected persons (including substantial shareholders and directors) of PYI

市值

總市值

於二零零六年三月三十一日	3,723百萬港元
於本年報之日	4,211百萬港元

公眾持股市值*

於二零零六年三月三十一日	2,611百萬港元
於本年報之日	3,023百萬港元

* 公眾並不包括保華所有關連人士(包括主要股東及董事)

The directors have pleasure in presenting their annual report and the audited consolidated financial statements for the year ended 31 March 2006.

董事局欣然提呈截至二零零六年三月三十一日止年度之年報及經審核綜合財務報表。

Principal Activities

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities as at 31 March 2006 are set out in note 53 to the consolidated financial statements.

主要業務

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於二零零六年三月三十一日之業務載列於綜合財務報表附註53。

Results and Appropriations

The results of the Group and appropriations of the Company for the year ended 31 March 2006 are set out in the consolidated income statement on page 74 of the annual report and in the accompanying notes to the consolidated financial statements.

An interim dividend of HK1.5 cents per share amounting to HK$20,513,000 was paid to the shareholders during the year. In addition, the directors resolved the payment of a special cash dividend of HK70 cents per share to shareholders whose names appeared on the register of member on 8 July 2005, amounting to a total sum of approximately HK$957,177,000. The directors further recommended for shareholders' approval the payment of a final dividend of HK1.5 cents per share in cash with a scrip option to shareholders whose names appear on the register of members on 15 September 2006, amounting to a total sum of approximately HK$21,969,000. Details of the dividends are set out in note 15 to the consolidated financial statements.

業績及利潤分配

截至二零零六年三月三十一日止年度本集團之業績及本公司之利潤分配載列於本年報第74頁綜合收益表及連帶之綜合財務報表附註。

年內已派發予股東之每股1.5港仙中期股息，合共派息20,513,000港元。此外，董事已議決向二零零五年七月八日名列本公司股東名冊之股東派付特別現金股息每股70港仙，合共派息約957,177,000港元。董事亦建議股東批准派發每股1.5港仙末期股息(以現金方式連同以股代息選擇權)予於二零零六年九月十五日名列股東名冊之股東，合共派息約21,969,000港元。股息詳情載列於綜合財務報表附註15。

Major Customers and Suppliers

For the year ended 31 March 2006, the five largest customers and the single largest customer of the Group accounted for approximately 63% and 23% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

As far as the directors are aware, none of the directors, their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital, have an interest in any of the five largest customers of the Group for the year ended 31 March 2006.

主要客户及供應商

於截至二零零六年三月三十一日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約63%及23%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

就董事所知，概無董事、彼等之聯繫人士(按香港聯合交易所有限公司證券上市規則(「上市規則」)界定)或據董事所知擁有本公司股本逾5%之股東於截至二零零六年三月三十一日止年度在本集團五大客戶其中任何一家中擁有權益。

Liquidity and Capital Resources

The Group currently maintains a variety of credit facilities to meet its working capital requirements. As at 31 March 2006, the Group's total borrowings amounted to approximately HK$688,222,000 with approximately HK$523,597,000 repayable within one year, approximately HK$164,625,000 repayable more than one year. Cash, bank balances and deposits as at 31 March 2006 amounted to approximately HK$784,660,000. The Group's current ratio was 1.7 and the net cash to equity ratio was 0.1 as at 31 March 2006.

Property, Plant and Equipment

During the year, the Group spent approximately HK$14,580,000 on property, plant and equipment to expand and upgrade its operating capacity.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 17 to the consolidated financial statements.

Investment Properties

The investment properties of the Group were disposed of during the year ended 31 March 2006.

Details of these and other movements in the investment properties of the Group during the year are set out in note 18 to the consolidated financial statements.

Share Capital

Details of movements in the issued share capital of the Company during the year are set out in note 40 to the consolidated financial statements.

流動資金及資本來源

本集團現時設有多項融資信貸額以應付其營運資金所需。於二零零六年三月三十一日，本集團之借款總額約達688,222,000港元，其中約523,597,000港元須於一年內償還，約164,625,000港元須於一年後償還。於二零零六年三月三十一日，現金、銀行結存及存款約達784,660,000港元。於二零零六年三月三十一日，本集團之流動比率為1.7，而淨現金與資本比率則為0.1。

物業、機械與設備

於本年內，本集團動用約14,580,000港元購置物業、機械與設備，以擴展及提升經營能力。

上述及本集團年內之物業、機械與設備之其他變動詳情載列於綜合財務報表附註17。

投資物業

本集團之投資物業已於截至二零零六年三月三十一日止年度內出售。

上述及年內本集團投資物業之其他變動詳情載列於綜合財務報表附註18。

股本

年內本公司已發行股本之變動詳情載列於綜合財務報表附註40。

Share Incentive Schemes

股份獎賞計劃

1. Share Option Scheme

1. 購股權

Particulars of the Company's share option scheme adopted on 27 August 2002 (the "Share Option Scheme") are set out in note 41 to the consolidated financial statements.

有關本公司於二零零二年八月二十七日採納之購股權計劃(「購股權計劃」)之詳情載於綜合財務報表附註41。

Details of the share options granted under the Share Option Scheme to certain directors/former directors of the Company to subscribe for shares in the Company are as follows:

根據購股權計劃授予本公司若干董事／前任董事可認購本公司股份之購股權之變動如下表披露：

Name of director/ former director* 董事／前董事姓名*	Date of grant 授出日期	Exercisable period 行使期	Exercise price per share 每股行使價 HK$ 港元	Outstanding as at 1.4.2005 於1.4.2005尚未行使	Granted during the year 於年內授出	Exercised during the year 於年內行使	Lapsed during the year 於年內失效	Outstanding as at 31.3.2006 於31.3.2006尚未行使
Chow Ming Kuen, Joseph 周明權	28.12.2004	28.12.2004 – 26.08.2012	1.24	650,000	-	-	-	650,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	650,000	-	-	-	650,000
Lau Ko Yuen, Tom 劉高原	28.12.2004	28.12.2004 – 26.08.2012	1.24	6,500,000	-	-	-	6,500,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	6,500,000	-	-	-	6,500,000
Kwok Shiu Keung, Ernest 郭少強	28.12.2004	28.12.2004 – 26.08.2012	1.24	650,000	-	-	-	650,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	650,000	-	-	-	650,000
Chan Shu Kin 陳樹堅	28.12.2004	28.12.2004 – 26.08.2012	1.24	650,000	-	-	-	650,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	650,000	-	-	-	650,000
Chan Fut Yan* 陳佛恩*	28.12.2004	28.12.2004 – 26.08.2012	1.24	6,500,000	-	-	-	6,500,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	6,500,000	-	-	-	6,500,000
Chau Mei Wah, Rosanna* 周美華*	28.12.2004	28.12.2004 – 26.08.2012	1.24	6,500,000	-	-	-	6,500,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	6,500,000	-	-	-	6,500,000
Cheung Ting Kau, Vincent* 張定球*	28.12.2004	28.12.2004 – 26.08.2012	1.24	650,000	-	-	-	650,000
	28.12.2004	28.12.2004 – 26.08.2012	1.50	650,000	-	-	-	650,000
				44,200,000	-	-	-	44,200,000

The exercise prices of HK$1.24 and HK$1.50 set out above were the reduced exercise prices of the subject options duly approved by shareholders in a special general meeting held on 14 February 2006.

上述所載1.24港元及1.50港元之行使價乃為股東於二零零六年二月十四日舉行之股東特別大會上正式批准該等購股權之已下調行使價。

As at the date of this report, the above share options granted under the Share Option Scheme to certain existing directors of the Company in respect of a total of 15,600,000 underlying shares of the Company remain outstanding, representing 1.07% of the issued share capital of the Company (i.e. 1,464,579,910 shares) on that date.

於本報告日期，以上根據購股權計劃授予本公司若干現任董事之尚未行使購股權涉及合共15,600,000股本公司相關股份，佔本公司於該日之已發行股本(即1,464,579,910股股份)的1.07%。

Share Incentive Schemes – continued

股份獎賞計劃－續

1. Share Option Scheme – continued

1. 購股權－續

Details of share options granted to employees of the Group in Hong Kong and Mainland during the year were as follows:

年內授予本集團之香港及中國大陸僱員之購股權詳情如下：

Grant date 授出日期	6.2.2006				24.3.2006				
Exercise price (HK$) 行使價(港元)	1.780	2.500	3.000	3.500	2.325	2.500	3.000	3.500	
Option period (Year) 購股權有效期(年)	1	2	3	4	0.87	1.87	2.87	3.87	
Exercise period 行使期	6.2.2006 – 5.2.2007	6.2.2007 – 5.2.2008	6.2.2008 – 5.2.2009	6.2.2009 – 5.2.2010	24.3.2006 – 5.2.2007	6.2.2007 – 5.2.2008	6.2.2008 – 5.2.2009	6.2.2009 – 5.2.2010	
Number of options granted to employees in: 已授出購股權數目予僱員於:									Total 合計
Hong Kong 香港	3,500,000	3,500,000	3,500,000	3,500,000	–	–	–	–	14,000,000
PRC 中國	4,825,000	4,825,000	4,825,000	4,825,000	3,000,000	3,000,000	3,000,000	3,000,000	31,300,000
	8,325,000	8,325,000	8,325,000	8,325,000	3,000,000	3,000,000	3,000,000	3,000,000	45,300,000

During the year, an aggregate of 14,000 options in respect of 14,000 shares of the Company were exercised.

年內，有關14,000股本公司股份之14,000份購股權已予行使。

2. New Share Award Scheme

This new scheme, adopted by the Company on 23 February 2006, allows the Company to make bonus payments to eligible persons (including employees, directors, consultant advisers and agents of the Group) by way of the Company's shares acquired by and held through an independent trustee until fulfillment of conditions before vesting.

During the year, a total of 1,052,000 shares of the Company were awarded to 70 employees (including 120,000 shares to Mr Lau Ko Yuen, Tom, the Deputy Chairman and Managing Director) under the scheme. These shares, subject to a vesting period until 1 August 2006, are being held by the trustee, BOCI-Prudential Trustee Limited.

2. 新股份獎勵計劃

根據本公司於二零零六年二月二十三日採納之新股份獎勵計劃，本公司可向合資格人士(包括本集團之僱員、董事、諮詢顧問及代理)以本公司股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至歸屬條件達成為止。

年內已根據該計劃向70位僱員獎授合共1,052,000股本公司之股份(包括授予副主席兼董事總經理劉高原先生之120,000股本公司之股份)，該等股份由受託人中銀國際英國保誠信託有限公司所持有，直至二零零六年八月一日歸屬期為止。

3. New Share Financing Plan

This new plan, adopted by the Company on 14 February 2006, allows eligible persons (including employees, directors, consultant advisers and agents of the Group) to borrow funds from the Company to acquire new or old PYI shares on a non-recourse basis with the subject shares pledged to the Company as security subject always to connected transaction and other relevant provisions under the Listing Rules.

During the year, no financing to employees has been provided by the Group under this plan.

3. 新股份融資計劃

根據本公司於二零零六年二月十四日採納之新計劃，合資格人士(包括本集團之僱員、董事、諮詢顧問及代理)可按無追溯方式向本公司借款以認購新或舊保華股份，而將此等股份抵押本公司作為保證，惟須符合關連交易及其他上市規則之相關規定。

年內，本集團並無根據此計劃向僱員提供任何融資。

Distributable Reserves of the Company

The Company's reserves available for distribution to shareholders as at 31 March 2006 comprised the accumulated profits of HK$1,505,813,000 (2005: HK$290,182,000).

Directors

The directors of the Company during the year and up to the date of this report were:

Executive directors

Lau Ko Yuen, Tom *(Deputy Chairman & Managing Director)*
Chan Fut Yan *(retired on 8 September 2005)*
Chau Mei Wah, Rosanna *(retired on 8 September 2005)*
Cheung Hon Kit *(retired on 8 September 2005)*

Non-executive directors

Chan Kwok Keung, Charles *(re-designated as non-executive director on 22 July 2005)*
Cheung Ting Kau, Vincent *(retired on 8 September 2005)*

Independent non-executive directors

Chow Ming Kuen, Joseph *(Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

In accordance with Clauses 87(1) and 87(2) of the Company's bye-laws, Dr Chan Kwok Keung, Charles and Mr Kwok Shiu Keung, Ernest will retire by rotation and, both being eligible, stand for re-election at the forthcoming annual general meeting.

Non-executive directors are subject to retirement by rotation requirements under the Company's bye-laws, and they are appointed for a specific term of not more than three years.

Directors' Service Contracts

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

本公司之可供分配予股東之儲備

於二零零六年三月三十一日，可供分派予股東之本公司儲備包括累計溢利1,505,813,000港元（二零零五年：290,182,000港元）。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

劉高原 *(副主席兼董事總經理)*
陳佛恩 *(於二零零五年九月八日退任)*
周美華 *(於二零零五年九月八日退任)*
張漢傑 *(於二零零五年九月八日退任)*

非執行董事

陳國強 *(於二零零五年七月二十二日調任為非執行董事)*
張定球 *(於二零零五年九月八日退任)*

獨立非執行董事

周明權 *(主席)*
郭少強
陳樹堅

根據本公司之公司細則第87(1)條及87(2)條，陳國強博士及郭少強先生於即將舉行之股東週年大會上輪席退任，並符合資格膺選連任。

非執行董事須根據本公司細則輪席退任，其指定任期不得多於三年。

董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可無須補償（法定補償除外）而終止之服務合約。

Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 March 2006, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Listing Rules were as follows:

Interests and short positions in the shares, underlying shares and debentures of the Company:

(1) Shares of the Company

董事及主要行政人員於證券、相關股份及債券之權益及淡倉

於二零零六年三月三十一日，本公司董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份及債券中持有必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據上市規則中上市公司董事進行證券及交易的標準守則（「標準守則」）必須向本公司及香港聯交所申報之權益及淡倉如下：

本公司股份、相關股份及債券之權益及淡倉：

(1) 本公司之股份

Name of director/ chief executive 董事／主要行政人員姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of the Company held 持有本公司股份數目	Approximate percentage of the then existing issued share capital of the Company 佔本公司當時現有已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation[1] 受控制法團權益[1]	Long position 好倉	399,859,768	29.00%
	Beneficial owner 實益擁有人	Long position 好倉	11,840,896	0.86%
Lau Ko Yuen, Tom 劉高原	Beneficiary of a trust 信託受益人	Long position 好倉	120,000	0.009%

Note:

1. Dr Chan Kwok Keung, Charles was deemed to be interested in 399,859,768 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 34.79% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

附註：

1. 陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視為擁有本公司399,859,768股股份。Chinaview之全資附屬公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業集團有限公司（「德祥企業」）已發行普通股股本約34.79%，而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited（「Hollyfield」）則擁有該等股份。

Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures – continued

董事及主要行政人員於證券、相關股份及債券之權益及淡倉－續

(2) Options to subscribe for shares of the Company

(2) 認購本公司股份之購股權

Name of director 董事姓名	Date of grant 授出日期	Exercisable period 行使期	Exercise price per share 每股行使價 HK$ 港元	Number of underlying shares comprised in the options 購股權涉及之相關股份數目	Approximate percentage of the then existing issued share capital of the Company 佔本公司當時現有已發行股本概約百分比
Chow Ming Kuen, Joseph 周明權	28.12.2004 28.12.2004	28.12.2004 – 26.08.2012 28.12.2004 – 26.08.2012	1.24 1.50	650,000 650,000	0.047% 0.047%
Lau Ko Yuen, Tom 劉高原	28.12.2004 28.12.2004	28.12.2004 – 26.08.2012 28.12.2004 – 26.08.2012	1.24 1.50	6,500,000 6,500,000	0.471% 0.471%
Kwok Shiu Keung, Ernest 郭少強	28.12.2004 28.12.2004	28.12.2004 – 26.08.2012 28.12.2004 – 26.08.2012	1.24 1.50	650,000 650,000	0.047% 0.047%
Chan Shu Kin 陳樹堅	28.12.2004 28.12.2004	28.12.2004 – 26.08.2012 28.12.2004 – 26.08.2012	1.24 1.50	650,000 650,000	0.047% 0.047%

Save as disclosed above, as at 31 March 2006, none of the directors or chief executive of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於二零零六年三月三十一日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份或債券中擁有任何必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據標準守則必須向本公司及聯交所申報之權益及淡倉。

Directors' Interests in Competing Businesses

Interests of directors of the Company in competing businesses at 31 March 2006 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

董事於競爭業務之權益

下述為本公司董事根據上市規則第8.10條須作披露彼等於二零零六年三月三十一日在競爭業務之權益：

Name of director 董事姓名	Name of company 公司名稱	Nature of competing business 競爭業務之性質	Nature of interest 權益性質
Chan Kwok Keung, Charles 陳國強	China Strategic Holdings Limited ("China Strategic") and its subsidiaries 中策集團有限公司（「中策」）及其附屬公司	Property business in Mainland China 中國之地產業務	As the Chairman and chief executive officer of China Strategic* 為中策之主席、行政總裁*
	Hanny Holdings Limited ("Hanny") and its subsidiaries 錦興集團有限公司（「錦興」）及其附屬公司	Property investment in Hong Kong 香港之地產投資	As the Chairman, an executive director and substantial shareholder of Hanny 為錦興之主席、執行董事及主要股東

* Dr Chan Kwok Keung, Charles resigned as a director of China Strategic on 16 June 2006.

* 陳國強博士於二零零六年六月十六日辭任中策董事。

The changes in details of the directors' interests in competing businesses previously disclosed in the annual report of the Company for the year ended 31 March 2005 (the "Annual Report 2005") were set out below:

During the year, Hanny ceased its business of property investment in Mainland China as disclosed in the Annual Report 2005 but commenced the business of property investment in Hong Kong instead.

Having considered the nature, size and scope of the above businesses, the directors of the Company believe that there is unlikely to be any realistic competition with the businesses of the Group.

Save as disclosed above, none of the directors of the Company is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

先前於截至二零零五年三月三十一日止年度之本公司年報（「二零零五年年報」）披露董事於競爭業務權益之變動詳情如下：

誠如二零零五年度年報所作之披露，錦興已於年內終止其於中國之物業投資業務，惟開展其於香港之物業投資業務。

經考慮上述業務之性質、範圍及規模後，本公司董事認為，有關業務不大可能與本集團之業務構成任何實際競爭。

除上文所披露者外，如不計本集團業務，本公司各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

Directors' Interests in Contracts of Significance

Save as disclosed under the section headed "Connected Transactions" below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事於重要合約中之權益

除下文「關連交易」一節所披露者外，本公司各董事在本公司或其任何附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

Connected Transactions

During the year, the Group entered into the following connected transactions, details of which are required to be set out pursuant to rule 14A.45 of the Listing Rules as below:

關連交易

本集團於年內進行下述關連交易，根據上市規則第14A.45條所須資料詳情如下：

Transaction date 交易日期	Parties to the transaction 交易各方	Connected person 關連人士	Description of connected relationship 關連關係的描述	Description of transaction & purpose 交易及目的之簡述	Total consideration 總代價 HK$'000 千港元	Nature and extent of connected person's interest 關連人士所佔利益的性質及程度
19.1.2006	如東縣東泰社會發展投資有限責任公司 as vendor Glory Well Limited as purchaser 如東縣東泰社會發展投資有限責任公司作為賣方 創華有限公司作為買方	如東縣東泰社會發展投資有限責任公司	A substantial shareholder of certain subsidiaries of the Company 本公司若干附屬公司之主要股東	Acquisition of an additional 15% equity interest in two non-wholly owned subsidiaries 增購兩間非全資附屬公司之15%股本權益	34,920	Direct interest (100%) 直接利益 (100%)
27.1.2006	PYI Management Group Limited as vendor ITC Management Group Limited as purchaser PYI Management Group Limited 作為賣方 ITC Management Group Limited 作為買方	ITC Management Group Limited	A wholly owned subsidiary of ITC, a substantial shareholder of the Company; Dr Chan Kwok Keung, Charles (a non-executive director of the Company) and certain former directors of the Company including Mr Chan Fut Yan, Ms Chau Mei Wah, Rosanna and Mr Cheung Hon Kit are also directors of ITC. 本公司主要股東德祥企業全資附屬公司；陳國強博士(本公司之非執行董事)以及若干本公司前董事包括陳佛恩先生、周美華女士及張漢傑先生均同時擔任德祥企業之董事	Disposal of motor vehicles, vehicle registration numbers and club membership 出售汽車、車輛登記號碼及會籍	3,500	Indirect interest (100%) 間接利益 (100%)

Interests and Short Positions of Substantial Shareholders/Other Persons Recorded in the Register Kept under Section 336 of the SFO

As at 31 March 2006, so far as is known to the directors and the chief executive of the Company, the interests and short positions of the substantial shareholders/other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

(1) Interests and short positions of substantial shareholders in the shares and underlying shares of the Company:

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益

於二零零六年三月三十一日，據本公司董事及主要行政人員所知，下列主要股東／其他人士於本公司股份及相關股份中擁有必須列入根據證券及期貨條例第336條予以存置之登記冊內之權益及淡倉：

(1) 主要股東於本公司股份及相關股份之權益及淡倉：

Name of shareholder 股東姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of the Company held 持有本公司股份數目	Approximate percentage of the then existing issued share capital of the Company 佔本公司當時現有已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation[1] 受控制法團權益[1]	Long position 好倉	399,859,768	29.00%
	Beneficial owner 實益擁有人	Long position 好倉	11,840,896	0.86%
Ng Yuen Lan, Macy 伍婉蘭	Interest of spouse[1] 配偶權益[1]	Long position 好倉	411,700,664	29.86%
Chinaview	Interest of controlled corporation[1] 受控制法團權益[1]	Long position 好倉	399,859,768	29.00%
Galaxyway	Interest of controlled corporation[1] 受控制法團權益[1]	Long position 好倉	399,859,768	29.00%
ITC 德祥企業	Interest of controlled corporation[1] 受控制法團權益[1]	Long position 好倉	399,859,768	29.00%
ITC Investment	Interest of controlled corporation[1] 受控制法團權益[1]	Long position 好倉	399,859,768	29.00%
Hollyfield	Beneficial owner[1] 實益擁有人[1]	Long position 好倉	399,859,768	29.00%

Note:

1. Hollyfield, a wholly-owned subsidiary of ITC Investment, which was, in turn, a wholly-owned subsidiary of ITC, owned 399,859,768 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 34.79% of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 399,859,768 shares in the Company held by Hollyfield. Ms Ng Yuen Lan, Macy, the spouse of Dr Chan Kwok Keung, Charles, was deemed to be interested in the said 399,859,768 shares in the Company held by Hollyfield and 11,840,896 shares in the Company held directly by Dr Chan Kwok Keung, Charles.

附註：

1. ITC Investment之全資附屬公司Hollyfield擁有399,859,768股本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有34.79%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。故此ITC Investment被視作於上述Hollyfield持有之399,859,768股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之399,859,768股本公司股份中及陳國強博士直接持有之11,840,896股本公司股份中擁有權益。

Interests and Short Positions of Substantial Shareholders/Other Persons Recorded in the Register Kept under Section 336 of the SFO – continued

(2) Interests and short position of other persons in the shares and underlying shares of the Company:

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益－續

(2) 其他人士於本公司股份及相關股份之權益及淡倉：

Name of person 姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of the Company held 持有本公司股份數目	Approximate percentage of the then existing issued share capital of the Company 佔本公司當時現有已發行股本概約百分比
The Children's Investment Fund Management (UK) LLP	Investment manager[1] 投資經理[1]	Long position 好倉	121,000,000	8.78%
The Children's Investment Master Fund	Beneficial owner 實益持有人	Long position 好倉	121,000,000	8.78%
Aeneas Capital Management LP	Investment manager 投資經理	Long position 好倉	119,355,009	8.66%
OZ Management, L.L.C.	Investment manager 投資經理	Long position 好倉	95,848,377	6.95%
Gandhara Advisors Asia Ltd. a/c Gandhara Master Fund Ltd.	Investment manager 投資經理	Long position 好倉	96,425,039	6.99%
Christian Emil Toggenburger	Beneficial owner 實益持有人	Long position 好倉	82,027,653	5.95%
Deutsche Bank Aktiengesellschaft 德意志銀行	Beneficial owner 實益持有人	Long position 好倉	24,582,145	1.78%
	Investment manager 投資經理	Long position 好倉	2,000,000	0.15%
	Security interest 質押權益	Long position 好倉	68,835,151	4.99%

Note:

1. The Children's Investment Master Fund is accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP is accordingly deemed to be having the same interests in the shares as The Children's Investment Master Fund.

附註：

1. The Children's Investment Master Fund一向或必須遵從The Children's Investment Fund Management (UK) LLP之指示或指令。由此，The Children's Investment Fund Management (UK) LLP被視作與The Children's Investment Master Fund享有同等股份權益。

Interests and Short Positions of Substantial Shareholders/Other Persons Recorded in the Register Kept under Section 336 of the SFO – continued

Save as disclosed above, as at 31 March 2006, the Company has not been notified of any interest or short position in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO.

Number of Employees and Remuneration Policies

Including the directors of the Group, as at 31 March 2006, the Group employed a total of approximately 1,294 full time employees (among which 1,190 were employed by Paul Y. Engineering Group Limited) (2005: 1,163). Remuneration packages comprised salary and year-end bonuses based on individual merits. In appreciation of our employees' continuing support and contribution, a bonus payment was made to them during the year.

Further, to properly align employee's interests with those of the Company's shareholders and allow more flexibility in motivating management through different incentive modes, the Company has implemented three share-related incentive schemes as mentioned above to promote employee's loyalty during the year. An independent consultant was engaged to advise the Board on award strategies in order to provide incentive to the Company's executives and staff on a timely basis, in particular to the Mainland staff whose regular remuneration packages often do not adequately reflect their contributions to the Group.

Retirement Benefit Schemes

Information on the Group's retirement benefit schemes is set out in notes 13(b) and 45 to the consolidated financial statements.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders, although there are no restrictions against such rights under the laws of Bermuda.

Purchase, Sale and Redemption of Listed Securities

During the year, the Company had repurchased a total of 10,520,000 ordinary shares on the Stock Exchange at an aggregate price of approximately HK$14,478,000, representing an average price of HK$1.38 paid for each share purchased. All of these shares were cancelled upon repurchase.

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益－續

除上文所披露者外，於二零零六年三月三十一日，本公司並未獲知會有任何其他人士擁有須列入根據證券及期貨條例第336條予以存置之登記冊內於本公司之股份及相關股份之權益或淡倉。

僱員數目及薪酬政策

於二零零六年三月三十一日，本集團僱用合共約1,294名全職僱員（包括本集團董事），其中1,190名乃保華建業集團有限公司僱員（二零零五年：1,163名）。薪酬組合乃根據個別人員之貢獻而釐定，並由薪酬及年終花紅所組成。為感謝我們僱員之一直以來的支持以及貢獻，年內已向僱員支付一筆花紅。

此外，為使僱員之權益與本公司之股東之權益保持一致，並透過不同的獎勵模式更靈活地獎勵管理層人員，於本年度，本公司已實行上文所述之三項股份相關之獎勵計劃，以提升僱員之忠誠度。獨立顧問已就獎賞策略向董事局提供意見，以向本公司之行政人員及僱員提供及時獎勵，尤其針對內地薪酬待遇較低故未能反映彼等對集團所作貢獻之員工。

退休福利計劃

本集團退休福利計劃之資料載列於綜合財務報表附註13(b)及45。

股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文，規定本公司須按持股比例向現有股東提呈發售新股，惟百慕達法例並無限制此等權利。

上市證券之買賣及贖回

年內，本公司已在聯交所以合共約14,478,000港元的價格（相當於每股已購回股份之1.38港元已付平均價）購回合共10,520,000股普通股份，而該等股份已於購回時全數撤銷。

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 42 to 53 of this report.

Sufficiency of Public Float

As at the date of this report, the directors acknowledge that approximately 71.8% of the issued share capital of the Company are held by the public.

Donations

During the year, the Group made charitable and other donations of approximately HK$181,000.

Disclosure pursuant to Rules 13.20 and 13.22 of the Listing Rules

(1) Advances to entities

As at 31 March 2006, advances to entities did not individually exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

(2) Financial assistance and guarantees given to affiliated companies

As at 31 March 2006, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies did not exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

Auditors

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years. A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Joseph Chow *OBE, JP*
Chairman
Hong Kong, 7 July 2006

企業管治

本公司之企業管治原則及常規載於本年報第42至53頁之企業管治報告。

足夠公眾持股量

於本報告日期，董事確認本公司約71.8%之已發行股本乃由公眾所持有。

捐款

本集團年內之慈善及其他捐款共約181,000港元。

根據上市規則第13.20及13.22條作出披露

(1) 為若干實體提供貸款

於二零零六年三月三十一日，向實體提供之貸款個別並不超逾上市規則第14.07(1)條所界定資產比率之8%。

(2) 給予聯屬公司之財務資助及擔保

於二零零六年三月三十一日，本集團給予其聯營公司及共同控制實體（按上市規則第13章之界定，統稱「聯屬公司」）之財務資助及本集團就授予聯屬公司之融資所作出之擔保合共並不超逾上市規則第14.07(1)條所界定資產比率之8%。

核數師

德勤•關黃陳方會計師行為本公司過去三年之核數師，一項為續聘德勤•關黃陳方會計師行為本公司核數師之決議案將提呈於股東週年大會上。

代表董事局

主席
周明權 *OBE, JP*
香港，二零零六年七月七日

Deloitte.
德勤

TO THE MEMBERS OF PYI CORPORATION LIMITED
(formerly known as Paul Y. – ITC Construction Holdings Limited)
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of PYI Corporation Limited (the "Company") and its subsidiaries (the "Group") from pages 74 to 168 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

致保華集團有限公司全體股東
(前稱保華德祥建築集團有限公司)
(在百慕達註冊成立之有限公司)

本核數師行已完成審核載於第74頁至第168頁保華集團有限公司(「貴公司」)及其附屬公司(「貴集團」)按照香港普遍採納之會計原則編製之綜合財務報表。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之綜合財務報表。在編製綜合財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報表表達獨立之意見，並按照百慕達公司法第90條謹向整體股東報告，除此之外本報告別無其他目的。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製綜合財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合　貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就綜合財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量綜合財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為綜合財務報表真實與公平地反映 貴集團於二零零六年三月三十一日之財政狀況及貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 7 July 2006

德勤 • 關黃陳方會計師行
執業會計師
香港，二零零六年七月七日

FOR THE YEAR ENDED 31 MARCH 2006

截至二零零六年三月三十一日止年度

		NOTES 附註	**2006 HK$'000 千港元**	2005 HK$'000 千港元 (restated) (重新列賬)
Turnover	營業額	7	**3,540,484**	3,588,015
Cost of sales	銷售成本		**(3,185,938)**	(3,363,119)
Gross profit	毛利		**354,546**	224,896
Other income	其他收入	9	**123,237**	84,107
Administrative expenses	行政費用		**(188,890)**	(196,920)
Other expenses	其他費用	10	**(78,862)**	(59,574)
Finance costs	融資成本	11	**(16,710)**	(6,266)
Increase in fair value of investment properties	投資物業之公平價值增加		**85,400**	–
Gain on disposal of investment properties	出售投資物業之溢利		**–**	1,129
Discount on acquisition of additional interest in subsidiaries	增購附屬公司權益之折讓		**8,461**	–
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加		**41,060**	–
Gain on disposal of subsidiaries	出售附屬公司之收益		**60,756**	–
Gain on partial disposal of subsidiaries	出售附屬公司部份權益之收益		**–**	67,968
Gain on disposal and dilution of interests in associates	出售及攤薄聯營公司權益所致收益		**–**	519,873
Reversal (recognition) of impairment loss on interest in an associate	聯營公司權益之減值虧損撥回(撥備)	23(a)	**26,914**	(182,087)
Share of results of associates	攤佔聯營公司業績		**(17,184)**	43,310
Share of results of jointly controlled entities	攤佔共同控制機構業績		**26**	727
Profit before taxation	除稅前溢利	13	**398,754**	497,163
Taxation	稅項	14	**(52,804)**	23,772
Profit for the year	年度溢利		**345,950**	520,935
Attributable to:	以下人士應佔：			
Equity holders of the Company	本公司之股權持有人		**310,487**	521,920
Minority interests	少數股東權益		**35,463**	(985)
			345,950	520,935
Distribution	分派	15	**998,070**	40,717
Earnings per share	每股盈利	16		
Basic	基本		**HK$0.227**	HK$0.385
Diluted	攤薄		**HK$0.227**	HK$0.385

AT 31 MARCH 2006

於二零零六年三月三十一日

		NOTES 附註	**2006 HK$'000 千港元**	2005 HK$'000 千港元 (restated) (重新列賬)
NON-CURRENT ASSETS	**非流動資產**			
Property, plant and equipment	物業、機械及設備	17	**35,800**	237,278
Investment properties	投資物業	18	**–**	455,000
Project under development	發展中項目	19	**1,958,869**	1,806,466
Prepaid land lease payments	預付土地租賃款項	20	**23,136**	131,576
Goodwill	商譽	21	**61,646**	61,646
Other intangible assets	其他無形資產	22	**8,035**	15,481
Interests in associates	聯營公司權益	23	**571,668**	381,209
Interests in jointly controlled entities	共同控制機構權益	24	**2,570**	9,544
Available-for-sale investments	可供出售投資	25	**1,653**	–
Investment securities	證券投資	25	**–**	1,778
Loans receivable – due after one year	一年後到期之應收貸款	26	**–**	1,508
Amounts due from related companies – due after one year	一年後到期之應收關連公司款項	27	**–**	779
Amounts due from associates – due after one year	一年後到期之應收聯營公司款項	28	**117,000**	–
Deferred consideration receivable	應收遞延代價	29	**10,223**	–
Deferred tax assets	遞延稅項資產	30	**–**	1,680
			2,790,600	3,103,945
CURRENT ASSETS	**流動資產**			
Properties held for sale	持作出售物業		**78,245**	91,278
Prepaid land lease payments	預付土地租賃款項	20	**575**	3,190
Loans receivable – due within one year	一年內到期之應收貸款	26	**105,886**	190,401
Amounts due from related companies – due within one year	一年內到期之應收關連公司款項	27	**251,852**	346,102
Amounts due from associates – due within one year	一年內到期之應收聯營公司款項	28	**227,776**	168,683
Amounts due from customers for contract works	應收客戶合約工程款項	31	**163,379**	185,188
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	32	**1,415,407**	1,586,246
Investments held for trading	持作買賣投資	33	**161,693**	–
Other investments	其他投資	33	**–**	173,284
Taxation recoverable	可退回稅款		**1,605**	7,506
Pledged bank deposits	已抵押銀行存款	34	**118,622**	–
Short term bank deposits	短期銀行存款	34	**526,504**	1,044,337
Bank balances and cash	銀行結存及現金	34	**139,534**	210,219
			3,191,078	4,006,434

		NOTES 附註	2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
CURRENT LIABILITIES	**流動負債**			
Amounts due to customers for contract works	應付客戶合約工程款項	31	**429,615**	435,198
Creditors and accrued expenses	應付賬款及應計開支	35	**899,829**	1,076,195
Amounts due to associates	應付聯營公司款項	36	**3,678**	2,804
Amounts due to jointly controlled entities	應付共同控制機構款項	36	**–**	20,766
Amount due to a minority shareholder	應付少數股東款項	37	**4,638**	104,833
Loan from minority shareholders	來自少數股東貸款	38	**123,439**	–
Taxation payable	應付稅項		**45,759**	1,882
Bank and other borrowings – due within one year	一年內到期之銀行及其他借款	39	**400,158**	289,960
			1,907,116	1,931,638
NET CURRENT ASSETS	**流動資產淨值**		**1,283,962**	2,074,796
TOTAL ASSETS LESS CURRENT LIABILITIES	**總資產減流動負債**		**4,074,562**	5,178,741
NON-CURRENT LIABILITIES	**非流動負債**			
Loan from minority shareholders	來自少數股東貸款	38	**–**	241,000
Bank and other borrowings – due after one year	一年後到期之銀行及其他借款	39	**164,625**	300,000
Deferred tax liabilities	遞延稅項負債	30	**900,000**	923,020
			1,064,625	1,464,020
NET ASSETS	**資產淨值**		**3,009,937**	3,714,721
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	40	**137,880**	136,920
Reserves	儲備		**2,432,752**	3,041,906
Equity attributable to equity holders of the Company	本公司之股權持有人應佔權益		**2,570,632**	3,178,826
Share options reserve of a subsidiary	附屬公司購股權儲備		**137**	–
Minority interests	少數股東權益		**439,168**	535,895
TOTAL EQUITY	**總權益**		**3,009,937**	3,714,721

The financial statements on pages 74 to 168 were approved and authorised for issue by the Board of Directors on 7 July 2006 and are signed on its behalf by:

載於第74頁至第168頁之財務報表已於二零零六年七月七日獲董事局核准及授權刊發，並由下列董事代表董事局簽署：

Joseph Chow 周明權 *OBE, JP*
Chairman 主席

Tom Lau 劉高原
Managing Director 董事總經理

FOR THE YEAR ENDED 31 MARCH 2006
截至二零零六年三月三十一日止年度

		Attributable to the equity holders of the Company 本公司之股權持有人應佔												
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Accumulated profits (losses) 累計溢利(虧損) HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share options reserve of a subsidiary 附屬公司購股權儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2004	於二零零四年四月一日	134,525	187,370	124,933	2,480,000	-	6,521	83,356	-	(245,833)	2,770,872	-	10,448	2,781,320
Exchange differences arising from translation of overseas operations	因換算海外業務而產生之匯兌差額	-	-	-	-	-	-	14	-	-	14	-	-	14
Share of reserves of an associate	攤佔聯營公司儲備	-	-	-	-	-	(6,521)	11,631	-	-	5,110	-	-	5,110
Net (expense) income recognised directly in equity	直接於權益確認之(開支)收入淨額	-	-	-	-	-	(6,521)	11,645	-	-	5,124	-	-	5,124
Profit for the year	年度溢利	-	-	-	-	-	-	-	-	521,920	521,920	-	(985)	520,935
Total recognised (expense) income for the year	年度已確認(開支)收入總額	-	-	-	-	-	(6,521)	11,645	-	521,920	527,044	-	(985)	526,059
Acquisition of subsidiaries	收購附屬公司	-	-	-	-	-	-	-	-	-	-	-	526,432	526,432
Realised on partial disposal of subsidiaries	出售附屬公司部份權益時變現	-	-	(238)	-	-	-	505	-	-	267	-	-	267
Realised on disposal and dilution of interests in associates	出售及攤薄聯營公司權益時變現	-	-	-	-	-	-	(96,067)	-	-	(96,067)	-	-	(96,067)
Issue of shares under scrip dividend scheme	根據以股代息計劃發行股份	2,395	(2,395)	-	-	-	-	-	-	-	-	-	-	-
Credit arising on scrip dividends	以股代息所產生之進賬	-	-	-	-	-	-	-	-	17,591	17,591	-	-	17,591
Share issued expenses	發行股份費用	-	(164)	-	-	-	-	-	-	-	(164)	-	-	(164)
Distribution	分派	-	-	-	-	-	-	-	-	(40,717)	(40,717)	-	-	(40,717)
At 31 March 2005	於二零零五年三月三十一日	136,920	184,811	124,695	2,480,000	-	-	(561)	-	252,961	3,178,826	-	535,895	3,714,721
Effect of changes in accounting policies (note 3)	會計政策更改之影響(附註3)	-	-	-	-	991	-	-	-	48,155	49,146	-	530	49,676
At 1 April 2005, as restated	於二零零五年四月一日，重新列賬	136,920	184,811	124,695	2,480,000	991	-	(561)	-	301,116	3,227,972	-	536,425	3,764,397
Exchange difference arising from translation of overseas operations	因換算海外業務而產生之匯兌差額	-	-	-	-	-	-	5,928	-	-	5,928	-	2,412	8,340
Deficit on revaluation of investments	重估投資之虧絀	-	-	-	-	(1,343)	-	-	-	-	(1,343)	-	(303)	(1,646)
Share of other reserve of an associate	攤佔聯營公司其他儲備	-	-	-	-	-	5,733	-	-	-	5,733	-	-	5,733
Share of translation reserve of an associate	攤佔聯營公司匯兌儲備	-	-	-	-	-	-	(224)	-	-	(224)	-	-	(224)
Net (expense) income recognised directly in equity	直接於權益確認之(開支)收入淨額	-	-	-	-	(1,343)	5,733	5,704	-	-	10,094	-	2,109	12,203
Profit for the year	年度溢利	-	-	-	-	-	-	-	-	310,487	310,487	-	35,463	345,950
Total recognised (expense) income for the year	年度已確認(開支)收入總額	-	-	-	-	(1,343)	5,733	5,704	-	310,487	320,581	-	37,572	358,153
Transferred from capital reserve	轉撥自資本儲備	-	-	-	(2,480,000)	-	-	-	-	2,480,000	-	-	-	-
Share repurchased	購回股份	(1,052)	(13,426)	-	-	-	-	-	-	-	(14,478)	-	-	(14,478)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之開支	-	-	-	-	-	-	-	4,945	-	4,945	137	-	5,082
Issue of shares under share option schemes	根據購股權計劃發行股份	1	29	-	-	-	-	-	(5)	-	25	-	-	25
Issue of shares under scrip dividend schemes	根據以股代息計劃發行股份	2,011	(2,011)	-	-	-	-	-	-	-	-	-	-	-
Credit arising on scrip dividends	以股代息所產生之進賬	-	-	-	-	-	-	-	-	29,931	29,931	-	-	29,931
Share issue expenses	發行股份費用	-	(274)	-	-	-	-	-	-	-	(274)	-	-	(274)
Distribution	分派	-	-	-	-	-	-	-	-	(998,070)	(998,070)	-	-	(998,070)
Dividend distributed by a subsidiary	附屬公司分發之股息	-	-	-	-	-	-	-	-	-	-	-	(18,169)	(18,169)
Contribution from minority shareholders	少數股東出資	-	-	-	-	-	-	-	-	-	-	-	10,525	10,525
Scrip dividends distributed by a subsidiary	附屬公司派發之以股代息	-	-	-	-	-	-	-	-	-	-	-	3,313	3,313
Acquisition of additional interest in subsidiaries	收購附屬公司之額外權益	-	-	-	-	-	-	-	-	-	-	-	(130,498)	(130,498)
At 31 March 2006	於二零零六年三月三十一日	137,880	169,129	124,695	-	(352)	5,733	5,143	4,940	2,123,464	2,570,632	137	439,168	3,009,937

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

Details of the capital reserve of the Group are set out in note 51.

The other reserve of the Group represents the statutory reserves required by the relevant rules and regulations of the People's Republic of China applicable to the Group's associates.

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

本集團資本儲備之詳情見附註51。

其他儲備指中華人民共和國適用於本公司聯營公司之相關規則及法規規定之法定儲備。

FOR THE YEAR ENDED 31 MARCH 2006
截至二零零六年三月三十一日止年度

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
OPERATING ACTIVITIES	經營業務		
Profit before taxation	除税前溢利	398,754	497,163
Adjustments for:	就下列項目進行調整：		
Discount on acquisition of additional interest in subsidiaries	增購附屬公司權益之折讓	(8,461)	–
Increase in fair value of derivative financial instrument	衍生金融工具之公平價值增加	(41,060)	–
Increase in fair value of investments properties	投資物業之公平價值增加	(85,400)	–
Finance costs	融資成本	16,710	6,266
Gain on disposal of subsidiaries	出售附屬公司之收益	(60,756)	–
Gain on partial disposal of subsidiaries	出售附屬公司部份權益之收益	–	(67,968)
(Reversal) recognition of impairment loss on interest in an associate	聯營公司權益之減值虧損(撥回)撥備	(26,914)	182,087
Gain on disposal and dilution of interests in associates	出售及攤薄聯營公司權益所致收益	–	(519,873)
Share of results of associates	攤佔聯營公司業績	17,184	(43,310)
Share of results of jointly controlled entities	攤佔共同控制機構業績	(26)	(727)
Amortisation of goodwill	商譽攤銷	–	3,371
Depreciation of property, plant and equipment	物業、機械及設備之折舊	29,180	47,249
Gain on disposal of property, plant and equipment	出售物業、機械及設備之收益	(19,927)	(917)
Release of prepaid land lease payments	調撥預付土地租賃款項	2,677	3,190
Gain on disposal of investment properties	出售投資物業之收益	–	(1,129)
Impairment loss on properties held for sale	持作出售物業之減值虧損	–	3,000
Impairment loss on goodwill	商譽之減值虧損	–	9,554
Impairment loss on listed investment securities	上市投資證券之減值虧損	–	92
Increase in fair value of listed investments held for trading	持作買賣之上市投資之公平價值增加	(636)	–
Net unrealised holding loss on listed other investments	持有其他上市投資之未變現虧損淨額	–	6,424
Share-based payment expense	以股份支付款項之開支	5,082	–
Allowance for amounts due from associates	應收聯營公司款項之撥備	–	40,504
Interest income	利息收入	(26,096)	(52,236)

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
Operating cash flows before movements in working capital	未計營運資金變動前之經營業務現金流量	**200,311**	112,740
Increase in project under development	發展中項目增加	**(136,179)**	(74,881)
Decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation	應收(付)客戶合約工程款項減少(扣除應計利息開支及折舊)	**23,017**	71,323
Increase in properties held for sale	持作出售物業增加	**(73,295)**	(11,578)
Decrease in debtors, deposits and prepayments	應收賬款、訂金及預付款項減少	**145,421**	83,754
Increase in other investments	其他投資增加	**–**	(140,334)
Decrease in investments held for trading	持作買賣投資減少	**12,227**	–
Increase in amounts due from associates	應收聯營公司款項增加	**–**	(14,195)
Decrease in amounts due to jointly controlled entities	應付共同控制機構款項減少	**(20,766)**	–
Decrease in creditors and accrued expenses	應付賬款及應計開支減少	**(130,435)**	(94,204)
Increase (decrease) in amounts due to associates	應付聯營公司款項增加(減少)	**874**	(93,469)
Cash generated from (used in) operations	來自(用於)經營業務之現金	**21,175**	(160,844)
Hong Kong Profits Tax paid	已付香港利得税	**(2,296)**	(680)
Hong Kong Profits Tax refunded	香港利得税退款	**4,175**	8,543
Overseas tax paid	已付海外税項	**(192)**	(4,166)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	**來自(用於)經營業務之現金淨額**	**22,862**	(157,147)

		NOTES 附註	2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
INVESTING ACTIVITIES	**投資業務**			
Proceeds from disposal of interests in associates	出售聯營公司權益所得款項		–	1,073,643
Proceeds from disposal of investment properties	出售投資物業所得款項		–	61,129
Proceeds from disposal of property, plant and equipment	出售物業、機械及設備所得款項		**49,192**	6,548
Repayment of loans receivable	償還應收貸款		**86,023**	51,325
Repayment from related companies	關連公司償還款項		**95,029**	87,879
Repayment from a jointly controlled entity	共同控制機構償還款項		–	2,000
Loans advanced to related companies	墊支關連公司貸款		–	(17,649)
Amounts advanced to associates	墊支聯營公司款項		**(59,093)**	–
Additions to property, plant and equipment	物業、機械及設備增加		**(14,580)**	(12,155)
Additions to loans receivable	應收貸款增加		–	(167,261)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	收購附屬公司(扣除所收購之現金及與現金等值項目)	42	**(200)**	(443,908)
Acquisition of additional interest in subsidiaries	增購附屬公司權益		**(60,185)**	–
Acquisition of interests in associates	收購聯營公司權益		**(160,211)**	(1,562)
Disposal of subsidiaries, net of cash and cash equivalents disposed of	出售附屬公司(扣除所出售之現金及現金等值項目)	43	**782,240**	–
Proceeds from partial disposal of subsidiaries	出售附屬公司部份權益所得款項		–	152,366
Increase in pledged bank deposits	已抵押銀行存款增加		**(118,622)**	–
Dividend received from associates	已收聯營公司股息		**12,573**	40,560
Dividend received from a jointly controlled entity	已收共同控制機構股息		**7,000**	4,000
Interest received	已收利息		**25,921**	52,236
NET CASH FROM INVESTING ACTIVITIES	**來自投資業務之現金淨額**		**645,087**	889,151

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
FINANCING ACTIVITIES	**融資活動**		
Repayment of bank and other borrowings	償還銀行及其他借款	**(575,376)**	(59,299)
Dividends paid to equity shareholders of the Company	已付本公司股東之股息	**(968,139)**	(23,126)
Dividends paid by a subsidiary	附屬公司已付股息	**(14,856)**	–
Interest paid	已付利息	**(27,787)**	(10,432)
Share repurchase expenses	股份回購開支	**(14,478)**	–
Proceeds from issue of shares	發行股份所得款項	**25**	–
Amount repaid to a jointly controlled entity	償還共同控制機構款項	**–**	(34,818)
Contribution from (repaid to) minority shareholders	來自(償還)少數股東出資	**10,525**	(400)
Acquisition of remaining minority interest in a subsidiary	收購附屬公司之剩餘少數股東權益	**–**	(400)
Share issue expenses	發行股份開支	**(274)**	(164)
New bank and other borrowings raised	新籌措銀行及其他借款	**557,183**	70,000
(Repaid to) loan advanced from a minority shareholder	(償還)來自少數股東之貸款	**(217,756)**	341,000
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**(用於)來自融資活動之現金淨額**	**(1,250,933)**	282,361
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**現金及與現金等值項目(減少)增加淨額**	**(582,984)**	1,014,365
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**外幣匯率轉變影響**	**1,450**	–
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**現金及與現金等值項目承前**	**1,247,572**	233,207
CASH AND CASH EQUIVALENTS CARRIED FORWARD	**現金及與現金等值項目結轉**	**666,038**	1,247,572
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及與現金等值項目結存分析**		
Short term bank deposits	短期銀行存款	**526,504**	1,044,337
Bank balances and cash	銀行結存及現金	**139,534**	210,219
Bank overdrafts	銀行透支	**–**	(6,984)
		666,038	1,247,572

FOR THE YEAR ENDED 31 MARCH 2006
截至二零零六年三月三十一日止年度

1. General

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The addresses of the registered office and its principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 53.

2. Application of Hong Kong Financial Reporting Standards

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. In addition, the adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其證券在香港聯合交易所有限公司(「香港聯交所」)上市。本公司之註冊辦事處以及其主要營業地點已於本年報「公司資料」一節作出披露。

綜合財務報表以港元呈列，港元亦為本公司之功能貨幣。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註53。

2. 應用香港財務報告準則

於本年度，本集團首次採納由香港會計師公會頒佈之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋(「詮釋」)(下文統稱「新訂香港財務報告準則」)。該等準則於二零零五年一月一日或以後開始之會計期間生效。採納新訂香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈報方式有所改變。尤其是少數股東權益及攤佔聯營公司及共同控制機構稅項之呈報方式有所改變。此等呈報方式變動已追溯應用。此外，採納新訂香港財務報告準則導致本集團在以下範疇之會計政策出現變動，對現行及／或以往會計期間之業績編製及呈列方式構成影響：

2. Application of Hong Kong Financial Reporting Standards – continued

Share-based payment

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005 (see note 3 for the financial impact). In relation to share options granted before 1 April 2005, the Group chooses not to apply HKFRS 2 with respect to share options that had vested on or before 1 April 2005 in accordance with the relevant transitional provisions. During the year, the Company repriced its outstanding share options which were granted and vested before 1 April 2005 by a reduction of their exercise price. The directors, after taking professional advice, considered that the modification did not result in an increase in fair value of the share options. Accordingly, no adjustment for the current and prior years has been required.

Business combinations

HKFRS 3 "Business Combinations" is effective for business combinations for which the agreement date is on or after 1 January 2005. The Group has not entered into any agreement between the period from 1 January 2005 to 31 March 2005. On 1 April 2005, the Group has applied the transitional provisions of HKFRS 3. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions before 1 April 2005 was capitalised and amortised over its estimated useful life. In the current year, the Group has applied the relevant transitional provisions in HKFRS 3. On 1 April 2005, the Group has eliminated the related accumulated amortisation of HK$116,285,000 against the cost of such goodwill in the consolidated balance sheet (see note 21). The Group has also discontinued amortising such goodwill from 1 April 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year (see note 3 for the financial impact). Comparative figures have not been restated.

2. 應用香港財務報告準則－續

以股份支付之款項

於本年度內，本集團已採納香港財務報告準則第2號「以股份支付之款項」，該準則規定本集團以股份或股權換購貨品或換取服務(「股本結算交易」)時，均須確認為開支。香港財務報告準則第2號對本集團之主要影響為授予本集團董事及僱員之購股權在授出當日決定其公平價值，並於歸屬期內列作開支。於採納香港財務報告準則第2號前，本集團只有在購股權獲行使時才確認其財務影響。本集團採納之香港財務報告準則第2號適用於二零零五年四月一日或之後授出之購股權(財務影響見附註3)。有關於二零零五年四月一日之前授出之購股權，根據相關過渡性條文，本集團選擇不就於二零零五年四月一日或之前授出之購股權及其權益歸屬期乃於二零零五年四月一日前之購股權採納香港財務報告準則第2號。年內本公司已重新釐定已授出並於二零零五年四月一日前歸屬之未行使購股權之價格，方法為削減其行使價。董事聽取專業意見後認為，該轉變不會造成購股權之公平價值增加。故此無須對現年或往年賬目作出調整。

業務合併

香港財務報告準則第3號「業務合併」適用於協議日期為二零零五年一月一日或以後之業務合併。本集團於二零零五年一月一日至二零零五年三月三十一日期間並無訂立任何協議。於二零零五年四月一日，本集團已採用香港財務報告準則第3號之相關過渡性條文。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於以往期間，因於二零零五年四月一日前進行收購而產生之商譽於其估計可使用年期內資本化及攤銷。於本年度，本集團已採用香港財務報告準則第3號之相關過渡性條文。本集團於二零零五年四月一日將相關累計攤銷116,285,000港元以列入綜合資產負債表之相應商譽成本抵銷(見附註21)。本集團亦由二零零五年四月一日起停止攤銷該商譽，以及最低限度每年對商譽進行一次減值測試。因於二零零五年一月一日後進行收購而產生之商譽於初次確認後乃按成本減累計減值虧損(如有)估量。由於會計政策之變動，本年度並無計入任何商譽攤銷(財務影響見附註3)。比較數字並無予以重列。

2. Application of Hong Kong Financial Reporting Standards – continued

Business combinations – continued

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group' s interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. Accordingly, discount on acquisition of additional interest in subsidiaries has been recognised in the consolidated income statement for the current year (see note 3 for the financial impact).

Leasehold interest in land use rights

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to "prepaid lease payments" under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see note 3 for the financial impact).

Investment properties

In the current year, the Group has applied HKAS 40 "Investment Property" and has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in profit or loss for the period in which they arise. In previous periods, investment properties under Statement of Standard Accounting Practice ("SSAP") 13 "Accounting for Investment Properties" were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation increase subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The adoption of HKAS 40 has had no material effect on the results for the current or prior periods. Accordingly, no prior period adjustment has been required.

2. 應用香港財務報告準則－續

業務合併－續

本集團攤佔被收購公司的可識別資產、負債及或然負債公平價值淨值的權益超出成本的差額(前稱「負商譽」)

根據香港財務報告準則第3號，本集團攤佔被收購公司的可識別資產、負債及或然負債公平價值淨值的權益超出收購成本的差額(「收購折讓」)，於進行收購的期間即時於損益中確認。故此，收購附屬公司額外權益已於本年度之綜合收益表中確認(財務影響見附註3)。

土地使用權之租賃權益

於以往期間，業主自用之租賃土地及樓宇均計入物業、機械及設備，並以成本模式估量。於本年度，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃分類而獨立入賬，惟租賃款項若未能可靠地於土地及樓宇部份之間作出分配，則於此情況下整份租賃一概視為融資租賃。若租賃款項能可靠地於土地及樓宇部份之間作出分配，則於土地之租賃權益應重新分類為經營租約下之「預付租賃土地款項」，並以成本入賬及按直線法於租賃期攤銷。此項會計政策變動已作出追溯應用(財務影響見附註3)。

投資物業

於本年度，本集團採用香港會計準則第40號「投資物業」，並已選擇採用公平價值模式處理其投資物業，據此須將投資物業公平價值變動產生之損益，直接在其所產生之期間於損益賬內確認。於以往期間，在會計實務準則第13號「投資物業之會計處理方法」下之投資物業乃按公開市值估量，而重估盈餘或虧絀計入或在投資物業重估儲備內扣除，除非此一儲備剩下之餘額不足以抵銷重估減值，在此情況下重估減值超出投資物業重估儲備餘額之部份在收益表內扣除。倘以往曾在收益表內扣除之減值惟其後出現重估升值，則以之前已扣除之減值為限將進賬計入收益表。採用香港會計準則第40號對本期間或以往期間之業績並無任何重大影響。因此，毋須作出任何往期調整。

2. Application of Hong Kong Financial Reporting Standards – continued

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting years. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of debt and equity securities

By 31 March 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of SSAP 24 "Accounting for Investments in Securities". Under SSAP 24, the Group's investments in debt and equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1 April 2005 onwards, the Group has applied the relevant transitional provisions in HKAS 39 to classify and measure its investments in debt and equity securities. Under HKAS 39, the Group's investments in debt and equity securities are classified as "financial assets at fair value through profit or loss" or "available-for-sale financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in income statement and equity, respectively. On 1 April 2005, the Group's investment securities with carrying amount of HK$1,778,000 was reclassified to available-for-sale investments and was remeasured at fair value with an increase in fair value of HK$1,521,000 made to the Group's investment revaluation reserve at 1 April 2005, which will be released to the consolidated income statement upon disposal or impairment of the relevant available-for-sale investments (see note 3 for the financial impact).

2. 應用香港財務報告準則－續

金融工具

於本年度，本集團已採用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及估量」。香港會計準則第32號要求追溯應用。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許按追溯基準確認、不予確認或估量金融資產及負債。應用香港會計準則第32號對本集團於本期間或以往會計年度業績之呈報方式並無重大影響。估量採納香港會計準則第39號所導致之主要影響概述如下：

債務及股本證券之分類及估量

到二零零五年三月三十一日，本集團根據會計實務準則第24號「證券投資之會計處理方法」(「會計實務準則第24號」)之標準處理方法將其債務及股本證券投資分類及估量。根據會計實務準則第24號，股本證券投資分類為「投資證券」或「其他投資」(如適用)。「投資證券」乃按成本扣除減值虧損(如有)列賬，而「其他投資」則按公平價值估量，未變現收益或虧損列入損益賬。由二零零五年四月一日起，本集團已應用香港會計準則第39號之相關過度性條文將其債務及股本證券投資分類及估量。根據香港會計準則第39號，本集團之債務及股本證券投資乃分類為「按公平價值誌入損益賬之金融資產」或「可供出售之金融資產」。「按公平價值誌入損益賬之金融資產」及「可供出售之金融資產」乃按公平價值列賬，公平價值之變動分別於收益表及權益中確認。於二零零五年四月一日，本集團賬面值1,778,000港元之投資證券重新分類為可供出售投資，並按公平價值重新估量，公平價值之增加1,521,000港元計入本集團於二零零五年四月一日之投資重估儲備，將於相關可供出售投資出售或減值時撥入綜合收益表(財務影響見附註3)。

2. Application of Hong Kong Financial Reporting Standards – continued

Financial instruments – continued

Derivatives

From 1 April 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

By 31 March 2004, the Group did not recognise the fair value of option to acquire additional interest in subsidiaries on the consolidated balance sheet. From 1 April 2005 onwards, the Group has applied the relevant transitional provisions in HKAS 39. As a result, the option to acquire additional interest in subsidiaries has been measured at fair value with a corresponding increase in the Group's accumulated profits at 1 April 2005 (see note 3 for the financial impact). Comparative figures have not been restated.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than investments in debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition. The adoption of HKAS 39 has had no material effect on the Group's financial assets and financial liabilities other than debts and equity securities and derivatives.

2. 應用香港財務報告準則－續

金融工具－續

衍生工具

自二零零五年四月一日開始，屬於香港會計準則第39條範圍內之所有衍生工具，不論是持作買賣用途或指定用作有效對沖工具者，均須於每個年結日以公平價值列賬。根據香港會計準則第39條，衍生工具(包括與非衍生主體合約分開列賬之嵌入式衍生工具)，均視為持有作買賣用途之金融資產或金融負債，惟合資格並指定用作有效對沖工具者除外。對於視為持有作買賣用途之衍生工具，公平價值之變動於出現時之會計期間於損益賬內確認。

到二零零四年三月三十一日，本集團並無於綜合資產負債表確認可收購附屬公司額外權益之期權之公平價值。由二零零五年四月一日起，本集團應用香港會計準則第39條之相應過渡性條文。故此，收購附屬公司額外權益之期權之公平價值已按公平價值相應增加本集團於二零零五年四月一日之累計溢利(財務影響見附註3)。比較數字並無予以重列。

除債務及股本證券以外之金融資產及金融負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之金融資產及金融負債(以往不在會計實務準則第24號之範圍內)進行分類及估量。根據香港會計準則第39號，金融資產乃分類為「按公平價值誌入損益賬之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期之金融資產」。金融負債一般分類為「按公平價值誌入損益賬之金融負債」或「其他金融負債」。「其他金融負債」乃於初始確認後按使用實際利率法計算之已攤銷成本列賬。採用香港會計準則第39號除影響債務及股本證券及衍生工具外，對本集團之金融資產及金融負債並無重大影響。

3. Summary of the Effects of the Changes in Accounting Policies

The financial effects of the changes in accounting policies described above are summarised as follows:

(a) Effects on the results for the current and prior years:

3. 會計政策更改之影響概要

上述會計政策更改之財務影響概述如下：

(a) 對本年度及過往年度業績之影響：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Non-amortisation of goodwill	不攤銷商譽	**7,424**	–
Recognition of discount on acquisition of additional interest in subsidiaries	確認增購附屬公司權益之折讓	**8,461**	–
Recognition of share-based payment as expense	確認以股份支付之款項為費用	**(5,082)**	–
Decrease in share of results of associates	攤佔聯營公司業績減少	**(14,264)**	(937)
Increase in fair value of derivative financial instruments	衍生工具之公平價值增加	**41,060**	–
Increase (decrease) in profit for the year	年度溢利增加（減少）	**37,599**	(937)

Analysis by line items presented according to their function:

按以功能呈列之列賬項目所作分析：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Decrease in administrative expenses	行政費用減少	**2,342**	–
Increase in discount on acquisition of additional interest in subsidiaries	增購附屬公司權益之折讓增加	**8,461**	–
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	**41,060**	–
Decrease in share of results of associates	攤佔聯營公司業績減少	**(14,264)**	(937)
Increase (decrease) in profit for the year	年度溢利增加（減少）	**37,599**	(937)

In addition to the above, the share of tax of associates and jointly controlled entities has been reclassified and included in share of results of associates and jointly controlled entities, respectively. The effects by line items are as follows:

除上述者外，攤佔聯營公司及共同控制機構之稅項已予重新分類，並已分別列入攤佔聯營公司及共同控制機構業績。按列賬項目界定之影響如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Increase (decrease) in share of results of associates	攤佔聯營公司業績增加（減少）	**1,440**	(35,413)
Decrease in share of results of jointly controlled entities	攤佔共同控制機構業績減少	**–**	(171)
(Increase) decrease in taxation	稅項（增加）減少	**(1,440)**	35,584
		–	–

3. Summary of the Effects of the Changes in Accounting Policies – continued

3. 會計政策更改之影響概要－續

(b) Effects on the balance sheet as at 31 March 2005 and 1 April 2005:

(b) 對於二零零五年三月三十一日及二零零五年四月一日之資產負債表之影響

		As at 31.3.2005 於 31.3.2005 HK$'000 千港元 (originally stated) (原先列賬)	Effect of HKAS 17 香港會計準則第17號之影響 HK$'000 千港元	Share of effect of changes in accounting policies on an associate 攤佔聯營公司會計政策更改之影響 HK$'000 千港元 (Note) (附註)	As at 31.3.2005 於 31.3.2005 HK$'000 千港元 (restated) (重新列賬)	Effect of HKAS 39 香港會計準則第39號之影響 HK$'000 千港元	Share of effect of changes in accounting policies on an associate 攤佔會計政策更改對聯營公司之影響 HK$'000 千港元 (Note) (附註)	As at 1.4.2005 於 1.4.2005 HK$'000 千港元 (restated) (重新列賬)
Effects on assets and liabilities:	**對資產及負債之影響：**							
Property, plant and equipment	物業、機械及設備	372,044	(134,766)	–	237,278	–	–	237,278
Prepaid land lease payments	預付土地租賃款項							
– non-current	－非流動	–	131,576	–	131,576	–	–	131,576
– current	－流動	–	3,190	–	3,190	–	–	3,190
Interests in associates	聯營公司權益	382,146	–	(937)	381,209	–	27,363	408,572
Investments in securities	證券投資							
– non-current	－非流動	1,778	–	–	1,778	(1,778)	–	–
– current	－流動	173,284	–	–	173,284	(173,284)	–	–
Available-for-sale investments	可供出售投資	–	–	–	–	3,299	–	3,299
Investments held for trading	持作買賣投資	–	–	–	–	173,284	–	173,284
Derivative financial instrument	衍生金融工具	–	–	–	–	20,792	–	20,792
		929,252	–	(937)	928,315	22,313	27,363	977,991
Effects on equity:	**對權益之影響：**							
Investment revaluation reserve	投資重估儲備	–	–	–	–	991	–	991
Accumulated profits	累計溢利	253,898	–	(937)	252,961	20,792	27,363	301,116
Minority interests	少數股東權益	535,895	–	–	535,895	530	–	536,425
		789,793	–	(937)	788,856	22,313	27,363	838,532

Note:

The share of effect of changes in accounting policies arose from the adoption of INT 2 "The Appropriate Accounting Policies for Hotel Properties", HKAS 39 "Financial Instruments: Recognition and Measurement" and HKFRS 3 "Business Combinations" by the Group's associate.

附註：

攤佔會計政策更改之影響乃因本集團之聯營公司採納詮釋第2號「酒店物業之適當會計政策」、香港會計準則第39號「金融工具：確認及估量」及香港財務報告準則第3號「業務合併」而產生。

3. Summary of the Effects of the Changes in Accounting Policies – continued

The Group has not early applied the following new standards, amendments and interpretations that have been issued but not yet effective and are pertinent to the operation of the Group.

The directors of the Company anticipate that the application of these standards, amendments and interpretations will have no material impact on the financial statements of the Group except for HKAS 39 and HKFRS 4 (Amendments) "Financial Guarantee Contracts" which require all financial guarantee contracts to be initially measured at fair value. The directors consider the impact resulting from this amendment cannot be reasonably estimated as at the balance sheet date.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market, waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

1 Effective for annual periods beginning on or after 1 January 2007.
2 Effective for annual periods beginning on or after 1 January 2006.
3 Effective for annual periods beginning on or after 1 December 2005.
4 Effective for annual periods beginning on or after 1 March 2006.
5 Effective for annual periods beginning on or after 1 May 2006.
6 Effective for annual periods beginning on or after 1 June 2006.

3. 會計政策更改之影響概要－續

本集團並無提早應用下列已頒佈惟尚未生效而與本集團業務有關之新準則、修訂及詮釋。

本公司董事估計，應用該等新準則、修訂及詮釋不會對本集團財務報表有任何重大影響，惟香港會計準則第39號及香港財務報告準則第4號（經修訂）「財務擔保合同」規定所有財務擔保合同須初步按公平價值估量。董事認為，因此項修訂所致之影響未能於結算日時作合理推測。

香港會計準則第1號（經修訂）	資本披露[1]
香港會計準則第19號（經修訂）	精算收益及虧損、集團計劃及披露[2]
香港會計準則第21號（經修訂）	外國業務之淨投資[2]
香港會計準則第39號（經修訂）	預測集團內部交易之現金流量對沖會計處理[2]
香港會計準則第39號（經修訂）	公平價值期權[2]
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合同[2]
香港財務報告準則第6號	礦產資源之勘探及評估[2]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際詮釋委員會）－詮釋第4號	釐定安排是否包括租賃[2]
香港（國際詮釋委員會）－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利[2]
香港（國際詮釋委員會）－詮釋第6號	參與特定市場－廢棄電力及電子設備產生之負債[3]
香港（國際詮釋委員會）－詮釋第7號	採用根據香港會計準則第29號惡性通脹經濟財務申報之重列處理法[4]
香港（國際詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範疇[5]
香港（國際詮釋委員會）－詮釋第9號	重新評估嵌入式衍生工具[6]

1 由二零零七年一月一日或以後開始之全年期間有效。
2 由二零零六年一月一日或以後開始之全年期間有效。
3 由二零零五年十二月一日或以後開始之全年期間有效。
4 由二零零六年三月一日或以後開始之全年期間有效。
5 由二零零六年五月一日或以後開始之全年期間有效。
6 由二零零六年六月一日或以後開始之全年期間有效。

4. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments and investment properties which are measured at fair values as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All significant intra-group transactions, balances, income and expenses have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

4. 主要會計政策

除若干金融工具及投資物業乃按下文所述之會計政策按公平價值估量外，綜合財務報表乃根據歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒佈之香港會計準則編製。另外，綜合財務報表內已包括香港聯交所證券上市規則及香港公司條例所規定之適用披露。

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日之財務報表。

年內收購或出售附屬公司之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

有需要時，附屬公司之財務報表將予以調整，以將其會計政策與本集團其他成員公司一致。

所有集團內公司間之主要交易及結餘在綜合財務報表時均予以對銷。

於綜合附屬公司資產淨值之少數股東權益與本集團於其之權益分別呈列。於資產淨值之少數股東權益包括於原有業務合併日期之該等權益金額，以及自合併日期以來之少數股東所佔之權益變動。少數股東適用之虧損超出於附屬公司權益之少數股東權益之金額乃分配至本集團之權益，惟須以少數股東有約束力之責任並可作出額外投資以填補虧損之情況為限。

4. Significant Accounting Policies – continued

Goodwill

Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on acquisition of a subsidiary or an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill was capitalised and amortised on a straight line basis over its estimated useful life in previous periods. In the current year, the Group has discontinued amortising such goodwill from 1 April 2005 onwards, and goodwill is tested for impairment at least annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1 January 2005

Goodwill arising on acquisitions of a subsidiary or an associate for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any identified impairment loss.

Impairment

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate which is accounted for using the equity method is included in the cost of the investment of the associate.

4. 主要會計政策－續

商譽

二零零五年一月一日前之收購所產生之商譽

收購附屬公司或聯營公司（協議日期為於二零零五年一月一日前）而產生之商譽乃指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司之可識別資產，負債及或然負債之公平價值之權益差額。該商譽乃就其往期之估計可使用年期以直線法資本化及攤銷。於本年度，本集團由二零零五年四月一日起停止攤銷該商譽，以及最低限度每年對商譽進行一次減值測試，並當有關創現單位之商譽出現減值跡像之時進行減值評估。

二零零五年一月一日或以後之收購所產生之商譽

收購附屬公司或聯營公司（協議日期為於二零零五年一月一日或之後）而產生之商譽，指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司之可識別資產、負債及或然負債之公平價值權益之差額。該商譽乃按成本減任何已識別減值虧損列賬。

減值

就減值測試而言，收購所產生之商譽乃被分配到各預期可從收購之協同效應中受惠之有關創現單位或創現單位組別。並對已獲撥入商譽之創現單位每年或有跡象顯示該單位有可能出現減值時進行減值測試。就其於一財政年度收購產生之商譽而言，已獲撥入商譽之創現單位於該財政年度結束前進行減值測試。當創現單位之可收回金額低於該單位之賬面值，則減值虧損首先被分配至削減任何商譽之賬面值，其後以每單位內每一資產為基準按比例分配至該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之任何減值虧損於其後期間不予撥回。

收購附屬公司產生之資本化商譽另行於資產負債表列賬。收購聯營公司產生之資本化商譽（以權益法列賬）列入聯營公司之投資成本。

4. Significant Accounting Policies – continued

Goodwill – continued

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Discount on acquisition

A discount on acquisition arising on an acquisition of a subsidiary for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any identified impairment loss.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives using the straight line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the year in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefit is expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

4. 主要會計政策－續

商譽－續

其後出售附屬公司或聯營公司，已資本化之商譽之應佔金額乃計入釐定出售之損益。

收購折讓

收購附屬公司(協議日期為二零零五年一月一日或之後)產生之收購折讓，指被收購公司之可識別資產、負債及或然負債之公平價值淨值超出業務合併成本之部分。收購折讓即時於損益賬內確認。

物業、機械及設備

物業、機械及設備按成本減折舊及已識別減值虧損列賬。

物業、機械及設備按其估計可使用年期以直線法折舊以撇銷其成本。

物業、機械及設備於出售或預期繼續使用該資產時並無未來經濟利益時終止確認。因終止確認資產而產生的損益(按該項目之出售所得款項淨額與其賬面值之差額計算)於終止確認該項目當年之收益表內確認。

投資物業

投資物業於初始確認時乃按成本(包括直接招致之支出)估量。初始確認後，投資物業乃按公平價值模式估量。投資物業公平價值變動產生之損益，在其所產生之年度於損益賬內確認。

投資物業於出售時或投資物業長期被提取使用或預期其出售並不會帶來任何未來經濟效益，便會被終止確認。任何因資產被終止確認(按資產之出售所得款項淨額與其賬面值之差額計算)而產生之任何損益均於該項目被終止確認當年之收益表內列賬。

4. Significant Accounting Policies – continued

Project under development

Project under development which is held for future sale is stated at the lower of cost and net realisable value. Cost includes the cost of land/sea area use rights, development expenditure, borrowing costs capitalised and other attributable expenses.

Prepaid land lease payments

The up-front payments to acquire leasehold interest in land or sea are accounted for as operating leases and are stated at cost and amortised over the lease term on a straight line basis.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Interests in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

4. 主要會計政策－續

發展中項目

持作未來出售之發展中項目乃按成本及可變現淨值兩者中較低者列賬。成本包括土地／海域使用權、開發支出、資本化借貸成本及其他應佔開支。

預付土地租賃款項

用作收購土地或海域之租賃權益之預付款項乃列作經營租約，並以成本入賬及按直線法於租賃期攤銷。

附屬公司投資

於附屬公司之投資按成本減任何已識別之減值虧損計入本公司之資產負債表。

聯營公司權益

聯營公司之業績及資產及負債均採用權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本值於綜合資產負債表列賬，並就本集團應佔聯營公司損益及權益變動(扣除任何已識別之減值虧損)之收購後變動作出調整。如本集團之應佔聯營公司虧損相等於或超過其於聯營公司之權益(包括實質上構成本集團於聯營公司淨投資之任何長期權益)，則本集團終止確認其應佔之進一步虧損。如本集團已產生法定或推定責任或代表聯營公司支付款項，則就額外應佔虧損作出撥備及確認負債。

倘集團實體與本集團之聯營公司進行交易，則損益將以本集團於相關聯營公司之權益為限進行對銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其合資方於該等機構之經濟活動擁有共同控制權。

4. Significant Accounting Policies – continued

Interests in jointly controlled entities – continued

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interest that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

4. 主要會計政策－續

共同控制機構權益－續

共同控制機構之業績、資產及負債乃以權益會計法列入綜合財務報表。根據權益法，於共同控制機構之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該共同控制機構的損益及權益變動的收購後變動作出調整，以及減去任何已識別的減值虧損。當本集團分佔某共同控制機構的虧損相等於或超出其於該共同控制機構的權益(其包括任何長期權益，而該長期權益實質上構成本集團於該共同控制機構之投資淨額的一部份)，則本集團不再繼續確認其分佔之進一步虧損。額外分佔的虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該共同控制機構作出付款者為限被確認。

倘有集團實體與本集團的共同控制機構進行交易，未變現損益根據本集團於該有關共同控制機構的權益予以撇銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

金融工具

倘有集團實體訂立金融工具之合約，金融資產及金融負債即須於資產負債表內確認。金融資產及負債初步按公平價值估量。收購或發行金融資產和金融負債(按公平價值誌入收益表之金融資產及金融負債除外)直接應佔之交易成本，應於初步確認時加入或從金融資產或金融負債(如適用)之公平價值扣除。收購按公平價值誌入損益賬之金融資產或金融負債之直接應佔交易成本，即時於損益賬確認。

4. Significant Accounting Policies – continued

Financial instruments – continued

Financial assets

The Group's financial assets are classified as loans and receivables, financial assets at fair value through profit or loss, and available-for-sale financial assets. The accounting policies adopted are set out below:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including bank deposits, bank balances, loans and interest receivables, deferred consideration receivable, debtors, amounts due from related companies/associates) are carried at amortised cost using the effective interest method, less any identified impairment loss. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods.

4. 主要會計政策－續

金融工具－續

金融資產

本集團之金融資產乃分類為「貸款及應收款項」、「按公平價值誌入損益賬之金融資產」、及「可供出售之金融資產」。所採納之會計政策載列於下文：

貸款及應收款項

貸款及應收款項為於活躍市場並無報價而附帶固定或可釐定付款之非衍生金融資產。於首次確認後之各結算日，貸款及應收款項(包括銀行存款、銀行結存、應收貸款及利息、應收遞延代價、應收賬款、應收關連公司及聯營公司款項)採用實際利率法攤銷成本，並減任何已識別減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬確認，並按資產賬面值與按原實際利率貼現之估計未來現金流量現值之差額計算。倘資產可收回金額之增加能客觀地與確認減值後所發生之事件連繫，則減值虧損會於以後期間撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

按公平價值誌入損益賬之金融資產

按公平價值誌入損益賬之金融資產分為兩個子類，包括「持作買賣之金融資產」及「於初始確認時被指定為按公平價值誌入損益賬之金融資產」。於初始確認後之每個結算日，按公平價值誌入損益賬之金融資產以公平價值估量，其公平價值之變動於產生期間直接於損益賬內列賬。

可供出售金融資產

可供出售金融資產為非衍生項目，無論是否劃分為其他類別(載於上文)。於初始確認後之每個結算日，可供出售金融資產按公平價值計算。公平價值之變動於權益確認，直至該金融資產被出售或決定被減值，屆時過往於權益賬內確認之累計收入或虧損會自權益剔除，並於損益帳確認。可供出售金融資產之任何減值虧損於損益帳確認。可供出售之金融資產之減值虧損將不會於以後期間撥回。

4. Significant Accounting Policies – continued

Financial instruments – continued

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Group's financial liabilities (including creditors, amounts due to associates/jointly controlled entities/a minority shareholder, loan from minority shareholders, and bank and other borrowings) are measured at amortised cost, using the effective interest method, subsequent to initial recognition.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are deemed as financial assets/liabilities held for trading and are recognised in profit or loss as they arise.

Derivative embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses reported in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when, and only when, they are extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

4. 主要會計政策－續

金融工具－續

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具按所訂立之合約安排性質，以及金融負債及股本權益工具之定義而分類。

股本權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本公司發行之股本權益工具乃按已收款項減直接發行成本記賬。

本集團之金融負債(包括應付賬款、應付聯營公司／共同控制機構／少數股東、少數股東貸款以及銀行及其他貸款)均按有效利率法於初始確認後以攤銷成本計算。

衍生金融工具

衍生金融工具初步按合約日期以公平價值入賬，並於其後之申報日期重新計算至公平價值。

不符合對沖會計法之衍生金融工具之公平價值變動均視作持作買賣金融資產／負債並於產生時在損益賬中確認。

倘衍生金融工具之風險及特徵與主合約並無關連，而主合約並非以公平價值入賬且未變現盈虧並非未錄入損益賬，列入其他金融工具或其他非金融工具之衍生金融工具則被當作獨立衍生金融工具。

終止確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將被終止確認。於終止確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之間差額，將於損益賬中確認。

至於金融負債，惟當其已告失效時(即當於有關合約所訂明責任獲解除、取消或屆滿時)才於本集團之資產負債表中終止確認。終止確認金融負債之賬面值與已付或應付代價之間差額於損益賬確認。

4. Significant Accounting Policies – continued

Other intangible assets

On initial recognition, other intangible assets acquired separately other than from business combinations are recognised at cost. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less any identified impairment loss.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Other intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of other intangible assets is estimated to be less than its carrying amount, the carrying amount of the other intangible assets is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of other intangible assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for that other intangible assets in prior years. A reversal of an impairment loss is recognised as income immediately.

Impairment (other than goodwill and intangible asset with indefinite lives)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. 主要會計政策－續

其他無形資產

於初始確認時，自業務合併以外途徑獨立購得之無形資產乃按成本確認。於初始確認後，其他具有限使用年期之無形資產乃按成本減任何已識別減值虧損入賬。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額估量，並於有關資產取消確認時在綜合收益表確認。

並無可用年期限期之無形資產每年進行減值測試，而不論是否出現任何減值跡象，方法為將其賬面值與可收回金額作比較。倘資產可收回金額估計低於其賬面值，則資產賬面值下調至其可收回金額。減值虧損即時確認為開支。

倘減值虧損於隨後撥回，則資產賬面值將增至經修訂之估計可收回金額，惟因此而增加之賬面值不可超過假設往年並無就該資產確認減值虧損而原應釐定之賬面值。減值虧損撥回即時確認為收入。

減值（不包括商譽及無限可使用年期之無形資產）

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

4. Significant Accounting Policies – continued

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable.

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Project management service income and facilities management service income is recognised when services are provided.

Revenue from sale of properties is recognised upon the execution of a binding sales agreement.

Revenue from sale of securities is recognised when the sale contract becomes unconditional.

Rental income under operating leases is recognised on a straight line basis over the term of the relevant lease.

4. 主要會計政策－續

建築合約

倘建築合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段（與工程收入之基準相同）確認為開支。倘建築合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

租約

倘租約條款將所有權絕大部份風險及收益轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

根據經營租約應付租金於有關租約年期按直線基準在損益賬扣除。訂立經營租約時已收及應收作為獎勵之利益，於租約年期按直線基準扣減租金開支。

收入確認

收入按已收取或應收取代價之公平價值估量確認。

來自建築合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

項目管理服務收入及設施管理服務收入於提供服務時確認。

銷售物業之收入於簽訂具約束力之銷售協議時確認。

銷售證券之收入乃於銷售合同成為無條件時確認。

經營租約租金收入按有關租約年期以直線法確認。

4. Significant Accounting Policies – continued

Revenue recognition – continued

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, as they fall due.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

4. 主要會計政策－續

收入確認－續

投資之股息收入於本集團收取股息之權利確立時確認。

利息收入按時間比例基準，參照未償還本金金額及按實際利率計入，該利率乃剛好某項金融資產可以折現於預計年期之估計未來現金收益為該資產賬面淨值之利率。

借貸成本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利成本

定額供款退休福利計劃之款額於到期支付時列作開支或撥作在建合約項目之資本(如適用)。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。本集團之本期稅項負債乃按於結算日前已頒佈或實質頒佈之稅率計算。

4. Significant Accounting Policies – continued

Taxation – continued

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises form goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, jointly controlled entities and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

4. 主要會計政策－續

税項－續

遞延税項乃按財務報表資產及負債賬面值及計算應課税溢利相應税基之差額確認，並以資產負債表負債法處理。遞延税項負債通常會就所有應課税臨時差額確認，而遞延税項資產乃按可能出現可利用臨時差額扣税之應課税溢利時提撥。若於一項交易中，因商譽或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課税溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延税項負債乃按因於附屬公司、共同控制機構及聯營公司之投資而引致之應課税臨時差額而確認，惟倘本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖時則作別論。

遞延税項資產的賬面值會於各結算日進行審閱及扣減，直至未來不可能有足夠的應課税溢利令有關資產得以全部或部份回收。

遞延税項乃按預期於負債清償或資產變現期間適用之税率計算。遞延税項於收益表中扣除或計入收益表。惟倘遞延税項與直接在股本權益中扣除或計入股本權益之項目有關，則遞延税項亦會於股本權益中處理。

外幣

編製集團旗下個別實體之財務報表時，以該實體之功能貨幣以外貨幣(外幣)進行之交易，按交易日期之適用匯率折算為其功能貨幣(即該實體經營業務所在主要經濟環境之貨幣)入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按公平價值入賬之以外幣列值之非貨幣項目，按釐定其公平價值當日之適用匯率重新換算。按歷史成本估量之以外幣列值非貨幣項目不予重新換算。

4. Significant Accounting Policies – continued

Foreign currencies – continued

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Share-based payment transactions

For share options granted to employees of the Group after 7 November 2002 and had not vested on 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line bases over the vesting period, with a corresponding increase in equity (share options reserve).

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to accumulated profits.

4. 主要會計政策－續

外幣－續

結算貨幣項目及換算貨幣項目所產生匯兑差額，於該等差額產生期間之損益賬內確認，惟因構成本集團於海外業務淨投資一部分之貨幣項目所產生匯兑差額除外，於此情況下，該等匯兑差額於綜合財務報表內權益確認。重新換算按公平價值入賬之非貨幣項目所產生匯兑差額計入期內損益，惟重新換算損益直接於權益確認之非貨幣項目所產生差額除外，於此情況下，匯兑差額亦直接於權益確認。

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣(即港元)，而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兑差額(如有)確認為權益之獨立部分(匯兑儲備)。該等匯兑差額於出售海外業務期間之損益賬內確認。

以股份付款之交易

就二零零二年十一月七日後授予本集團僱員且未於二零零五年四月一日歸屬之購股權，所獲服務之公平價值乃參考購股權於授出日期之公平價值釐定，在權益歸屬期間以直線法列作開支，並於股本權益(即購股權儲備)作相應之增加。

購股權獲行使時，先前於購股權儲備中確認之款項將撥入股份溢價。當購股權於歸屬日期後被沒收或於屆滿日期仍未行使，先前於購股權儲備中確認之款項將撥入累計溢利。

5. Key Sources of Estimation Uncertainty

In the process of applying the Group's accounting policies, management has made various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that may significantly affect the amounts recognised in the financial statements in the next financial year are disclosed below:

(a) Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At 31 March 2006, the carrying amount of goodwill is HK$61,646,000. Details of the recoverable amount calculation are set out in note 21.

(b) Deferred tax asset

At 31 March 2006, deferred tax asset in relation to unused tax losses of HK$1,505,000,000 has not been recognised in the Group's balance sheet due to unpredictability of future profit streams. In cases where the actual future profits generated are more than expected, a material deferred tax credit would be recognised in the income statement in the period in which the tax losses are utilised.

(c) Construction contracts

The Group's profit or loss arising from construction contract is determined by reference to the latest available budgets of individual construction contract prepared by the Group based on management's best estimates and judgments. Provision is made for foreseeable losses as soon as they are anticipated by management.

5. 不確定估計之主要來源

應用本集團之會計政策時，管理層根據過往經驗、對未來之期望及其他資料作出多項估計。可能對在財務報表內確認之數額具重大影響之不確定估計之主要來源披露如下：

(a) 商譽之估計減值

釐定商譽是否需要減值，須估計獲分配商譽之創現單位之使用價值。計算使用價值時，本集團需要估計來自創現單位之未來現金流量以及適用之貼現率，從而計算其現值。若實際未來現金流量少於預期，可能會產生重大減值虧損。於二零零六年三月三十一日，商譽之賬面值為61,646,000港元。可收回款額之計算載於附註21。

(b) 遞延稅項資產

於二零零六年三月三十一日，由於未來溢利來源不可預測，涉及未動用稅務虧損之遞延稅項資產1,505,000,000港元並無於本集團資產負債表確認。如有所產生實際未來溢利高於預期之情況，重大遞延稅項抵免將於動用稅務虧損期間於收益表確認。

(c) 建築合約

本集團來自建築合約之損益乃參考本集團根據管理層之最佳估計及判斷編製之最新可取得個別建築合約而釐定。管理層預計到有可預見虧損時即會就此作出撥備。

6. Financial Instruments and Financial Risk Management Objectives and Policies

The Group's major financial instruments include bank deposits, bank balances and cash, debtors, loans and interest receivables, available-for-sale investments, investments held for trading, creditors, amounts due from (to) associates/related companies/jointly controlled entities/a minority shareholder, loan from minority shareholders, and bank and other borrowings. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below:

(a) Market risk

(i) Interest rate risk

The Group's bank borrowings are mainly floating rate borrowings based on the market rates and are therefore exposed to cash flow interest rate risk. The Group currently does not use interest rate swap to swap its borrowings from floating rates to fixed rates as the management believes that changes in the interest rate will not have a significant impact on the Group's financial position. However, management monitors closely the interest rate exposure and will consider using interest rate swap should the need arise.

(ii) Currency risk

Foreign currency risk is the risk that the value of a monetary item will fluctuate because of changes in foreign exchange rates. Certain receivables of the Group are denominated in foreign currencies such as Renminbi and Australian dollars which expose the Group to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arise.

(iii) Other price risk

The Group is exposed to equity security price risk on its available-for-sale and held for trading investments. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

6. 金融工具及金融風險管理目標及政策

本集團之主要金融工具包括銀行存款、銀行結存及現金、應收賬款、應收貸款及利息、可供出售投資、持作買賣投資、應付賬款、應收(付)聯營公司/關連公司/應付共同控制機構/一少數股東款項、來自少數股東貸款及銀行與其他借款。上述金融工具所附帶之主要風險及減輕此等風險之政策載列如下：

(a) 市場風險

(i) 利率風險

本集團之銀行借貸主要為按市場利率計算之浮息借貸，故此須面對現金流利率風險。本集團目前並無利用掉期利率將其借貸由浮息變換為定息，因為管理層相信利率變動將不會對本集團財務狀況造成重大影響。然而，管理層會密切注視利率風險，並會於必要時考慮利用利率掉期。

(ii) 貨幣風險

外幣風險指貨幣項目價值將因匯率變動而波動之風險。本集團若干應收款乃以人民幣及澳元等外幣計值，使本集團須面對外幣風險。本集團目前並無外幣對沖政策。然而，管理層會密切注視外幣風險，並會於必要時考慮對沖外幣風險。

(iii) 其他價格風險

本集團因其可供出售及持作買賣投資而有股本權益證券之價格風險。管理層乃透過持有風險特性各異之投資組合來管控此種風險。

6. Financial Instruments and Financial Risk Management Objectives and Policies – continued

(b) Credit risk

The Group's principal financial assets are bank deposits and bank balances, trade debtors, and amounts due from related companies/associates.

The credit risk on bank deposits and bank balances is limited because the counterparties are banks with good reputation.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations in relation to each class of financial assets is the carrying amount as stated in the consolidated balance sheet. In order to minimise the credit risk, management had delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade debtors and the amounts due from related companies and associates to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Due to the fact that there are only a few major property developers in Hong Kong, the Group has significant concentration of credit risk on a number of customers. In view of their credit standings, good payment record in the past and long term relationships with the Group, the directors of the Company consider that the Group's credit risk is minimal.

(c) Liquidity risk

The objective of the Group is to maintain a balance between the continuity of funding and the flexibility through the use of bank borrowings. In addition, banking facilities have been put in place for general funding purposes.

(d) Fair value

The carrying amount of the Group's financial instruments (including deferred consideration receivable, debtors, loans receivable, bank deposits, bank balances and cash creditors, bank and other borrowings, amounts due from (to) related companies/associates/ jointly controlled entity, and loan from minority shareholders) approximates their fair value due to the short maturity.

Certain of the Group's bank and other borrowings are repayable after one year. The carrying value of such borrowings approximates their fair value.

6. 金融工具及金融風險管理目標及政策－續

(b) 信貸風險

本集團之主要金融資產為銀行存款及銀行結存、銷貨客戶及應收關連公司/聯營公司款項。

由於交易對手為信譽良好之銀行，故銀行存款及銀行結存之信貸風險有限。

本集團在交易對手未能履行責任情況下，有關各類金融資產所承擔之最大信貸風險即綜合資產負債表上呈列之賬面值。為盡量降低信貸風險，管理層已委派一小組專責釐定信貸限額、信貸審批及其他監管手續，確保就追回過期欠款採取跟進措施。另外，本集團會定期覆核各銷貨客戶之可收回款額及應收關連公司及聯營公司款額，確保就未能收回之款項作出恰當撥備。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

由於香港只有少數大型地產發展商，本集團因此只有若干客戶，引致有重大信貸集中風險。由於彼等信譽昭著、過去付款記錄良好及與本集團有長期關係，故本公司董事認為本集團之信貸風險屬微不足道。

(c) 流動資金風險

本集團之目標為通過銀行借貸取得持續融資與靈活性之平衡。此外，一般融資目的則求助於銀行融通額度。

(d) 公平價值

本集團金融工具(包括應收遞延代價、應收賬款、應收貸款、銀行存款、銀行結存及現金、銀行及其他借貸、應收(付)關連公司/聯營公司/共同控制機構／款項及來自少數股東貸款)之到期日較短，故其賬面值與其公平價值相若。

本集團若干銀行及其他借貸須於一年後償還。此類借貸之賬面值與其公平價值相若。

7. Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, service income from building facilities management, property rental and related income, interest income from loan receivables and gross proceeds from sale of securities during the year and is analysed as follows:

7. 營業額

營業額指年內經核實之合約工程總值以及本集團就其合約工程提供項目管理服務已收及應收款項毛額、樓宇設施管理服務收入、物業租金及相關收入、應收貸款利息收入及出售證券所得款項毛額，分析如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Revenue from construction contracts	建築合約收益	**3,075,871**	3,243,913
Project management service income	項目管理服務收入	**26,776**	3,770
Building facilities management service income	樓宇設施管理服務收入	**5,516**	–
Property rental income	物業租金收入	**36,731**	36,092
Sales of properties	出售物業	**8,759**	32,980
Interest income from loan receivables	應收貸款利息收入	**86,129**	–
Dividend income from investments	投資之股息收入	**3,024**	795
Sale of securities	出售證券	**297,678**	270,465
		3,540,484	3,588,015

8. Business and Geographical Segments

Business segments

For management purposes, the Group's operations are currently organised into seven operating divisions namely building construction, civil engineering, project management, facilities management, port and infrastructure development, treasury investment, and property investment. These divisions are the basis on which the Group reports its primary segment information.

In prior year, the Group's operations were organised into six operating divisions namely building construction, civil engineering, specialist works, treasury management, property investment, and infrastructure. The specialist works comprised building materials supply and project management services in connection with construction contracts. During the year, management of the Group has reorganised the operating divisions and reclassified the building materials supply relating to building construction contracts and civil engineering contracts to building construction and civil engineering divisions, respectively. Accordingly, the specialist works division is renamed as project management division in the current year. Certain comparative figures have been restated to conform with the current year's classification. In addition, the infrastructure division is renamed as port and infrastructure development in both years.

8. 業務及地區分部

業務分類

就管理方面而言，本集團之業務現分為七大營運部門，分別為樓宇建築工程、土木工程、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。此等部門乃本集團匯報主要分部資料之基準。

去年，本集團業務分為六大營運部門，分別為樓宇建築工程、土木工程、專項工程、庫務投資、物業投資及基建。專項工程包括建築合約之建材供應及項目管理。年內，本集團管理層重組營運部門，並將樓宇建築合約之建材供應及土木工程合約分別歸入樓宇建築工程分部及土木工程分部。因此，本年度專項工程分部改名為項目管理分部。若干比較數字已予重列以符合本年度之分類。此外。基建分部於兩個年度內均改為港口及基建發展分部。

8. Business and Geographical Segments – continued

8. 業務及地區分部－續

Business segment information for the year ended 31 March 2006 is presented below:

截至二零零六年三月三十一日止年度之業務分部資料呈列如下：

		Building construction 樓宇建築工程 HK$'000 千港元	Civil engineering 土木工程 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Facilities management 設施管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**										
External sales	對外銷售	2,219,299	856,572	26,776	5,516	-	386,831	45,490	-	-	3,540,484
Inter-segment sales	分部之間銷售	5,649	60,662	-	1,471	-	3,481	15,515	-	(86,778)	-
		2,224,948	917,234	26,776	6,987	-	390,312	61,005	-	(86,778)	3,540,484
RESULT	**業績**										
Segment result	分部業績	89,916	30,293	16,049	1,593	-	79,922	12,161	-	-	229,934
Unallocated corporate expenses	未分配企業開支										(45,999)
Interest income	利息收入										26,096
Finance costs	融資成本										(16,710)
Discount on acquisition of additional interest in subsidiaries	增購附屬公司權益之折讓	-	-	-	-	8,461	-	-	-	-	8,461
Increase in fair value of derivative financial instrument	衍生金融工具之公平價值增加	-	-	-	-	41,060	-	-	-	-	41,060
Increase in fair value of investment properties	投資物業之公平價值增加	-	-	-	-	-	-	85,400	-	-	85,400
Gain on disposal of subsidiaries	出售附屬公司之收益	(4,456)	-	-	-	-	-	58,462	6,750	-	60,756
Reversal of impairment loss on interest in an associate	聯營公司權益之減值虧損撥回	-	-	-	-	-	-	-	26,914	-	26,914
Share of results of associates	攤佔聯營公司業績	958	85	1,106	-	-	-	-	(19,962)	629	(17,184)
Share of results of jointly controlled entities	攤佔共同控制機構業績	1	25	-	-	-	-	-	-	-	26
Profit before taxation	除稅前溢利										398,754
Taxation	稅項										(52,804)
Profit for the year	年度溢利										345,950

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

8. Business and Geographical Segments – continued

8. 業務及地區分部－續

At 31 March 2006

於二零零六年三月三十一日

		Building construction 樓宇建築工程 HK$'000 千港元	Civil engineering 土木工程 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Facilities management 設施管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**									
Segment assets	分部資產	1,056,702	358,152	45,980	3,639	2,094,758	960,849	78,494	–	4,598,574
Interests in associates	聯營公司權益	6,214	26,152	2,564	–	160,211	–	–	376,527	571,668
Interests in jointly controlled entities	共同控制機構權益	234	2,336	–	–	–	–	–	–	2,570
Unallocated corporate assets	未分配企業資產									808,866
Total assets	總資產									5,981,678
LIABILITIES	**負債**									
Segment liabilities	分部負債	870,302	340,515	5,283	1,895	1,163,278	96,136	43,674	–	2,521,083
Unallocated corporate liabilities	未分配企業負債									450,658
Total liabilities	總負債									2,971,741
OTHER INFORMATION	**其他資料**									
Capital additions	資本增添	3,451	1,369	204	63	3,782	2,595	1,008	2,108	14,580
Depreciation of property, plant and equipment	物業、機械及設備之折舊	11,354	6,432	75	34	1,305	1,329	7,693	6,369	34,591
Allowance for doubtful debts	呆賬撥備	–	–	–	–	–	15,000	–	–	15,000
Write back of allowance for doubtful debts	呆賬撥備撥回	–	–	–	–	–	4,500	277	9,396	14,173

8. Business and Geographical Segments – continued

Business segment information for the year ended 31 March 2005 is presented below:

8. 業務及地區分部－續

截至二零零五年三月三十一日止年度之業務分部資料呈列如下：

		Building construction 樓宇建築工程 HK$'000 千港元	Civil engineering 土木工程 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**									
External sales	對外銷售	2,318,792	925,121	3,770	-	271,260	69,072	-	-	3,588,015
Inter-segment sales	分部之間銷售	38,460	62,325	-	-	-	16,532	-	(117,317)	-
		2,357,252	987,446	3,770	-	271,260	85,604	-	(117,317)	3,588,015
RESULT	**業績**									
Segment result	分部業績	83,087	21,586	1,980	-	8,159	22,889	-	-	137,701
Unallocated corporate expenses	未分配企業開支									(95,795)
Interest income	利息收入									52,236
Finance costs	融資成本									(6,266)
Allowance for amounts due from associates	應收聯營公司款項撥備									(40,504)
Gain on partial disposal of subsidiaries	出售附屬公司部份權益之收益									67,968
Impairment loss on interest in an associate	聯營公司權益之減值虧損	-	-	-	-	-	-	(182,087)	-	(182,087)
Gain on disposal and dilution of interests in associates	出售及攤薄聯營公司權益所致收益	(15)	-	-	-	-	-	519,888	-	519,873
Share of results of associates	攤佔聯營公司業績	6,503	(127)	(163)	-	-	-	37,097	-	43,310
Share of results of jointly controlled entities	攤佔共同控制機構業績	(76)	803	-	-	-	-	-	-	727
Profit before taxation	除稅前溢利									497,163
Taxation	稅項									23,772
Profit for the year	年度溢利									520,935

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

8. Business and Geographical Segments – continued

8. 業務及地區分部－續

At 31 March 2005

於二零零五年三月三十一日

		Building construction 樓宇建築工程 HK$'000 千港元	Civil engineering 土木工程 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**								
Segment assets	分部資產	864,734	408,131	8,584	1,911,835	173,284	746,076	–	4,112,644
Interests in associates	聯營公司權益	5,098	26,063	1,399	–	–	–	348,649	381,209
Interests in jointly controlled entities	共同控制機構權益	233	9,311	–	–	–	–	–	9,544
Unallocated corporate assets	未分配企業資產								2,606,982
Total assets	總資產								7,110,379
LIABILITIES	**負債**								
Segment liabilities	分部負債	658,803	478,111	189	–	7,875	397,366	–	1,542,344
Unallocated corporate liabilities	未分配企業負債								1,853,314
Total liabilities	總負債								3,395,658
OTHER INFORMATION	**其他資料**								
Capital additions	資本增添	52,936	1,470	–	–	–	2,405	7,001	63,812
Amortisation of goodwill	商譽攤銷	3,371	–	–	–	–	–	–	3,371
Depreciation of property, plant and equipment	物業、機械及設備之折舊	18,866	12,700	–	–	–	8,479	9,349	49,394
Impairment loss on goodwill	商譽減值	9,554	–	–	–	–	–	–	9,554

8. Business and Geographical Segments – continued

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong and Macau (the "PRC"), Hong Kong and Macau.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

8. 業務及地區分部－續

地區分部

本集團之業務位於中華人民共和國（香港及澳門除外）（「中國」）、香港及澳門。

下表按地區市場劃分（不論商品／服務來源地）提供本集團營業額之分析：

		2006	2005
		HK$'000	HK$'000
		千港元	千港元
Hong Kong	香港	**3,113,854**	3,477,040
Macau	澳門	**389,050**	71,871
PRC	中國	**37,580**	39,104
		3,540,484	3,588,015

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

		Carrying amount of segment assets 分部資產賬面值		Capital additions 資本增添	
		2006	2005	**2006**	2005
		HK$'000	HK$'000	**HK$'000**	HK$'000
		千港元	千港元	**千港元**	千港元
			(restated) (重新列賬)		
Hong Kong	香港	**3,271,260**	5,104,886	**10,594**	62,486
Macau	澳門	**174,715**	30,465	**–**	64
PRC	中國	**2,535,703**	1,975,028	**3,986**	1,262
		5,981,678	7,110,379	**14,580**	63,812

9. Other Income

9. 其他收入

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
Interest income	利息收入	**25,921**	52,236
Imputed interest income on deferred consideration receivable	應收遞延代價之估算利息收入	**175**	–
Recovery of interest and legal expenses in connection with a court action against the vendor of a former associate	收回有關針對前聯營公司之賣方而提出之法庭訴訟之利息及法律費用	**82,289**	–
Write back of allowance for doubtful debts	撥回呆賬撥備	**14,173**	–
Exchange gain on foreign currency	外幣匯兑收益	**–**	31,588
Increase in fair value of listed investments held for trading	持作買賣之上市投資之公平價值增加	**636**	–
Others	其他	**43**	283
		123,237	84,107

10. Other Expenses

10. 其他費用

		2006 HK$'000 千港元	2005 HK$'000 千港元
Penalty of interest charged on capital gain tax in connection with disposal of a former associate	出售前聯營公司之資本增值税之罰息	**46,500**	–
Allowance for doubtful debts	呆賬撥備	**15,000**	–
Exchange loss on foreign currency	外幣匯兑虧損	**16,428**	–
Allowance for amounts due from associates	應收聯營公司款項撥備	**–**	40,504
Net unrealised holding loss on listed other investments	持有其他上市投資之未變現虧損淨額	**–**	6,424
Impairment loss on listed investment securities	上市投資證券之減值虧損	**–**	92
Impairment loss on properties held for sale	持作出售物業之減值虧損	**–**	3,000
Impairment loss on goodwill	商譽之減值虧損	**–**	9,554
Others	其他	**934**	–
		78,862	59,574

11. Finance Costs

11. 融資成本

		2006 HK$'000 千港元	2005 HK$'000 千港元
Borrowing costs on:	借款成本：		
Bank borrowings wholly repayable within five years	須於五年內全數償還之銀行借款	**17,763**	10,418
Loan from a minority shareholder	來自少數股東之貸款	**8,392**	4,833
Others	其他	**1,632**	14
		27,787	15,265
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(2,685)**	(2,697)
Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(8,392)**	(6,302)
		16,710	6,266

12. Directors' and Employees' Emoluments

(a) The emoluments paid or payable to each of the nine (2005: twelve) directors are as follows:

12. 董事及僱員酬金

(a) 已付或應付九名(二零零五年：十二名)董事各人之酬金如下：

Name of directors 董事姓名		Fees 袍金 HK$'000 千港元	Salaries and other benefits 薪酬及其他福利 HK$'000 千港元	Discretionary bonus 酌定花紅 HK$'000 千港元	Retirement benefit scheme contributions 退休福利計劃供款 HK$'000 千港元	Total 合計 HK$'000 千港元
2006						
Lau Ko Yuen, Tom	劉高原	200	2,700	836	180	3,916
Chan Fut Yan	陳佛恩	4	1,053	–	105	1,162
Chau Mei Wah, Rosanna	周美華	4	1,053	–	105	1,162
Cheung Hon Kit	張漢傑	4	–	–	–	4
Chan Kwok Keung, Charles	陳國強	180	368	–	37	585
Chow Ming Kuen, Joseph	周明權	488	–	–	–	488
Kwok Shiu Keung, Ernest	郭少強	312	–	–	–	312
Chan Shu Kin	陳樹堅	308	–	–	–	308
Cheung Ting Kau, Vincent	張定球	4	–	–	–	4
		1,504	5,174	836	427	7,941
2005						
Lau Ko Yuen, Tom	劉高原	10	2,400	5,000	150	7,560
Chan Fut Yan	陳佛恩	10	2,400	5,000	240	7,650
Chau Mei Wah, Rosanna	周美華	10	2,400	5,000	240	7,650
Cheung Hon Kit	張漢傑	10	–	–	–	10
Chan Kwok Keung, Charles	陳國強	10	1,200	–	120	1,330
Wong Wing Hoo, Billy	黃永灝	8	1,382	1,200	43	2,633
Law Man Wah, Conrad	羅文華	8	1,273	300	42	1,623
Lee Hon Chiu	李漢潮	8	894	500	45	1,447
Chow Ming Kuen, Joseph	周明權	121	–	–	–	121
Kwok Shiu Keung, Ernest	郭少強	240	–	–	–	240
Chan Shu Kin	陳樹堅	122	–	–	–	122
Cheung Ting Kau, Vincent	張定球	125	–	–	–	125
		682	11,949	17,000	880	30,511

The above discretionary bonus is performance related incentive payment determined by reference to the results of the Group for both years.

上述酌定花紅乃參考本集團兩個年度之業績而釐定之績效相關獎勵金。

12. Directors' and Employees' Emoluments – continued

12. 董事及僱員酬金－續

(b) Employees' emoluments

(b) 僱員酬金

The five highest paid individuals in the Group for the year included one director (2005: four directors) of the Company, details of whose emoluments are set out in note 12(a) above.

本集團於本年度五位最高薪人員包括於年內在任之一名董事(二零零五年：四名董事)，其酬金詳情如上文附註12(a)所載。

The aggregate emoluments of the remaining four (2005: one) highest paid individuals, who are employees of the Group, are as follows:

其餘屬本集團僱員之四名(二零零五年：一名)最高薪人員之總酬金如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	**6,141**	2,355
Discretionary bonus	酌定花紅	**2,996**	500
Retirement benefit scheme contributions	退休福利計劃供款	**159**	23
Share-based payment expense	以股份付款之開支	**926**	–
		10,222	2,878

Their emoluments were within the following bands:

彼等酬金級別如下：

		Number of employees 僱員人數 2006	2005
HK$2,000,001 – HK$2,500,000	2,000,001港元－2,500,000港元	**2**	–
HK$2,500,001 – HK$3,000,000	2,500,001港元－3,000,000港元	**2**	1
		4	1

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事放棄任何酬金。

13. Profit before Taxation

13. 除稅前溢利

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
Profit before taxation has been arrived at after charging:	除稅前溢利已扣除：		
Amortisation of goodwill (included in administrative expenses)	攤銷商譽(列入行政開支)	–	3,371
Auditors' remuneration	核數師酬金	**3,914**	2,442
Release of prepaid land lease payments	調撥預付土地租賃款項	**2,677**	3,190
Depreciation of property, plant and equipment (note (a) below)	物業、機械及設備之折舊(下文附註(a))	**29,180**	47,249
Operating lease rentals in respect of:	經營租約租金：		
Premises	樓宇	**2,423**	48
Plant and machinery	機械及設備	**1,252**	8,614
Staff costs (note (b) below)	員工支出(下文附註(b))	**118,589**	128,589
Cost of construction works recognised as an expense	列作開支之建築工程成本	**2,879,762**	3,055,350
Allowance for doubtful debt (included in administrative expenses)	呆賬撥備(列入行政開支)	**12,161**	5,819
and after crediting:	並已計入：		
Rental income under operating leases in respect of:	經營租約之租金收入：		
Premises, net of outgoings of HK$14,557,000 (2005: HK$19,867,000)	樓宇，已扣除支銷14,557,000港元(二零零五年：19,867,000港元)	**22,174**	13,154
Plant and machinery	機械及設備	**539**	64
Gain on disposal of property, plant and equipment	出售物業、機械及設備之收益	**19,927**	917
Realised gain of investments held for trading	持作買賣投資之已變現收益	**13,818**	15,005

13. Profit before Taxation – continued

13. 除税前溢利－續

Notes: 附註：

		2006 HK$'000 千港元	2005 HK$'000 千港元
(a) Depreciation of property, plant and equipment:	物業、機械及設備之折舊：		
Owned assets	自置資產	**34,591**	49,394
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(4,106)**	(1,546)
Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(1,305)**	(599)
		29,180	47,249
(b) Staff costs:	員工支出：		
Directors' emoluments (note 12)	董事酬金(附註12)	**7,941**	30,511
Other staff costs:	其他員工支出：		
Salaries and other benefits	薪酬及其他福利	**252,361**	286,002
Retirement benefit scheme contributions, net of forfeited contributions of HK$2,854,000 (2005: HK$1,914,000)	退休福利計劃供款，減除沒收供款2,854,000港元(二零零五年：1,914,000港元)	**7,288**	9,900
Share-based payment expense	以股份支付款項之開支	**5,082**	–
		272,672	326,413
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(150,856)**	(197,824)
Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(3,227)**	–
		118,589	128,589

14. Taxation

14. 稅項

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
The charge (credit) comprises:	稅項支出(抵免)包括:		
Hong Kong Profits Tax:	香港利得稅:		
Current year	本年度	**4,101**	–
Underprovision in prior years	過往年度準備不足	**1,877**	21
		5,978	21
Overseas taxation:	海外稅項:		
Current year	本年度	**3,332**	5,035
Underprovision in prior years	過往年度準備不足	**40,000**	–
		43,332	5,035
Deferred taxation (note 30)	遞延稅項(附註30)	**3,494**	(28,828)
Taxation attributable to the Company and its subsidiaries	本公司及其附屬公司應佔稅項	**52,804**	(23,772)

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year.

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(二零零五年:17.5%)計算。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項根據有關司法權區之通用稅率計算。

14. Taxation – continued

The taxation charge (credit) for the year can be reconciled to the profit before taxation per the income statement as follows:

14. 稅項－續

本年度之稅項支出(抵免)與收益表所列除稅前溢利之對賬如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
Profit before taxation	除稅前溢利	**398,754**	497,163
Tax at Hong Kong Profits Tax rate of 17.5% (2005: 17.5%)	按香港利得稅稅率17.5% (二零零五年：17.5%)計算之稅項	**69,781**	87,003
Tax effect of share of results of associates/jointly controlled entities	攤佔聯營公司／共同控制機構業績之稅務影響	**3,003**	(7,706)
Tax effect of expenses not deductible for tax purpose	在稅務方面不可扣減開支之稅務影響	**23,666**	44,883
Tax effect of income not taxable for tax purpose	在稅務方面毋須課稅收入之稅務影響	**(70,357)**	(112,115)
Tax effect of deductible temporary difference not recognised	未確認扣減暫時差額之稅務影響	**2,087**	(3,434)
Tax effect of utilisation of deductible temporary difference previously not recognised	動用先前未確認之可扣減暫時差額之稅務影響	**(9,207)**	(4,857)
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**12,572**	11,655
Tax effect of utilisation of tax losses previously not recognised	動用先前未確認稅務虧損之稅務影響	**(23,225)**	(16,196)
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法權區經營業務之附屬公司之不同稅率之稅務影響	**2,607**	(23,026)
Underprovision in prior years	過往年度撥備不足	**41,877**	21
Taxation charge (credit) for the year	本年度稅項開支(抵免)	**52,804**	(23,772)

Details of the deferred taxation are set out in note 30.

遞延稅項之詳情載列於附註30。

15. Distribution

15. 分派

		2006 HK$'000 千港元	2005 HK$'000 千港元
Dividends recognised as distributions to equity holders of the Company during the current year:	於年內確認為向本公司權益持有人分派之股息：		
Interim dividend paid for 2006 – 1.5 cents (2005: 1.5 cents) per share	已付二零零六年中期股息 －每股1.5港仙 (二零零五年：1.5港仙)	**20,513**	20,538
Special dividend paid – 70.0 cents (2005: Nil) per share	已付特別股息 －每股70.0港仙 (二零零五年：無)	**957,177**	–
Final dividend paid for 2005 – 1.5 cents (2004: 1.5 cents) per share	已付二零零五年末期股息 －每股1.5港仙 (二零零四年：1.5港仙)	**20,380**	20,179
		998,070	40,717
Dividends proposed in respect of current year:	與年內有關之建議股息：		
Final dividend proposed for 2006 – 1.5 cents (2005: 1.5 cents) per share	擬付二零零六年末期股息 －每股1.5港仙(二零零五年：1.5港仙)	**21,969**	20,511

Of the distribution made during the year, approximately HK$13,194,000 (2005: HK$17,591,000) and HK$16,737,000 (2005: Nil) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 20 September 2005 and 12 January 2006 in respect of the final dividend for the year ended 31 March 2005 and the interim dividend for the six months ended 30 September 2005, respectively, and were credited to the accumulated profits of the Company during the year.

On 4 May 2006, the directors of the Company resolved to declare a special dividend by way of distribution ("PYI Distribution Scheme") of the value to be derived from the Group's divestment of China Strategic Holdings Limited ("China Strategic", an associate of the Group) to the Company's shareholders whose names appeared on the register of members of the Company on 26 May 2006 upon the completion of the group restructuring of China Strategic ("Group Restructuring").

On 19 May 2006, China Strategic completed the Group Restructuring which involved (i) the transfer of all the subsidiaries of China Strategic carrying on property development and investment holding business and investing in vessels for sand mining and all other associates of China Strategic carrying on manufacturing and marketing of tires and providing package tour, travel and other related services to Group Dragon Investments Limited ("GDI"), and (ii) the distribution in specie of shares in GDI ("GDI Share") to its shareholders, including the Group, on the basis of one GDI Share for every China Strategic consolidated share held.

年內派息中約有13,194,000港元(二零零五年：17,591,000港元)及16,737,000港元(二零零五年：無)，乃根據本公司董事於二零零五年九月二十日就截至二零零五年三月三十一日止年度之末期股息及於二零零六年一月十二日就截至二零零五年九月三十日止六個月之中期股息所公佈之本公司以股代息計劃以股份支付。此數額已於年內撥入本公司累計溢利。

於二零零六年五月四日，本公司董事議決宣派特別股息，方式為將本集團因減持中策集團有限公司(「中策」，本集團一聯營公司)所得價值分派予二零零六年五月二十六日名列本公司股東名冊之本公司股東(「保華分派計劃」)，時間為中策集團重組(「集團重組」)完成時。

二零零六年五月十九日，中策完成集團重組，涉及(i)將中策旗下全部經營物業投資及投資持有業務及投資於採砂船，以及中策所有其他經營車胎產銷及旅遊團、旅遊及其他相關服務之聯營公司轉讓予群龍投資有限公司(「群龍」)；及(ii)實物分派群龍之股份(「群龍股份」)予其股東(包括本集團)，基準為每持有一股中策合併股份可獲發一股群龍股份。

15. Distribution – continued

Upon completion of the Group Restructuring, the Group would be entitled to 129,409,897 GDI Shares and Hanny Holdings Limited ("Hanny", a substantial shareholder of China Strategic) would make a voluntary offer ("GDI Offer") to the shareholders of GDI to acquire all the GDI Shares on the basis of either (a) 1 share in Hanny ("Hanny Share") plus HK$1.8 in cash for every 5 GDI Shares, or (b) a 2% 5-year convertible bond issued by Hanny with face value of HK$15 each ("Hanny Bonds") for every 5 GDI Shares.

Under the PYI Distribution Scheme, for every 500 shares in the Company, the Company's shareholders would be entitled to receive the value derived from 40 GDI Shares in the form of either (a) 8 Hanny Shares plus HK$14.4 in cash, or (b) 8 Hanny Bonds.

Based on the election of the Company's shareholders, on 16 June 2006, the Company announced that holders of approximately 311,232,201 shares and 1,153,100,543 shares in the Company elected for Hanny Shares plus cash and for Hanny Bonds, respectively. Consequently, the Company accepted the GDI Offer in respect of the entire 129,409,897 GDI Shares held by it and paid to its shareholders special dividend equivalent to the value derived from 117,143,920 GDI Shares in the following forms:

(a) an aggregate of 4,979,616 Hanny Shares plus HK$8,963,000 in cash; and

(b) an aggregate face value of HK$276,737,000 Hanny Bonds.

The directors consider that the fair value of a GDI Share, when liquidated in the form of Hanny Bond is HK$2.78 by reference to the valuation report dated 19 May 2006 prepared by RHL Appraisal Ltd., an independent valuer not connected with the Company. As such, the special dividend is equivalent to about HK22.2 cents per share of the Company.

Following the distribution of the special dividend by the Company, the Company retained an aggregate face value of HK$36,798,000 Hanny Bonds (equivalent to 12,265,977 GDI Shares) for its own benefit.

Details of the above transactions were set out in the Company's circular and announcement dated 29 May 2006 and 16 June 2006, respectively.

The amount of the final dividend proposed for the year ended 31 March 2006, which will be in the form of cash with a scrip option, has been calculated by reference to the 1,464,579,910 issued shares as at the date of this report.

15. 分派－續

於集團重組完成時，本集團將享有129,409,897股群龍股份，而錦興集團有限公司(「錦興」，中策之主要股東)將向群龍股東提出收購全部群龍股份之自願收購建議(「群龍收購建議」)，基準為(a)每5股群龍股份換1股錦興股份(「錦興股份」)加1.8港元現金，或(b)每5股群龍股份換1份錦興發行之面值15港元之2%五年期可換股債券(「錦興債券」)。

根據保華分派計劃，本公司股東每持有500股本公司股份有權收取40股群龍股份所產生之價值，形式為(a)8股錦興股份加14.4港元現金，或(b)8份錦興債券。

於二零零六年六月十六日，根據本公司股東之選擇，本公司宣布分別有約311,232,201股及1,153,100,543股本公司股份之持有人選擇換取錦興股份加現金及選擇換取錦興債券。結果，本公司接納就其所持全部129,409,897股群龍股份接受群龍收購建議，並向其股東派付相等於117,143,920股群龍股份所得價值之特別股息，形式如下：

(a) 合共4,979,616股錦興股份加8,963,000港元現金；及

(b) 合共面值276,737,000港元之錦興債券。

董事認為，參考永利行評值顧問有限公司(其為與本公司概無關連之獨立估值師)所編製日期為二零零六年五月十九日之估值報告，以錦興債券形式變現後，群龍股份之公平價值為2.78港元。故此，特別股息相等於每股本公司股份約22.2港仙。

本公司分派特別股息後，本公司自擁總面值36,798,000港元之錦興債券(相等於12,265,977股群龍股份)。

上述交易詳見本公司日期為二零零六年五月二十九日之通函及日期為二零零六年六月十六日之公佈。

截至二零零六年三月三十一日止年度擬派末期股息將為現金連以股代息選擇權形式，數額乃參考於本報告日期有1,464,579,910股已發行股份而計算。

16. Earnings Per Share

The calculation of the basic and diluted earnings per share for the year is based on the following data:

16. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

		2006	2005
		HK$'000	HK$'000
		千港元	千港元
Earnings attributable to equity holders of the Company for the purposes of basic and diluted earnings per share	計算每股基本及攤薄盈利之本公司權益持有人應佔盈利	**310,487**	521,920

		Number of shares	Number of shares
		股份數目	股份數目
Weighted average number of ordinary shares for the purpose of basic earnings per share	計算每股基本盈利之普通股加權平均數	**1,367,759,328**	1,355,352,439
Effect of dilutive potential ordinary shares:	潛在攤薄普通股之效應：		
Share options	購股權	**2,861,857**	1,398,760
Weighted average number of ordinary shares for the purpose of diluted earnings per share	計算每股攤薄盈利之普通股加權平均數	**1,370,621,185**	1,356,751,199

Pursuant to the adoption of new and revised accounting policies as described in note 2 above, the reported earnings per share for the current and prior years have been affected. The following table summarises the impact on basic and diluted earnings per share:

根據上文附註2所述採納新訂及修訂會計政策，本年度及以前年度呈報之每股盈利受到影響。下表概述對每股基本盈利之影響：

		Impact on basic earnings per share 對每股基本盈利之影響		Impact on diluted earnings per share 對每股攤薄盈利之影響	
		2006	2005	**2006**	2005
		HK$	HK$	**HK$**	HK$
		港元	港元	**港元**	港元
Figures before adjustments	調整前數字	**0.200**	0.386	**0.200**	0.385
Adjustments arising from application of new and revised accounting policies	應用新訂及修訂會計政策產生之調整	**0.027**	(0.001)	**0.027**	–
Reported	呈報數字	**0.227**	0.385	**0.227**	0.385

17. Property, Plant and Equipment

17. 物業、機械及設備

		Buildings 樓宇 HK$'000 千港元	Plant and machinery 機械及設備 HK$'000 千港元	Motor vehicles and vessels 汽車及船舶 HK$'000 千港元	Furniture, fixtures and computer equipment 傢具、裝置及電腦設備 HK$'000 千港元	Total 合計 HK$'000 千港元
COST	**成本**					
At 1 April 2004	於二零零四年四月一日					
– as originally stated	–如原列	256,029	413,391	84,923	137,628	891,971
– adoption of HKAS 17	–採用香港會計準則第17號	(165,471)	–	–	–	(165,471)
– as restated	–重新列賬	90,558	413,391	84,923	137,628	726,500
On acquisition of subsidiaries	因收購附屬公司	–	–	460	11	471
Additions	添置	–	773	5,901	5,481	12,155
Disposals	出售	–	(27,004)	(2,105)	(2,354)	(31,463)
At 31 March 2005	於二零零五年三月三十一日	90,558	387,160	89,179	140,766	707,663
On disposal of subsidiaries	因出售附屬公司	(89,678)	(23,667)	(62,584)	(70,413)	(246,342)
Additions	添置	–	4,447	4,650	5,483	14,580
Exchange realignment	匯兑調整	20	–	82	59	161
Disposals	出售	–	(309,615)	(5,880)	(3,885)	(319,380)
At 31 March 2006	於二零零六年三月三十一日	900	58,325	25,447	72,010	156,682
DEPRECIATION AND IMPAIRMENT	**折舊及減值**					
At 1 April 2004	於二零零四年四月一日					
– as originally stated	–如原列	40,902	323,144	25,090	85,202	474,338
– adoption of HKAS 17	–採用香港會計準則第17號	(27,515)	–	–	–	(27,515)
– as restated	–重新列賬	13,387	323,144	25,090	85,202	446,823
Provided for the year	本年度準備	1,805	24,958	9,531	13,100	49,394
Eliminated on disposals	出售後對銷	–	(22,316)	(1,796)	(1,720)	(25,832)
At 31 March 2005	於二零零五年三月三十一日	15,192	325,786	32,825	96,582	470,385
Provided for the year	本年度準備	1,445	13,833	7,922	11,391	34,591
Exchange realignment	匯兑調整	2	–	8	7	17
Eliminated on disposal of subsidiaries	出售附屬公司後對銷	(16,438)	(15,500)	(17,837)	(44,221)	(93,996)
Eliminated on disposals	出售後對銷	–	(280,813)	(5,655)	(3,647)	(290,115)
At 31 March 2006	於二零零六年三月三十一日	201	43,306	17,263	60,112	120,882
CARRYING AMOUNT	**賬面值**					
At 31 March 2006	於二零零六年三月三十一日	699	15,019	8,184	11,898	35,800
At 31 March 2005	於二零零五年三月三十一日	75,366	61,374	56,354	44,184	237,278

17. Property, Plant and Equipment – continued

The above items of property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Buildings	Over the remaining period of the relevant leases or fifty years, whichever is shorter
Plant and machinery	10%
Motor vehicles and vessels	10% – 20%
Furniture and fixtures	20%
Computer equipment	33 1/3%

The carrying amount of buildings are analysed as follows:

17. 物業、機械及設備－續

上述物業、機械及設備以直線法折舊，年率如下：

樓宇	相關租賃剩餘租期或五十年（以較短者為準）
機械及設備	10%
汽車及船舶	10%－20%
傢俬及裝置	20%
電腦設備	33 1/3%

樓宇賬面值分析如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Buildings erected on long-term leasehold land in the PRC	中國長期租賃土地所建樓宇	**135**	138
Buildings erected on medium-term leasehold land in:	中期租賃土地所建樓宇於：		
Hong Kong	香港	**–**	74,660
PRC	中國	**564**	568
		699	75,366

18. Investment Properties

18. 投資物業

		2006 HK$'000 千港元	2005 HK$'000 千港元
VALUATION	估值		
Balance brought forward	承前結存	**455,000**	515,000
Increase in fair value during the year	本年度之公平價值增加	**85,400**	–
Disposals	出售	**(540,400)**	(60,000)
Balance carried forward	結轉結存	**–**	455,000

The investment properties at 31 March 2005 were held under medium-term leases in Hong Kong. The fair value of the investment properties at 30 September 2005 has been arrived by RHL Appraisal Ltd., an independent professional valuer, not connected with the Group, by reference to market evidence of transaction prices for similar properties. This revaluation gives rise to an increase in fair value of HK$85,400,000 which has been credited to income statement during the year.

於二零零五年三月三十一日之投資物業乃於香港以中期租約持有。於二零零五年九月三十日之投資物業之公平價值乃由永利行評值顧問有限公司（其為與本公司概無關連之獨立估值師）參考類似物業成交市價計得。是次重估產生公平價值增加85,400,000港元，已撥入年內之收益表。

19. Project under Development

19. 發展中項目

		2006 HK$'000 千港元	2005 HK$'000 千港元
Land and sea use rights	土地及海域使用權	**1,649,337**	1,669,907
Development costs	發展成本	**309,532**	136,559
		1,958,869	1,806,466

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain parcels of land from the sea for development for future sale. According to the land/sea area use certificates, the land/sea area use rights are granted for a term of not less than 50 years commencing 2004. The project development will not be completed within the normal business cycle and, accordingly, the amount is classified as non-current.

此筆款項與位於中國江蘇省之發展項目有關。本集團擬將填海所得若干幅土地用作發展作未來出售用途。根據土地／海域使用證，獲授之土地／海域使用權之有效期為二零零四年起不少於50年。該發展項目將不會於正常商業週期內完成，是故此筆款項乃列作非流動。

20. Prepaid Land Lease Payments

The Group's prepaid land lease payments represent land in Hong Kong held under medium-term leases and are analysed for reporting purposes as follows:

20. 預付土地租賃款項

本集團之預付土地租賃款項指為於香港根據中期租賃持有之土地，經分析作申報用途如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Non-current assets	非流動資產	**23,136**	131,576
Current assets	流動資產	**575**	3,190
		23,711	134,766

21. Goodwill

21. 商譽

		HK$'000 千港元
COST	**成本**	
At 1 April 2004	於二零零四年四月一日	385,531
On acquisition of subsidiaries	收購附屬公司所產生	60,740
At 31 March 2005	於二零零五年三月三十一日	446,271
Elimination of accumulated amortisation on adoption of HKFRS 3 (note 2)	對銷於採納香港財務報告準則第3號之累計攤銷(附註2)	(116,285)
At 1 April 2005, as restated	於二零零五年四月一日，重新列賬	329,986
Write off	撇銷	(268,340)
At 31 March 2006	於二零零六年三月三十一日	61,646
AMORTISATION AND IMPAIRMENT	**攤銷及減值**	
At 1 April 2004	於二零零四年四月一日	371,700
Provided for the year	本年度準備	3,371
Impairment loss recognised	已確認減值虧損	9,554
At 31 March 2005	於二零零五年三月三十一日	384,625
Elimination of accumulated amortisation on adoption of HKFRS 3 (note 2)	對銷於採納香港財務報告準則第3號之累計攤銷(附註2)	(116,285)
At 1 April 2005, as restated	於二零零五年四月一日，重新列賬	268,340
Eliminated on write off	因撇銷而對銷	(268,340)
At 31 March 2006	於二零零六年三月三十一日	–
CARRYING AMOUNT	**賬面值**	
At 31 March 2006	於二零零六年三月三十一日	61,646
At 31 March 2005	於二零零五年三月三十一日	61,646

Prior to 31 March 2005, goodwill was amortised over its estimated useful life ranging from 10 to 20 years.

For the purpose of impairment testing, the carrying amount of goodwill at 31 March 2006 has been allocated to building construction cash generating unit ("CGU").

The recoverable amount of the above CGU has been determined based on value in use calculations. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next two years and extrapolates cash flows for the following eight years with a steady growth rate of 5%. The rate used to discount the forecast cash flows is 8%. The value in use calculations is calculated based on the budgeted gross margin, which is determined using the unit's past performance and management's expectations for the market development.

二零零五年三月三十一日前，商譽乃按其估計可使用年期10至20年攤銷。

就減值測試而言，商譽於二零零六年三月三十一日之賬面值乃撥入樓宇建築創現單位。

上述創現單位之可收回額乃按在用價值計算方法而釐定。本集團根據管理層所批准未來兩年之最新近財政預算編製出現金流預測，並推斷未來八年之現金流量以增長率5%穩定增長。預測現金流之折現率為8%。在用價值計算方法之依據為預算毛利率，乃以有關創現單位過往表現及管理層對市場發展之預期而釐定。

22. Other Intangible Assets

22. 其他無形資產

		2006 HK$'000 千港元	2005 HK$'000 千港元
Other intangible assets comprise:	其他無形資產包括：		
Club membership in Hong Kong, at cost	於香港之會所會籍，按成本	**7,062**	12,422
Motor vehicles registration marks, at cost	汽車登記號碼，按成本	**973**	3,059
		8,035	15,481

The above intangible assets have indefinite useful life. The directors are of the opinion that the club membership and motor vehicles registration marks are at least their carrying amounts by reference to quoted price in the market.

上述無形資產具無限可使用年期。董事認為會所會籍及汽車登記號碼價值參考市場報價至少相等於其賬面值。

23. Interests in Associates

23.聯營公司權益

		2006 HK$'000 千港元	2005 HK$'000 千港元
Cost of investment in associates, less impairment:	投資聯營公司之成本，扣除減值：		
Listed shares in Hong Kong (note (a) below)	香港上市股份（下文附註(a)）	**513,192**	486,278
Unlisted investment in the PRC (note (b) below)	國內非上市投資（下文附註(b)）	**160,211**	–
Other unlisted investments	其他非上市投資	**64,985**	61,086
		738,388	547,364
Share of post-acquisition profits (losses), net of dividends received	攤佔收購後溢利（虧損），扣除已收股息	**(166,720)**	(166,155)
		571,668	381,209
Market value of listed shares in Hong Kong	香港上市股份之市值	**258,820**	139,763

23. Interests in Associates – continued

Notes:

(a) The listed shares in Hong Kong represent the Group's 29.36% (31.3.2005: 29.36%) equity interest in China Strategic Holdings Limited ("China Strategic"). The Group's share of net assets in China Strategic at 31 March 2006 is calculated based on their net assets at 31 December 2005 as shown in its latest published annual report.

On 14 March 2005, China Strategic, Hanny and certain others announced a proposed Group Restructuring by China Strategic (see note 15), and that the Company and Hanny entered into a conditional sale and purchase agreement with an independent third party (the "Purchaser") for the disposal of a 15.3% equity interest in China Strategic (the "Disposal") by each of the Company and Hanny for a consideration of HK$26,055,000 each. The directors, having considered the estimated recoverable amount under the conditional sale and purchase agreement, determined that an amount of HK$182,087,000 in respect of the interest in the associate has been impaired and charged to the consolidated income statement for the year ended 31 March 2005.

During the year, the directors have assessed the estimated recoverable amount of China Strategic based on the terms of the scheme of Group Restructuring of China Strategic as set out in the circular dated 10 September 2005. Accordingly, an impairment loss of HK$26,914,000 previously recognised has been written back in the consolidated income statement.

The Disposal is conditional upon, inter alia, the completion of capital reorganisation and Group Restructuring of China Strategic. Upon completion of the Disposal, the Purchaser will make a mandatory unconditional cash offer to acquire the remaining shares in China Strategic at a price of HK$0.386 for each China Strategic consolidated share. The Disposal has not been completed as at 31 March 2006.

Further details of the Group Restructuring of China Strategic and the declaration by the Company of distribution in specie of the value to be derived from the Group's divestment of China Strategic to the Company's shareholders are set out in note 15.

At the date of this report, the Group's interest in China Strategic was decreased from 29.36% to 14% and the Group also retained an aggregate face value of HK$36,798,000 Hanny Bonds (see note 15).

23. 聯營公司權益－續

附註:

(a) 香港上市股份指本集團於中策集團有限公司(「中策」)之29.36%(二零零五年三月三十一日:29.36%)股本權益。本集團於二零零六年三月三十一日攤佔中策之資產淨值乃根據中策之最近期刊發年報所示於二零零五年十二月三十一日之資產淨值計算。

二零零五年三月十四日,中策、錦興及若干其他方宣布擬由中策進行之集團重組(見附註15),另本公司及錦興與某獨立第三方(「買方」)訂立一項有條件買賣協議,由本公司及錦興各自以代價26,055,000港元出售15.3%中策之股本權益(「出售事項」)。董事考慮有條件買賣協議項下之估計可收回額後,釐定於聯營公司權益有減值182,087,000港元並已於綜合收益表中扣除。

董事於本年度曾根據中策於二零零五年九月十日刊發之通函所載之中策集團重組計劃條款,評估中策之估計可收回額。因此,先前已確認之減值虧損26,914,000港元已於綜合收益表中撥回。

出售事項乃是(其中包括)以中策完成資本重整及集團重組作條件(尚有其他)。完成出售事項後,買方將按每股中策合併股份0.386港元之價格,就中策餘下股份提出強制性無條件現金收購建議。出售事項於二零零六年三月三十一日尚未完成。

中策集團重組及本公司宣布向本公司股東以實物分派集團撤資中策所得價值之進一步詳情載列於附註15。

於本報告日期,本集團於中策之權益已由29.36%下降至14%,而本集團亦保留總面值達36,798,000港元之錦興債券。(見附註15)

23. Interests in Associates – continued

Notes: – continued

(b) On 12 August 2005, the Group entered into agreements to participate into the assets reorganisation of Nantong Port Group Limited ("Nantong Port Group") which is a state-owned enterprise registered in the PRC. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, PRC. According to the agreements, the Group would inject approximately RMB435 million in cash into Nantong Port Group in return for a 45% interest in its registered capital. Details of the investment are set out in the Company's circular dated 22 August 2005. At 31 March 2006, the Group has paid approximately HK$160 million into Nantong Port Group which represents 22.7% of the equity interest of Nantong Port Group. The Group shall contribute the outstanding HK$274 million into Nantong Port Group upon the fulfilment of certain conditions as stated in the agreement. The contracted commitment in relating to the additional interest approximates the fair value of the additional interest at 31 March 2006.

The combined summarised financial information in respect of the Group's associates is set out below:

23. 聯營公司權益－續

附註：－續

(b) 於二零零五年八月十二日，本集團簽訂協議參與南通港口集團有限公司(南通港口集團)(乃一所中國註冊之國有企業)之資產重組。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。根據協議，本集團將向南通港口集團注資現金人民幣435,000,000元，換取擁有其註冊資本45%權益。投資詳情已載於本公司日期為二零零五年八月二十二日之通函內。於二零零六年三月三十一日，本集團已向南通港口集團支付約160,000,000港元(約佔南通港口集團股本權益22.7%)。如協議所述，倘南通港口集團達成若干條件，本集團將向其提供未償付之274,000,000港元。於二零零六年三月三十一日，有關額外權益之約定承諾與額外權益之公平價值相若。

有關本集團聯營公司之合併概述財務資料如下:

		2006 **HK$'000** **千港元**	2005 HK$'000 千港元
Total assets	總資產	**4,123,251**	2,024,561
Total liabilities	總負債	**(1,578,583)**	(423,960)
Net assets	資產淨值	**2,544,668**	1,600,601
Group's share of associates' net assets	本集團攤佔聯營公司之資產淨值	**571,668**	381,209
Turnover	營業額	**597,953**	19,699,730
(Loss) profit for the year	年度(虧損)溢利	**(85,841)**	347,310
Group's share of (loss) profit of associates for the year	本集團攤佔聯營公司之年度(虧損)溢利	**(17,184)**	43,310

Particulars of the Group's principal associates at 31 March 2006 are set out in note 53.

本集團各主要聯營公司於二零零六年三月三十一日之詳情載列於附註53。

24. Interests in Jointly Controlled Entities

24. 共同控制機構權益

		2006 HK$'000 千港元	2005 HK$'000 千港元
Cost of unlisted investments in jointly controlled entities	於共同控制機構非上市投資成本	–	–
Share of post-acquisition profits, net of dividends received	攤佔收購後之溢利，扣除已收股息	2,570	9,544
		2,570	9,544

The combined summarised financial information in respect of the Group's jointly controlled entities is set out below:

有關本集團共同控制機構之合併概述財務資料載列如下:

		2006 HK$'000 千港元	2005 HK$'000 千港元
Total current assets	總流動資產	9,607	27,409
Total current liabilities	總流動負債	(4,466)	(8,321)
Net assets	資產淨值	5,141	19,088
Group's share of net assets of jointly controlled entities	本集團攤佔共同控制機構之資產淨值	2,570	9,544
Turnover	營業額	5,481	8,021
Profit for the year	年度溢利	62	1,455
Group's share of profit of jointly controlled entities for the year	本集團攤佔共同控制機構之年度溢利	26	727

Particulars of the Group's jointly controlled entities at 31 March 2006 are set out in note 53.

本集團各共同控制機構於二零零六年三月三十一日之詳情載列於附註53。

25. Available-for-sale Investments/Investment Securities

25. 可供出售投資／證券投資

		2006 HK$'000 千港元	2005 HK$'000 千港元
Listed equity securities	上市股本證券		
in Hong Kong	香港	**1,064**	389
in overseas	海外	**589**	1,389
		1,653	1,778
Market value of listed securities	上市證券市值	**1,653**	3,299

Upon the application of HKAS 39 on 1 April 2005, investment securities which were previously carried at cost less impairment were reclassified to available-for-sale investments.

由二零零五年四月一日起，應用香港會計準則第39號，先前按成本減扣減值列賬之投資證券已被重新分類為可供出售投資。

At 31 March 2006, available-for-sale investments are stated at fair value by reference to bid prices quoted in active markets.

於二零零六年三月三十一日，可供出售投資以公平價值列賬(參考活躍市場之出價)。

26. Loans Receivable

26. 應收貸款

		2006 HK$'000 千港元	2005 HK$'000 千港元
The amounts bear interest at the following rates:	有關款項為按以下利率計息：		
Interest free	免息	**1,508**	1,508
1.5% over Paris Interbank Offered Rate	巴黎銀行同業拆息加1.5厘	**–**	4,032
2% below Hong Kong Best Lending Rate ("HKBLR")*	香港最優惠借貸利率(香港最優惠借貸利率)減2厘	**–**	69,869
0.25% over HKBLR	香港最優惠借貸利率加0.25厘	**100,000**	100,000
1% over HKBLR	香港最優惠借貸利率加1厘	**–**	2,000
2% over HKBLR	香港最優惠借貸利率加2厘	**4,378**	14,500
		105,886	191,909
Less: Amount due within one year shown under current assets	減：於一年內到期並列為流動資產之款項	**(105,886)**	(190,401)
Amount due after one year	一年後到期之款項	**–**	1,508
Analysed as:	分析為：		
Secured	有抵押	**1,508**	1,508
Unsecured	無抵押	**104,378**	190,401
		105,886	191,909

* Hong Kong Best Lending Rate represents Hong Kong Dollar Best Lending Rate as quoted by a designated bank.

* 香港最優惠借貸利率指由指定銀行發佈之港元最優惠借貸利率。

27. Amounts Due from Related Companies

27. 應收關連公司款項

		2006 HK$'000 千港元	2005 HK$'000 千港元
Loans receivable:	應收貸款：		
Associate of ITC (note (a) below)	德祥企業之聯營公司(下文附註(a))	**183,046**	149,333
Associates of China Strategic (note (a) below)	中策之聯營公司(下文附註(a))	**47,270**	169,463
Other related company (note (b) below)	其他關連公司(下文附註(b))	**854**	779
		231,170	319,575
Other receivables:	其他應收款項：		
Associate of ITC (note (a) below)	德祥企業之聯營公司(下文附註(a))	**15,807**	15,665
Associates of China Strategic (note (a) below)	中策之聯營公司(下文附註(a))	**2,779**	11,567
Other related companies (note (a) below)	其他關連公司(下文附註(a))	**2,096**	74
		251,852	346,881
Less: Amount due within one year shown under current assets	減：於一年內到期並列作流動資產之款項	**(251,852)**	(346,102)
Amount due after one year	一年後到期之款項	**–**	779
Analysed as:	分析為：		
Secured	有抵押	**–**	779
Unsecured	無抵押	**251,852**	346,102
		251,852	346,881

Notes:

(a) The companies are related companies of the Group as they are under common directorship with ITC.

The amounts are unsecured, repayable within one year and interest free except for loans receivable of HK$230,316,000 (2005: HK$318,796,000) which bear interest at 2% over HKBLR.

(b) The amount represents loan and interest receivable from Parona Limited, a shareholder of an associate, in which certain family members of a director of the Company, have an interest. The loan is secured by shares in the associate held by Parona Limited, bears interest at 7% per annum and is repayable in October 2006.

附註：

(a) 該等公司乃與德祥企業受共同之董事監管之公司，故屬於本集團之關連公司。

有關款項為無抵押、須於一年內償還及免息，惟應收貸款230,316,000港元(二零零五年：318,796,000港元)則以港元最優惠借貸利率加2厘計息。

(b) 有關款項代表應收Parona Limited(聯營公司之一名股東，本公司其中一名董事之若干家庭成員擁有權益)之貸款及利息。貸款以Parona Limited所持有聯營公司股份為抵押，按年利率7%計息並須於二零零六年十月償還。

28. Amounts Due from Associates

28. 應收聯營公司款項

		2006 HK$'000 千港元	2005 HK$'000 千港元
Unsecured loan receivables carrying interest at 2% over HKBLR on loan principal and repayable on demand	應收無抵押貸款按貸款本金以香港最優惠借貸利率加2厘計息並須於要求時償還	**162,972**	162,972
Promissory note with face value of HK$117,000,000 carrying interest at 0.75% over Hong Kong Interbank Offered Rate, secured by the shares of certain subsidiaries of an associate, and wholly repayable on or before January 2009	面值117,000,000港元之承兌票據以香港銀行同業拆息加0.75厘計息以一間聯營公司之若干附屬公司股份作抵押並須於二零零九年一月或之前清還	**117,000**	–
Unsecured other receivables, interest free and repayable on demand	其他無抵押應收款項，免息並須於要求時清還	**64,804**	5,711
		344,776	168,683
Less: Amount due within one year shown under current liabilities	減：於一年內到期並列作流動負債之款項	**(227,776)**	(168,683)
Amount due after one year	一年後到期之款項	**117,000**	–

29. Deferred Consideration Receivable

The consideration receivable is in connection with the disposal of certain subsidiaries during the year, details of which are set out in note 43. The amount is unsecured, interest free and repayable by four annual installments with final installment due in October 2009. Fair value of the consideration receivable is determined using an effective interest rate of 3%. The carrying amount is analysed for reporting purposes as follows:

29. 應收遞延代價

應收代價乃與年內出售若干附屬公司有關，詳情刊載於附註43。該金額為無抵押款項，免息及須每年一次分四期清還，最後一期須於二零零九年十月繳付。應收代價之公平價值乃以實際利率3%釐定。其賬面值報告所需分析如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Non-current assets	非流動資產	**10,223**	–
Current assets (included in debtors, deposits and prepayments)	流動資產（列入應收賬款、按金及預付款項）	**3,932**	–
		14,155	–

30. Deferred Taxation

30. 遞延稅項

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior years:

本年度及以往年度已確認之主要遞延稅項負債(資產)以及相關變動如下：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Undistributed earnings of an associate 聯營公司未分派盈利 HK$'000 千港元	Tax losses 稅務虧損 HK$'000 千港元	Recognition of contracting income 承包收入確認 HK$'000 千港元	Revaluation of project under development 重估發展中項目 HK$'000 千港元	Others 其他 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2004	於二零零四年四月一日	32,062	29,865	(8,348)	(3,426)	–	15	50,168
Charge (credit) to income statement	於收益表扣除(計入)	76	–	1,860	(897)	–	(2)	1,037
On acquisition of subsidiaries	收購附屬公司所產生	–	–	–	–	900,000	–	900,000
Realised on disposal of an associate	於出售聯營公司時變現	–	(29,865)	–	–	–	–	(29,865)
At 31 March 2005	於二零零五年三月三十一日	32,138	–	(6,488)	(4,323)	900,000	13	921,340
(Credit) charge to income statement	於收益表(計入)扣除	(562)	–	1,711	2,461	–	(116)	3,494
On disposal of subsidiaries	出售附屬公司所產生	(27,815)	–	2,872	6	–	103	(24,834)
At 31 March 2006	於二零零六年三月三十一日	3,761	–	(1,905)	(1,856)	900,000	–	900,000

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation for financial reporting purposes:

就資產負債表之呈列而言，若干遞延稅項資產及負債已經對銷。以下為作財務申報用途之遞延稅項分析：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Deferred tax liabilities	遞延稅項負債	**900,000**	923,020
Deferred tax assets	遞延稅項資產	**–**	(1,680)
		900,000	921,340

At 31 March 2006, the Group had unused tax losses of approximately HK$1,505,000,000 (2005: HK$1,686,000,000) available for offset against future taxable profits. A deferred tax asset has been recognised in respect of approximately HK$11,000,000 (2005: HK$37,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised due to the unpredictability of future profit streams. The unused tax losses may be carried forward indefinitely.

於二零零六年三月三十一日，本集團之未動用稅務虧損約為1,505,000,000港元(二零零五年：1,686,000,000港元)，可用作對銷未來應課稅溢利。遞延稅項資產已就該未動用稅務虧損約11,000,000港元(二零零五年：37,000,000港元)而作出確認。由於未能預測日後溢利來源，故未有就餘下稅務虧損確認遞延稅項資產。未動用稅務虧損可無限期結轉。

31. Amounts Due from (to) Customers for Contract Works

31. 應收(應付)客户合約工程款項

		2006 HK$'000 千港元	2005 HK$'000 千港元
Contracts in progress at the balance sheet date:	於結算日之在建工程：		
Contract costs incurred to date	現時已支出之工程費用	**42,500,091**	40,438,759
Recognised profits less recognised losses	經確認溢利減經確認虧損	**1,052,894**	882,008
		43,552,985	41,320,767
Less: Progress billings	減：進度付款	**(43,819,221)**	(41,570,777)
		(266,236)	(250,010)
Represented by:	來自：		
Amounts due from customers for contract works	應收客戶合約工程款項	**163,379**	185,188
Amounts due to customers for contract works	應付客戶合約工程款項	**(429,615)**	(435,198)
		(266,236)	(250,010)

At 31 March 2006, retentions held by customers for contract works amounting to approximately HK$396,066,000 (2005: HK$369,874,000) were included in debtors, deposits and prepayments, of which HK$151,168,000 (2005: HK$182,588,000) are expected to be recovered or settled after more than twelve months from the balance sheet date.

於二零零六年三月三十一日，已計入應收賬款、按金及預付款項內之合約工程客戶持有之保固金約為396,066,000港元(二零零五年：369,874,000港元)其中151,168,000港元(二零零五年：182,588,000港元)，預期將於結算日起超過十二個月內還清或結清。

32. Debtors, Deposits and Prepayments

The Group's credit terms for its contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arising from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

32. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收賬款預先按月支付，而本集團就其他應收賬款授出之信貸期一般由30至90日不等。

32. Debtors, Deposits and Prepayments – continued

Included in debtors, deposits and prepayments are trade debtors of approximately HK$572,798,000 (2005: HK$399,560,000) and their aged analysis is as follows:

32. 應收賬款、訂金及預付款項－續

應收賬款、按金及預付款項包括應收貿易賬款約572,798,000港元(二零零五年：399,560,000港元)，其賬齡分析如下：

		2006	2005
		HK$'000	HK$'000
		千港元	千港元
Within 90 days	90日內	**504,584**	329,058
More than 90 days and within 180 days	超過90日但於180日內	**13,704**	2,839
More than 180 days	超過180日	**54,510**	67,663
		572,798	399,560

Deposits and prepayments included approximately HK$123,711,000 at 31 March 2005 which represented the Group's share of losses arising on certain construction contracts to be recovered from a vendor of Downer EDI Limited ("Downer"), a former associate of the Group, under guarantees provided by the vendor. During the year, the Court of First Instance ordered that judgement be entered for the Group against the vendor and the Group has received the money from the vendor to cover the losses together with interest and other expenses incurred in relation thereto.

The amount also included balance of proceeds from disposal of interest in Downer of approximately AUD74,639,000 (equivalent to HK$449,174,000) at 31 March 2005 which was deposited with a broker in Australia. The amount was withheld by the Australian Taxation Office until the clearance of all tax liability arising from the disposal of Downer's shares. During the year, approximately AUD55,805,000 (equivalent to HK$309,600,000) has been paid to the Australian Taxation Office out of the deposits with the broker for the settlement of tax liability. At 31 March 2006, approximately AUD21,383,000 (equivalent to HK$118,633,000) was deposited with the broker.

於二零零五年三月三十一日之訂金及預付款項包含約123,711,000港元之款項，乃本集團將向一名Downer EDI Limited(「Downer」，本集團之前聯營公司)賣方討回本集團攤佔若干之建築合約損失(根據該賣方提供之擔保)。年內，初審法院頒令就本集團登錄該賣方敗訴之判決，而本集團已向該賣方收取款項，以填補就此產生之損失連利息及其他法律費用。

此款項亦包括在二零零五年三月三十一日存放於澳洲經紀之出售Downer權益所得款項餘額約74,639,000澳元(相當於449,174,000港元)。此筆款項已由澳洲稅務局預扣至清繳所有有關出售Downer股份之稅務責任後方會發放。年內，已從存放於該經紀之款項中撥付約55,805,000澳元(相當於309,600,000港元)予澳洲稅務局，以償還稅務負債。於二零零六年三月三十一日，有約21,383,000澳元(相當於118,633,000港元)由澳洲經紀存放。

33. Investments Held for Trading/Other Investments

33. 持作買賣投資／其他投資

		2006 HK$'000 千港元	2005 HK$'000 千港元
Listed equity securities, at quoted bid price	上市股本證券，按買入報價		
in Hong Kong	香港	**161,693**	159,326
in overseas	海外	**–**	8,040
Debt securities, at prices quoted by financial institutions	債務證券，按金融機構報價		
Eurobond – listed in overseas	歐羅債券－海外上市	**–**	1,467
Equity linked notes – unlisted	股本掛鈎票據－非上市	**–**	4,451
		161,693	173,284

34. Pledged Bank Deposits, Short Term Bank Deposits and Bank Balances and Cash

Pledged bank deposits represent deposits pledged to banks to secure general banking facilities granted to the Group. Deposits amounting to HK$118,622,000 (2005: Nil) have been pledged to secure general banking facilities with maturity within one year from the balance sheet date and are therefore classified as current assets.

The pledged bank deposits and short term bank deposits with maturity date of less than three months carry floating interest rates ranging from 3.1% to 4.4% (2005: 0.1% to 2.4%) per annum. The bank balances carry interest rates ranging from Nil to 3.1% (2005: Nil to 1.8%).

34. 已抵押銀行存款、短期銀行存款及銀行結存及現金

已抵押銀行存款指為擔保授予本集團之一般銀行信貸而抵押予銀行之存款。為數118,622,000港元(二零零五年：無)之存款已予抵押，作為須於結算日起一年內償還之一般銀行信貸之抵押，因而被列入流動資產。

已抵押銀行存款及到期日少於三個月之短期銀行存款附帶每年3.1%至4.4%(二零零五年：0.1%至2.4%)之浮動利率。銀行結存附帶利率零至3.1%(二零零五年：零至1.8%)。

35. Creditors and Accrued Expenses

Included in creditors and accrued expenses are trade creditors of approximately HK$347,160,000 (2005: HK$236,743,000) and their aged analysis is as follows:

35. 應付賬款及應計開支

應付賬款及應計開支包括約347,160,000港元(二零零五年：236,743,000港元)之應付貿易款項，其賬齡分析如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Within 90 days	90日內	**312,038**	218,556
More than 90 days and within 180 days	超過90日但於180日內	**22,037**	1,129
More than 180 days	超過180日	**13,085**	17,058
		347,160	236,743

Included in creditors and accrued expenses as at 31 March 2005 was margin account owed to brokers of approximately HK$5,819,000 (2006: Nil) which was interest bearing at prime rate plus 3%, secured by certain investments in securities held by the Group and repayable on demand.

於二零零五年三月三十一日之應付賬款及應計開支已包括應付經紀孖展賬款約5,819,000港元(二零零六年：無)，乃按最優惠利率加3厘計息，以本集團所持若干證券投資作為抵押，並須應要求償還。

36. Amounts Due to Associates/Jointly Controlled Entities

The amounts are unsecured, interest free and repayable on demand.

36. 應付聯營公司款項及應付共同控制機構款項

該等款項並無抵押、免息及須於要求時償付。

37. Amount Due to a Minority Shareholder

The amount is unsecured, interest free and repayable within one year.

37. 應付少數股東款項

此款項為無抵押、免息及須於一年內償付。

38. Loan from Minority Shareholders

The amount is unsecured and carries interest at the following rates:

38. 來自少數股東貸款

此款項為無抵押，並按下列利率計息：

		2006 **HK$'000** **千港元**	2005 HK$'000 千港元
2% below HKBLR	以香港最優惠借貸利率減2厘計息	**88,588**	241,000
Interest-free	免息	**34,851**	–
		123,439	241,000
Less: Amount due within one year shown under current liabilities	減：一年內到期及列作流動負債之款項	**(123,439)**	–
Amount due after one year	一年後償還之款項	–	241,000

39. Bank and Other Borrowings

39. 銀行及其他借款

		2006 HK$'000 千港元	2005 HK$'000 千港元
Bank and other borrowings comprise:	銀行借款包括：		
Mortgage loans	按揭貸款	–	337,000
Bank loans	銀行貸款	**471,383**	245,976
Bank overdrafts	銀行透支	–	6,984
Other loan	其他貸款	**93,400**	–
		564,783	589,960
Analysed as:	分析為：		
Secured	有抵押	**397,319**	517,000
Unsecured	無抵押	**167,464**	72,960
		564,783	589,960
The bank and other borrowings are repayable as follows:	銀行及其他借款：償還期如下		
Within one year or on demand	一年內或按通知	**400,158**	289,960
More than one year, but not exceeding two years	超過一年但不逾兩年	**26,500**	300,000
More than two years, but not exceeding five years	超過兩年但不逾五年	**138,125**	–
		564,783	589,960
Less: Amount due within one year or on demand shown under current liabilities	減：一年內到期或按通知及列作流動負債之款項	**(400,158)**	(289,960)
Amount due after one year	一年後到期之款項	**164,625**	300,000

The above bank borrowings include fixed-rate borrowings denominated in Renminbi of approximately HK$107,454,000 (2005: HK$65,975,000) repayable within one year carrying interest ranging from 5.22% to 6.138% (2005: 6.138%) per annum.

上述銀行借款包括約107,454,000港元(二零零五年：65,975,000港元)以人民幣為單位之定息借款，須於一年內償還，並按介乎5.22%至6.138%(二零零五年：6.138%)之實際年利率計息。

The remaining bank borrowings carry floating-rate interest ranging from 4.71% to 6.56% (2005: 1.59% to 3.60%) per annum.

其餘銀行借款以介乎年利率4.71%至6.56%(二零零五年：1.59%至3.60%)之浮動利率計息。

Other loan is secured, bears interest at 0.5% below Hong Kong prime rate and wholly repayable in September 2006.

其他貸款為有抵押、按香港最優惠利率減0.5厘計息，並須於二零零六年九月全數清償。

40. Share Capital

40. 股本

		Number of shares 股份數目	Value 金額 HK$'000 千港元
Ordinary shares of HK$0.10 each:	每股面值0.10港元之普通股：		
Authorised:	法定：		
At 1 April 2004, 31 March 2005 and 31 March 2006	於二零零四年一月一日、二零零五年三月三十一日及二零零六年三月三十一日	3,000,000,000	300,000
Issued and fully paid:	已發行及繳足股款：		
At 1 April 2004	於二零零四年四月一日	1,345,249,019	134,525
Issue of new shares pursuant to scrip dividend scheme	根據以股代息計劃發行新股	23,946,417	2,395
At 31 March 2005	於二零零五年三月三十一日	1,369,195,436	136,920
Issue of new shares pursuant to scrip dividend schemes	根據以股代息計劃發行新股	20,110,474	2,011
Issued of shares under share option schemes	根據購股權計劃發行股份	14,000	1
Shares repurchased	購回股份	(10,520,000)	(1,052)
At 31 March 2006	二零零六年三月三十一日	1,378,799,910	137,880

During the year, the following changes in the Company's share capital took place:

(a) Pursuant to the scrip dividend schemes which were announced by the Company on 20 September 2005 and 12 January 2006, the Company issued 8,865,284 (2005: 23,946,417) and 11,245,190 (2005: Nil) new ordinary shares of HK$0.1 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31 March 2005 and the interim dividend for the six months ended 30 September 2005, respectively. These shares rank pari passu with the then existing shares in all respects.

(b) On 31 March 2006, the Company issued 14,000 ordinary shares of HK$0.10 each at the subscription price of HK$1.78 (2005: Nil) under the share option schemes of the Company.

年內，本公司之股本出現下列變動：

(a) 根據本公司於二零零五年九月二十日及二零零六年一月十二日公佈之以股代息計劃，本公司分別發行8,865,284股（二零零五年：23,946,417股）及11,245,190股（二零零五年：無）每股面值0.1港元之本公司新普通股予選擇收取股份，以代替截至二零零五年三月三十一日止年度之末期股息及截至二零零五年九月三十日止六個月之中期股息之股東。此等股份在各方面與當時已有股份具相同地位。

(b) 於二零零六年三月三十一日，本公司根據本公司之購股權計劃按認購價1.78港元發行14,000股（二零零五年：無）每股面值0.10港元之普通股。

40. Share Capital – continued

(c) The Company repurchased a total of 10,520,000 ordinary shares through the Hong Kong Stock Exchange as follows:

40. 股本－續

(c) 本公司曾於香港聯交所購回合共10,520,000股普通股如下：

Month of purchase 購回月份		Ordinary shares of HK$0.1 each 每股面值0.1港元之普通股	Price per share 每股價格 Highest 最高價 HK$ 港元	Lowest 最低價 HK$ 港元	Aggregate consideration paid 已付代價總額 HK$'000 千港元
May 2005	二零零五年五月	1,800,000	1.91	1.73	3,329
August 2005	二零零五年八月	8,720,000	1.32	1.30	11,149
		10,520,000			14,478

41. Share-based Payment Transactions

On 27 August 2002, the Company adopted a new share option scheme (the "Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The Share Option Scheme will remain in force for a period of ten years from that date.

Under the Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") from time to time; and (ii) the nominal value of the Company's shares.

41. 以股份付款之交易

於二零零二年八月二十七日，本公司採納新購股權計劃(「購股權計劃」)，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理(「合資格人士」)提供激勵或報酬。購股權計劃將自該日起維持有效十年。

根據購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據香港聯交所上市規則(「上市規則」)不時允許之認購價；及(ii)本公司股份之面值。

41. Share-based Payment Transactions – continued

The maximum number of shares which may initially be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company as at its adoption date, i.e. 103,674,492 shares. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the foregoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time. Pursuant to ordinary resolutions passed at the annual general meetings of the Company in 2003 and 2004, the 10% scheme limit was refreshed to 10% of the total number of issued shares of the Company as at the respective date of such meetings. Pursuant to an ordinary resolution passed at the Company's annual general meeting held on 8 September 2005, the 10% scheme limit was further refreshed to 135,867,543, representing 10% of the total number of issued shares of the Company as at the date of such meeting.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of the Company in general meeting in advance.

41. 以股份付款之交易－續

根據購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。根據本公司於二零零三年及二零零四年舉行之本公司股東週年大會上通過之普通決議案，該限額已更新至於該等大會各自日期本公司已發行股份數目之10%。根據本公司於二零零五年九月八日舉行之本公司股東週年大會上通過之普通決議案，該限額已進一步更新至135,867,543股股份，即本公司於該大會日期已發行股份數目之10%。

於任何十二個月期間，根據購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權（包括已行使、已註銷及未行使購股權）所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士（定義見上市規則）放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士（定義見上市規則）授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

41. Share-based Payment Transactions – continued

(a) Details of the share options granted on 28 December 2004 to certain directors and former directors of the Company under the Share Options Scheme and movements in such holdings during the year are as follows:

41. 以股份付款之交易－續

(a) 本公司於二零零四年十二月二十八日根據購股權計劃向本集團之若干董事及前任董事授出之購股權之詳情及於年內之變動如下：

Date of grant 授出日期	Exercisable period 行使期	Exercise price 每股行使價 HK$ 港元	Number of shares of the Company to be issued upon exercise of the share options outstanding at 31.3.2005 and 31.3.2006 於31.3.2005及31.3.2006尚未行使購股權獲行使時將予發行之本公司股份數目
28.12.2004	28.12.2004 – 26.8.2012	1.24*	22,100,000
28.12.2004	28.12.2004 – 26.8.2012	1.50*	22,100,000
			44,200,000

* Pursuant to the ordinary resolution passed by the Company's shareholders at the special general meeting held on 14 February 2006, the Company repriced the share options by a reduction of the exercise price by HK$0.70 per share as a result of the payment of a special cash dividend of HK$0.70 per share during the year. The fair values of the outstanding share options immediately before and after the modification of their exercise price were calculated by RHL Appraisal Ltd., not connected with the Group, using the Black-Scholes Option Pricing Model (the "Model"). The directors by reference to the valuation report and taking other professional advice, considered that the modification did not result in an increase in fair value of the share options. Accordingly, no adjustment for the current and prior years has been required.

* 根據本公司股東於二零零六年二月十四日所舉行股東特別大會上通過之普通決議案，本公司因年內支付每股0.70港元之特別股息而重訂購股權價格，方法為將每股行使價削減0.70港元。未行使購股權之公平價值在緊於更改行使價前後之估值乃由與本集團概無關連之獨立估值師永利行評值顧問有限公司按柏力克－舒爾斯期權定價模式(「該模式」)計算進行。董事在參考估值報告及經作出專業諮詢後，認為此項更改不會導致購股權公平價值上升，因此，毋須就本年及以往年度進行調整。

The Model is one of the commonly used models to estimate the fair values of the option. The value of an option varies with different variables of certain subjective assumptions. Any changes in the variables so adopted may materially affected the estimation of the fair value of an option.

該模式為其中一個用以估計購股權公平價值之常用模式。購股權之價值因若干主觀假設出現不同變數而各有不同。就變數所採納之任何變動，可能會對就購股權公平價值所作出之估計產生重大影響。

The above share options granted to directors of the Company were vested on 28 December 2004. No option was exercised, cancelled and lapsed during the years ended 31 March 2006 and 31 March 2005.

上述授予本公司董事之購股權已於二零零四年十二月二十八日歸屬。於截至二零零六年三月三十一日止及二零零五年三月三十一日止年度內均無已行使、已註銷及未行使之購股權。

There was no consideration received by the Company in prior year from Eligible Persons for taking up the options granted.

以往年度內並無因合資格人士接納獲授之購股權而收到任何代價。

41. Share-based Payment Transactions – continued

(b) Details of the share options granted to certain employees of the Group under the Share Option Scheme during the year and movements in such holdings are as follows:

41. 以股份付款之交易－續

(b) 本公司根據購股權計劃向本集團之若干僱員授出之購股權之詳情及於年內之變動如下：

Category 類別		Date of grant 授出日期	Vesting date 歸屬日期	Exercisable period 行使期	Exercise price per share 每股行使價 HK$ 港元	Number of shares of the Company to be issued upon exercise of the share options 購股權獲行使時將予發行之本公司股份數目 — Granted during the year 年內授出	Exercised during the year 年內行使	Outstanding at 31.3.2006 於31.3.2006尚未行使
Type (i)	第(i)類	6.2.2006	6.2.2006	6.2.2006 – 5.2.2007	1.780	8,325,000	(14,000)	8,311,000
Type (ii)	第(ii)類	6.2.2006	6.2.2007	6.2.2007 – 5.2.2008	2.500	8,325,000	–	8,325,000
Type (iii)	第(iii)類	6.2.2006	6.2.2008	6.2.2008 – 5.2.2009	3.000	8,325,000	–	8,325,000
Type (iv)	第(iv)類	6.2.2006	6.2.2009	6.2.2009 – 5.2.2010	3.500	8,325,000	–	8,325,000
Type (v)	第(v)類	24.3.2006	24.3.2006	24.3.2006 – 5.2.2007	2.325	3,000,000	–	3,000,000
Type (vi)	第(vi)類	24.3.2006	6.2.2007	6.2.2007 – 5.2.2008	2.500	3,000,000	–	3,000,000
Type (vii)	第(vii)類	24.3.2006	6.2.2008	6.2.2008 – 5.2.2009	3.000	3,000,000	–	3,000,000
Type (viii)	第(viii)類	24.3.2006	6.2.2009	6.2.2009 – 5.2.2010	3.500	3,000,000	–	3,000,000
						45,300,000	(14,000)	45,286,000
Exercisable at end of the year	年底時可予行使							11,311,000

In respect of the 14,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$2.8. No option were cancelled or lapsed during the year.

年內行使之14,000份購股權，於行使當日之加權平均股價為2.8港元。年內並無已註銷及已失效之購股權。

41. Share-based Payment Transactions – continued

These fair values were calculated using the Black-Scholes Option Pricing Model. The fair values determination as at 6 February 2006 and 24 March 2006 were carried out by RHL Appraisal Ltd., an independent valuer. The inputs into the model were as follows:

41. 以股份付款之交易－續

公平價值乃按柏力克－舒爾斯期權定價模式計算。公平價值於二零零六年二月六日及二零零六年三月二十四日之估值乃由獨立估值師永利行評值顧問有限公司進行。該模式之輸入值如下：

		Type (i) 第(i)類	Type (ii) 第(ii)類	Type (iii) 第(iii)類	Type (iv) 第(iv)類	Type (v) 第(v)類	Type (vi) 第(vi)類	Type (vii) 第(vii)類	Type (viii) 第(viii)類
Closing share price at date of grant	授出日期之股份收市價	HK$1.78港元	HK$1.78港元	HK$1.78港元	HK$1.78港元	HK$2.325港元	HK$2.325港元	HK$2.325港元	HK$2.325港元
Exercise price	行使價	HK$1.78港元	HK$2.50港元	HK$3.00港元	HK$3.50港元	HK$2.325港元	HK$2.50港元	HK$3.00港元	HK$3.50港元
Expected volatility	預期波幅	48%	48%	48%	48%	48%	48%	48%	48%
Expected life	預期壽命	1 year年	2 years年	3 years年	4 years年	0.87 year年	1.87 years年	2.87 years年	3.87 years年
Risk-free interest rate	無風險利率	3.85%	3.88%	3.97%	4.05%	4.215%	4.252%	4.310%	4.390%
Expected annual dividend yield	預期年度股息回報率	1.69%	1.69%	1.69%	1.69%	1.69%	1.69%	1.69%	1.69%
Fair value per share option	每股購股權之公平價值	HK$0.347港元	HK$0.287港元	HK$0.311港元	HK$0.336港元	HK$0.432港元	HK$0.570港元	HK$0.583港元	HK$0.608港元

The expected volatility was determined by using the annualised standard derivation of the continuously compounded rate of return on the ordinary shares of the Company. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

The total estimated fair value of HK$4,945,000 with respect to the above share options granted to the employees on 6 February 2006 and 24 March 2006, were charged to the consolidated income statement during the year.

There is no consideration received during the year from Eligible Persons for taking up the options granted.

預期波幅乃利用本公司普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，本模式所用之預期壽命已根據管理層之推測予以調整。

於二零零六年二月六日及二零零六年三月二十四日授予僱員之購股權之預計公平價值總額4,945,000港元已計入本年度之綜合收益表內。

並無因合資格人士接納獲授之購股權而收到任何代價。

41. Share-based Payment Transactions – continued

Share option scheme of Paul Y. Engineering Group Limited ("PYE")

On 7 September 2005, PYE adopted a share option scheme (the "PYE Scheme") for the purpose of providing incentive or reward to any employees, executives or directors of PYE or any invested entity and any consultant, adviser or agent of any member of PYE or any invested entity, who have contributed or will contribute to the growth and development of PYE or any invested entity ("PYE Eligible Person"). The PYE Scheme will remain in force for a period of ten years from that date.

Under the PYE Scheme, the directors of PYE may at their discretion grant options to any PYE Eligible Person to subscribe for shares in PYE. Consideration to be paid on each grant of option is HK$1.00. The directors of PYE may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the PYE Scheme. The exercise price is determined by the directors of PYE and will be at least the higher of: (i) the subscription price as is permissible under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") from time to time; and (ii) the nominal value of the shares of PYE.

The maximum number of shares that may be issued upon the exercise of all options to be granted under the PYE Scheme and any other share option scheme(s) adopted by PYE must not in aggregate exceed 10% of the total number of issued shares of PYE, i.e. 57,669,939 shares of PYE, as at its adoption date. Subject to the approval of the shareholders of PYE in general meeting, the limit may be refreshed to 10% of the total number of shares of PYE in issue as at the date of approval by the shareholders of PYE in general meeting. Notwithstanding the forgoing, the maximum number of shares of PYE which may be issued upon exercise of all outstanding options granted and yet to be exercise under the PYE Scheme and any other share option scheme(s) of PYE must not in aggregate exceed 30% of the total number of shares of PYE in issue from time to time.

41. 以股份付款之交易－續

保華建業集團有限公司(「保華建業」)之購股權計劃

於二零零五年九月七日，保華建業採納一項購股權計劃(「保華建業購股權計劃」)，以向對或將會對保華建業或任何投資機構作出貢獻之保華建業集團或任何投資機構之任何僱員、行政人員或董事或任何投資機構及保華建業集團任何成員公司或任何投資機構之諮詢人、顧問或代理(「保華建業合資格人士」)提供激勵或報酬。保華建業購股權計劃將自該日起維持有效十年。

根據保華建業購股權計劃，保華建業董事可酌情向任何保華建業合資格人士授出購股權，以認購保華建業之股份，每股接納授出之購股權需支付每股1.00港元之代價。保華建業董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自保華建業購股權計劃獲採納當日起計十年。行使價由保華建業董事以下列較高者而釐定：至少為(i)根據香港聯交所上市規則(「上市規則」)不時允許之認購價；及(ii)保華建業股份之面值。

根據保華建業購股權計劃及保華建業所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過保華建業於採納日期已發行股份總數之10%，即57,669,939股保華建業股份。如獲得保華建業股東在股東大會上批准，該限額可更新為保華建業股東在股東大會上批准當日保華建業已發行股份總數之10%。儘管如此，已根據保華建業購股權計劃或保華建業任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之保華建業股份總數，合共最多不得超過不時已發行保華建業股份總數之30%。

41. Share-based Payment Transactions – continued

Share option scheme of Paul Y. Engineering Group Limited ("PYE") – continued

The maximum number of shares of PYE in respect of which options may be granted to each Eligible Person under the PYE Scheme and any other share option scheme(s) of PYE (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares of PYE in issue from time to time unless such grant has been duly approved by shareholders of PYE at general meeting at which the Eligible Person and his associate (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director of PYE or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of the total number of PYE in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of PYE in general meeting in advance.

Details of the share options granted under the Scheme during the year are as follows:

41. 以股份付款之交易－續

保華建業集團有限公司(「保華建業」)之購股權計劃－續

於任何十二個月期間，根據保華建業購股權計劃及保華建業任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之保華建業股份數目，最多不得超過不時已發行保華建業股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得保華建業股東正式批准，則不受此限。於任何十二個月期間內向每位保華建業主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行保華建業股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得保華建業股東在股東大會上批准。

年內，根據購股權計劃授出之購股權，詳情如下：

Category 類別		Date of grant 授出日期	Vesting date 歸屬期	Exercise period 行使期	Exercise price per share 每股行使價 HK$ 港元	Number of shares of the Company to be issued upon exercise of the share options granted during the year and outstanding at 31.3.2006 於截至31.3.2006止年度授出而於31.3.2006尚未行使之購股權獲行使時將予發行之本公司股份數目
Type I	第I類	3.2.2006	3.2.2006	3.2.2006 – 6.9.2015	0.70	1,500,000
Type II	第II類	3.2.2006	1.1.2007	1.1.2007 – 6.9.2015	0.85	1,500,000
Type III	第III類	3.2.2006	1.1.2008	1.1.2008 – 6.9.2015	1.00	1,500,000
Type IV	第IV類	9.2.2006	9.2.2008	9.2.2008 – 8.2.2009	0.90	8,000,000
						12,500,000
Exercisable at end of the year	年底時可予行使					1,500,000

No option was exercised, cancelled and lapsed during the year.

年內概無已行使、已註銷及未行使之購股權。

41. Share-based Payment Transactions – continued

Share option scheme of Paul Y. Engineering Group Limited ("PYE") – continued

These fair values were calculated using the Black-Scholes Option Pricing Model. The fair values determination as at 3 February 2006 and 9 February 2006 were carried out by RHL Appraisal Ltd.. The inputs into the Model were as follows:

41. 以股份付款之交易－續

保華建業集團有限公司(「保華建業」)之購股權計劃－續

公平價值乃按柏力克－舒爾斯期權定價模式計算。公平價值於二零零六年二月三日及二零零六年二月九日之估值乃由與本集團概無關連之獨立估值師永利行評值顧問有限公司進行。該模式之輸入值如下：

		Type I 第I類	Type II 第II類	Type III 第III類	Type IV 第IV類
Closing share price at date of grant	授出日期之股份收市價	HK$0.70港元	HK$0.70港元	HK$0.70港元	HK$0.87港元
Exercise price	行使價	HK$0.70港元	HK$0.85港元	HK$1.00港元	HK$0.90港元
Expected volatility	預期波幅	38%	38%	38%	38%
Expected life	預期壽命	2.5 years年	2.9 years年	4 years年	2.5 years年
Risk-free interest rate	無風險利率	3.93%	3.92%	4.06%	4.06%
Expected annual dividend yield	預期年度股息回報率	8.57%	8.57%	8.57%	8.57%
Fair value per share option	每股購股權之公平價值	HK$0.109港元	HK$0.079港元	HK$0.067港元	HK$0.129港元

The expected volatility was determined by using the annualised standard derivation of the continuously compounded rate of return on the ordinary shares of PYE. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

The total estimated fair value of HK$137,000 with respect to share options granted to directors and employees of PYE on 3 February 2006 and 9 February 2006, was charged to the consolidated income statement during the year.

預期波幅乃利用保華建業普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，該模式所用之預期壽命已根據管理層之推測予以調整。

於二零零六年二月三日及二零零六年二月九日授予保華建業董事及僱員之購股權之預計公平價值總額137,000港元已計入本年度之綜合收益表內。

42. Acquisition of Subsidiaries

During the year, the Group acquired certain wholly-owned subsidiaries which are engaged in holding of motor vehicles registration marks. The acquisition has been accounted for by the purchase method of accounting. The effect of the acquisition is summarised as follows:

42. 收購附屬公司

年內，本集團收購若干持有汽車牌照號碼之全資附屬公司。上述收購已以收購會計法入賬。收購之影響概括如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Net assets acquired:	購入資產淨值：		
Project under development	發展中項目	–	1,724,684
Property, plant and equipment	物業、機械及設備	–	471
Investment securities	投資證券	–	389
Properties held for sale	持作出售物業	–	82,700
Debtors, deposits and prepayments	應收賬款、按金及預付款項	202	16,704
Other intangible assets	其他無形資產	973	–
Bank balances and cash	銀行結存及現金	–	4,649
Creditors and accrued expenses	應付賬款及應計開支	(975)	(70,006)
Taxation payable	應付税項	–	(398)
Bank and other borrowings	銀行及其他借款	–	(28,275)
Deferred taxation	遞延税項	–	(900,000)
Minority interests	少數股東權益	–	(418,389)
		200	412,529
Goodwill arising on acquisition	收購產生之商譽	–	60,740
Total consideration	總代價	200	473,269
Satisfied by:	支付方式：		
Cash consideration	現金代價	200	448,557
Dilution of interests in subsidiaries reclassified to minority interests	攤薄附屬公司權益，重新分類為少數股東權益	–	24,712
		200	473,269
Net cash outflow arising on acquisition of subsidiaries:	收購附屬公司產生之現金流出淨額：		
Cash paid	已付現金	(200)	(448,557)
Bank balances and cash acquired	購入銀行結存及現金	–	4,649
		(200)	(443,908)

The subsidiaries acquired did not make any significant impact on the Group's results and cash flows for the year. The subsidiaries acquired in 2005 contributed approximately HK$28,977,000 to the Group's turnover and a loss of approximately HK$5,420,000 to the Group's profit for that year.

於年內收購之附屬公司對本集團之本年度業績及現金流量並無重大影響。於二零零五年收購之附屬公司對本集團之營業額及溢利分別貢獻約28,977,000港元及虧損約5,420,000港元。

43. Disposal of Subsidiaries

During the year, the Group disposed of the following subsidiaries:

(a) On 8 June 2005, the Group disposed of its entire equity interest in Technico Investments Limited ("Technico") at a consideration of approximately HK$13.2 million, with HK$9.3 million in cash and HK$3.9 million as a deferred consideration which would in turn be settled in cash in June 2006. Technico owned a property in Taishan, the PRC.

(b) On 20 July 2005, the Group disposed of its entire equity interest in Time First Investments Limited and its wholly-owned subsidiary ("Time First group") at a cash consideration of HK$26.3 million. Time First group was engaged in the property development and sale in Taishan, the PRC.

(c) On 12 September 2005, the Group disposed of its entire equity interest in Skylink Enterprises Limited ("Skylink") at a consideration of HK$25 million, with HK$22 million in cash and HK$3 million as deferred consideration. Skylink owned a property in Taishan, the PRC.

(d) On 26 September 2005, the Group disposed of its entire equity interest in Redcliff Property Corp. ("Redcliff") at a cash consideration of HK$17.7 million. Redcliff was engaged in the property development and sale of a property in Taishan, the PRC.

(e) On 4 October 2005, the Group disposed of its entire interest in Well Cycle Limited ("Well Cycle") at a cash consideration of approximately HK$1.3 million. Well Cycle owned certain second hand motor vehicles and vehicle registration numbers as its sole business and assets.

(f) On 20 January 2006, the Group disposed of its 100% interest in Linkport Holdings Limited and its two wholly-owned subsidiaries ("Linkport group") to an associate of the Group at an agreed value of the property of HK$780 million, with adjustments of HK$14 million being deducted on completion according to agreement, with HK$649 million in cash and HK$117 million as a deferred consideration which will in turn be settled in cash on or before 20 January 2009. Linkport group owned an investment property located in Hong Kong as its sole business and asset.

43. 出售附屬公司

年內，本集團出售下列附屬公司：

(a) 於二零零五年六月八日，本集團以約13,200,000港元之代價出售其於添高投資有限公司（「添高」）之全部股本權益，其中9,300,000港元以現金支付，另有3,900,000港元作為遞延代價並將於二零零六年六月清償。添高於中國台山市擁有一所物業。

(b) 於二零零五年七月二十日，本集團以約26,300,000港元之現金代價出售其於Time First Investments Limited及其全資附屬公司（「Time First集團」）的全部股本權益。Time First集團已參與位於中國台山市之物業之發展及銷售。

(c) 於二零零五年九月十二日，本集團以約25,000,000港元之代價出售其於天嶺企業有限公司（「天嶺」）的全部股本權益，其中22,000,000港元以現金支付，另有3,000,000港元則為遞延代價。天嶺於中國台山市擁有一所物業。

(d) 於二零零五年九月二十六日，本集團以約17,700,000港元之現金代價出售其於Redcliff Property Corp.（「Redcliff」）的全部股本權益。Redcliff已參與位於中國台山市之物業之發展及銷售。

(e) 於二零零五年十月四日，本集團以約1,300,000港元之現金代價出售其於志圖有限公司（「志圖」）的全部股本權益。志圖擁有若干二手汽車及汽車牌照號碼，並為其僅有之業務及資產。

(f) 於二零零六年一月二十日，本集團以該物業之協定值780,000,000港元（並經於完成時根據協議扣減14,000,000港元調整）出售其於Linkport Holdings Limited及其兩間全資附屬公司（「Linkport集團」）的全部權益予本集團一間聯營公司，其中649,000,000港元以現金支付，另有117,000,000港元為遞延代價並將於二零零九年一月二十日或以前以現金清償。Linkport集團擁有位於香港之投資物業，並為其僅有之業務及資產。

43. Disposal of Subsidiaries – continued

(g) On 27 January 2006, the Group disposed of its 100% interest in Darierian Limited and its two wholly-owned subsidiaries ("Darierian group") to a wholly-owned subsidiary of ITC Corporation Limited at a cash consideration of HK$3.5 million. Darierian group owned certain second hand motor vehicles, vehicle registration numbers and a golf club corporate membership as its sole business and assets.

(h) On 31 March 2006, the Group disposed of its 100% interest in Bakersfield Trading Limited and its two wholly-owned subsidiaries ("Bakersfield group") at a cash consideration of HK$55 million. Bakersfield group owned a motor vessel and wet berth as its sole business and asset.

(i) On 30 October 2005, the Group disposed of certain subsidiaries which were engaged in manufacturing and trading of concrete products. The consideration for the disposal is HK$19 million which will be settled in cash of HK$4 million and a deferred consideration of HK$15 million by the purchaser on or before October 2009.

43. 出售附屬公司－續

(g) 於二零零六年一月二十七日，本集團以現金代價3,500,000港元出售其於Darierian Limited及其兩間全資附屬公司(「Darierian集團」)的全部權益予德祥企業集團有限公司之全資附屬公司。Darierian集團擁有若干二手汽車、汽車牌照號碼及高爾夫球企業會籍，並為其僅有之業務及資產。

(h) 於二零零六年三月三十一日，本集團以現金代價55,000,000港元出售其於Bakersfield Trading Limited及其兩間全資附屬公司(「Bakersfield集團」)的全部權益。Bakersfield集團擁有一艘船及濕塢，並為其僅有之業務及資產。

(i) 於二零零五年十月三十日，本集團出售若干從事混凝土產品產銷之附屬公司。出售事項之代價為19,000,000港元，其中4,000,000港元將以現金支付，另有15,000,000港元為遞延代價並將於二零零九年十月或以前由買方清償。

43. Disposal of Subsidiaries – continued

43. 出售附屬公司－續

		2006 HK$'000 千港元	2005 HK$'000 千港元
Net assets disposed of:	出售資產淨值：		
Property, plant and equipment	物業、機械及設備	**152,346**	–
Investment properties	投資物業	**540,400**	–
Prepaid land lease payments	預付土地租賃款項	**108,378**	–
Other intangible assets	其他無形資產	**8,419**	–
Debtors, deposits and prepayments	應收賬款、按金及預付款項	**25,052**	–
Properties held for sale	持作銷售物業	**93,828**	–
Bank balances and cash	銀行結存及現金	**5,891**	–
Creditors and accrued expenses	應付賬款及應計開支	**(56,661)**	–
Taxation payable	應付稅項	**(1,219)**	–
Deferred tax liabilities	遞延稅項負債	**(24,834)**	–
		851,600	–
Expenses incurred on disposal	出售產生之開支	**9,755**	–
Gain on disposals	出售之收益	**60,756**	–
Total consideration	總代價	**922,111**	–
Satisfied by:	支付方式：		
Cash	已收現金代價	**788,131**	–
Consideration receivable (included in debtors, deposit and prepayments)	應收代價(列入應收賬款、按金及預付款項)	**3,000**	–
Promissory note (note 28)	承兑票據(附註28)	**117,000**	–
Deferred consideration (note 29)	遞延代價(附註29)	**13,980**	–
		922,111	–
Net cash inflow arising on disposals:	出售所產生之現金流入淨額：		
Cash received	已收現金	**788,131**	–
Bank balances and cash disposed of	出售銀行結存及現金	**(5,891)**	–
		782,240	–

As part of the consideration of the disposal of the subsidiaries, a deferred consideration of HK$15,000,000 will be settled in cash by the purchaser under four annual installments commencing from 30 October 2006. The fair value of the deferred consideration at date of initial recognition is determined based on the estimated future cash flows discounted at 3% per annum.

The subsidiaries disposed of during the year contributed approximately HK$37,182,000 to the Group's turnover and a gain of approximately HK$74,997,000 to the Group's results for the year.

作為出售附屬公司之部分代價，為數15,000,000港元之遞延代價將由買方於二零零六年十月三十日起分四期每年以現金償清。遞延代價於初始確認日期之公平價值乃按估計未來現金流量按每年3%貼現率釐定。

年內出售之附屬公司對本集團之營業額及業績分別貢獻約37,182,000港元及盈利約74,997,000港元。

44. Major Non-cash Transactions

The Group had the following major non-cash transactions:

(a) additional shares were issued as scrip dividends during the year as set out in note 15 and 40; and

(b) during the year, part of the consideration for disposal of subsidiaries were deferred or unsettled at 31 March 2006, details of which are set out in note 43.

45. Retirement Benefit Schemes

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1 December 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

44. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 年內額外發行股份作為實物股息(載列於附註15及40)；及

(b) 年內，出售附屬公司之部分代價屬遞延性質或於二零零六年三月三十一日尚未清償，詳情見附註43。

45. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

46. Contingent Liabilities

46. 或然負債

		2006 HK$'000 千港元	2005 HK$'000 千港元
Outstanding performance bonds in respect of construction contracts	仍然有效之建築合約履約擔保書	**361,030**	310,503
Guarantee given to a bank in respect of banking facilities granted to an associate	就授予聯營公司之銀行信貸向銀行作出之擔保	**9,454**	–
		370,484	310,503

The Group has provided rental guarantee ("Rental Guarantee") in respect of properties held by certain former subsidiaries which were disposed of to an associate. Under the Rental Guarantee, the Group has guaranteed that the net rental for each of the three years commencing from 20 January 2006 ("Guaranteed Period") would not be less than HK$48 million. The Group is entitled to receive 30% of any excess of the net annual rental of the Guaranteed Period received over HK$48 million. In the opinion of the directors, the fair value of the Rental Guarantee arrangement is insignificant as at 31 March 2006.

In addition, a subsidiary of the Company is a defendant in a lawsuit brought during 2002 claiming approximately HK$1,733,000 relating to the outstanding sum of the contract works done by a sub-contractor, Swee Kheng & Aster Marble Company Limited ("Swee Kheng"). The subsidiary filed a defence and counterclaim claiming payment for Swee Kheng of a sum of approximately HK$162,000. The subsidiary has contested the claim vigorously and no provision has been made in the consolidated financial statements.

本集團就若干前附屬公司持有並已出售予聯營公司之物業作出租金擔保(「租金擔保」)。根據租金擔保，本集團擔保由二零零六年一月二十日起計三年內每年(「擔保期間」)之租金淨額將不少於48,000,000港元。倘於擔保期間收取之年度租金淨額超過48,000,000港元，本集團有權收取所超逾款額之30%。董事認為，租金擔保於二零零六年三月三十一日之公平價值微不足道。

此外，本公司之一家附屬公司於二零零二年內提出之一宗訴訟中為被告人，牽涉承包商瑞慶寶盈雲石有限公司(「瑞慶」)申索承造合約工程之逾期款項約1,733,000港元。該附屬公司已提出抗辯，並向瑞慶提出反索償約162,000港元。該附屬公司對該宗索償提出強烈爭議，綜合財務報表內並無就此作出任何撥備。

47. Operating Lease Arrangements

47. 經營租約安排

(a) The Group as a lessee:

(a) 本集團作為承租人：

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

於結算日，本集團在不可撤銷之有關租用物業經營租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Within one year	一年內	21,232	2,059
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	60,513	3,968
After five years	超過五年	–	407
		81,745	6,434

Leases are negotiated, and monthly rentals are fixed, for an average term of two years.

租約之商討及每月租金之訂定平均期限為兩年。

(b) The Group as a lessor:

(b) 本集團作為出租人：

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Within one year	一年內	971	28,898
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	500	18,666
		1,471	47,564

The properties held have committed tenants for the next two years.

所持物業已覓得未來兩年之租戶。

48. Pledge of Assets

48. 資產抵押

At the balance sheet date, the following assets were pledged to banks and financial institutions to secure the general credit facilities granted to the Group:

於結算日，下列資產已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Property, plant and equipment	物業、機械及設備	–	185,140
Investment properties	投資物業	–	455,000
Property held for sale	持作出售物業	**78,245**	–
Investments held for trading	持作買賣投資	**122,486**	112,772
Bank balances and cash	銀行結存及現金	**118,622**	–
		319,353	752,912

In addition, the issued shares of certain subsidiaries of the Company and the Group's benefits under certain construction contracts were pledged to secure the facilities granted.

另外，本公司若干附屬公司之已發行股份以及本集團於若干建築合約之利益已作為所獲信貸融資之抵押。

Facilities amounting to approximately HK$397,319,000 (2005: HK$522,819,000) were utilised at 31 March 2006.

於二零零六年三月三十一日，本集團已動用約397,319,000港元(二零零五年：522,819,000港元)之融資。

49. Commitments

49. 承擔

		2006 HK$'000 千港元	2005 HK$'000 千港元
Expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of:	就收購以下項目已訂約但未於綜合賬目內撥備之開支：		
– Property, plant and equipment	一物業、機械及設備	**65**	90,710
– Project under development	一發展中項目	**91,893**	–
		91,958	90,710

50. Related Party Transactions and Balances

50. 關連人士交易及結餘

(a) The Group entered into the following transactions with its related parties during the year:

(a) 年內，本集團與其關連人士訂立以下交易：

Class of related party 關連人士之類別	Nature of transactions 交易性質		2006 HK$'000 千港元	2005 HK$'000 千港元
Associates of the Group 本集團之聯營公司	Construction works charged by the Group	本集團收取建築工程費	**383**	41,813
	Purchase of concrete products by the Group	本集團購買混凝土產品	**112**	36
	Subcontracting fees charged to the Group	本集團支付分承包費	**15**	300
	Interest income charged by the Group	本集團收取利息收入	**16,437**	12,271
	Rentals and related building management fee charged to the Group	本集團支付租金及相關物業管理費	**3,689**	–
	Rentals and related building management fee charged by the Group	本集團收取租金及相關物業管理費	**–**	590
	Building manager remuneration charged by the Group	本集團收取物業經理酬金	**248**	–
	Project management fees charged by the Group	本集團收取項目管理費	**6,044**	5,285
Jointly controlled entities of the Group 本集團之共同控制機構	Project management fees charged by the Group	本集團收取項目管理費	**825**	300
	Subcontracting fees charged to the Group	本集團支付分承包費	**1,015**	7,246
	Service fees charged by the Group	本集團收取服務費	**65**	303
Subsidiaries of ITC 德祥企業之附屬公司	Rentals and related building management fee charged by the Group	本集團收取租金及相關物業管理費	**62**	577
	Purchase of building materials and related installation works by the Group	本集團購買建築材料及相關安裝工程	**–**	20
	Rental income charged by the Group	本集團收取租金	**345**	420
	Rentals charged to the Group	本集團支付租金	**90**	–
	Service fee charged by the Group	本集團收取服務費	**25**	53
Associates of ITC 德祥企業之聯營公司	Rentals and related building management fee charged by the Group	本集團收取租金及相關物業管理費	**1,707**	4,610
	Interest income charged by the Group	本集團收取利息收入	**16,709**	10,486
	Service fee charged by the Group	本集團收取服務費	**7**	106
	Project management fee charged by the Group	本集團收取項目管理費	**–**	330
Other related companies 其他關連公司	Rental and related building management fee charged by the Group	本集團收取租金及相關物業管理費	**3,501**	6,150
	Interest income charged by the Group	本集團收取利息收入	**7,160**	8,671
	Subcontracting fees charged by the Group	本集團收取分承包費	**–**	7
	Service fees charged to the Group	本集團支付服務費	**1,920**	2,120
	Service fees charged by the Group	本集團收取服務費	**112**	–
	Sales of property, plant and equipment by the Group	本集團出售物業、機械及設備	**6**	5
	Sales of goods by the Group	本集團銷售貨品	**–**	159
Minority shareholder of a subsidiary 附屬公司之少數股東	Interest charged to the Group	本集團支付利息	**8,392**	4,833

Other related companies are companies under common directorship or common control with ITC.

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

50. Related Party Transactions and Balances – continued

50. 關連人士交易及結餘－續

(b) The remuneration of directors and other members of key management, which is determined by the remuneration committee having regard to the performance of individuals and market trends, is as follows:

(b) 董事及主要管理層成員之酬金乃由薪酬委員會參考個別人員之表現及市場情況而釐定，詳情如下：

		2006 HK$'000 千港元	2005 HK$'000 千港元
Short-term benefits	短期福利	**18,525**	37,702
Post-employment benefits	退休福利	**769**	1,101
Share-based payment expense	以股份支付款項之開支	**939**	–
		20,233	38,803

(c) During the year, the Group has acquired certain subsidiaries from the directors of the Company which are engaged in holding of motor vehicles registration marks.

(c) 年內，本集團向本公司之董事收購若干持有汽車牌照號碼之附屬公司。

(d) During the year, the Group disposed of certain subsidiaries to an associate of the Group and a wholly-owned subsidiary of ITC Corporation Limited. Details of transactions are set out in note 43(f) and (g).

(d) 年內，本集團出售若干附屬公司予本集團之聯營公司及德祥企業集團有限公司之全資附屬公司。交易詳情見附註43(f)及(g)。

Details of the balances with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 27, 28, 36 and 37.

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於附註27、28、36及37。

51. Balance Sheet of the Company 51. 本公司之資產負債表

		2006 HK$'000 千港元	2005 HK$'000 千港元
NON-CURRENT ASSET	非流動資產		
Interests in subsidiaries	附屬公司權益	**5**	5
CURRENT ASSETS	流動資產		
Deposits and prepayments	訂金及預付款項	**2,829**	216
Amount due from subsidiaries	應收附屬公司款項	**2,560,441**	2,491,444
Short term bank deposits	短期銀行存款	**177,751**	749,579
Bank balances	銀行結存	**31,125**	29
		2,772,146	3,241,268
CURRENT LIABILITIES	流動負債		
Creditors and accrued expenses	應付賬款及應計開支	**4,086**	1,587
Amount due to a subsidiary	應付附屬公司款項	**920,303**	147,773
Bank borrowings	銀行借款	**30,000**	–
		954,389	149,360
NET CURRENT ASSETS	流動資產淨值	**1,817,757**	3,091,908
NET ASSETS	資產淨值	**1,817,762**	3,091,913
CAPITAL AND RESERVES	資本及儲備		
Share capital	股本	**137,880**	136,920
Reserves (note)	儲備(附註)	**1,679,882**	2,954,993
SHAREHOLDERS' FUNDS	股東資金	**1,817,762**	3,091,913

51. Balance Sheet of the Company – continued

51. 本公司之資產負債表－續

Note:

附註：

Reserves

儲備

		Share premium 股份溢價 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Total 合計 HK$'000 千港元
The Company	**本公司**					
At 1 April 2004	於二零零四年四月一日	187,370	2,480,000	–	303,843	2,971,213
Issue of shares under scrip dividend scheme	根據以股代息計劃發行股份	(2,395)	–	–	–	(2,395)
Credit arising on scrip dividends (note 15)	以股代息產生之進賬（附註15）	–	–	–	17,591	17,591
Share issue expenses	發行股份費用	(164)	–	–	–	(164)
Profit for the year	年度溢利	–	–	–	9,465	9,465
Distribution	分派	–	–	–	(40,717)	(40,717)
At 31 March 2005	於二零零五年三月三十一日	184,811	2,480,000	–	290,182	2,954,993
Transfer from capital reserve	轉撥自資本儲備	–	(2,480,000)	–	2,480,000	–
Share repurchased	購回股份	(13,426)	–	–	–	(13,426)
Recognition of equity-settled share based-payment expense	確認以股份支付款項之開支	–	–	4,945	–	4,945
Issue of share under share options schemes	根據購股權計劃發行股份	29	–	(5)	–	24
Issue of shares under scrip dividend scheme	根據以股代息計劃發行股份	(2,011)	–	–	–	(2,011)
Credit arising on scrip dividends (note 15)	以股代息產生之進賬（附註15）	–	–	–	29,931	29,931
Share issue expenses	發行股份費用	(274)	–	–	–	(274)
Loss for the year	年度虧損	–	–	–	(296,230)	(296,230)
Distribution	分派	–	–	–	(998,070)	(998,070)
At 31 March 2006	於二零零六年三月三十一日	169,129	–	4,940	1,505,813	1,679,882

51. Balance Sheet of the Company – continued

The capital reserve of the Company outstanding as at 31 March 2005 represents the credit arising from the cancellation of share premium upon capital reorganisation during the year ended 31 March 1999. The Company has given a guarantee in favour of, and entered into a letter of undertaking (the "Letter of Undertaking") with, a bank in connection with a loan agreement (the "Loan Agreement") entered into between certain subsidiaries of the Company and the bank. Pursuant to the Letter of Undertaking, so long as any sums remain outstanding under the Loan Agreement, the Company cannot, under certain circumstances, without the prior consent from the bank, reduce or distribute or use the capital reserve including the transfer to any contributed surplus account. During the year, the Group repaid the outstanding balance under the Loan Agreement and transferred the balance of the capital reserve to accumulated profits.

In the opinion of the directors, the Company's reserves available for distribution to shareholders at 31 March 2006 amounted to approximately HK$1,505,813,000 (2005: HK$290,182,000).

52. Major Subsequent Events

Subsequent to the balance sheet date, the Group entered into the following transactions:

(a) The Group further increased its interest in the project under development held by Jiangsu Yangtong Investment and Development Co., Ltd, and Jiangsu Yangkou Port Development and Investment Co., Ltd. by acquiring a 9.9% interest held by a minority shareholder at a consideration of HK$167,825,000 to be satisfied by the issue of 68.5 million new shares of the Company at HK$2.45 each.

(b) The Group entered into an asset acquisition agreement to acquire assets related to liquid bulk logistics business in Wuhan, PRC, including LPG storage facilities, terminal and jetty, filling stations and equipment. The consideration to be paid by the Group was RMB470 million, comprising RMB350 million in cash and RMB120 million in convertible note issued by the Company at a conversion price of HK$4.25 per share. The acquisition constituted a discloseable transaction for the Company, details of which are set out in the Company's circular dated 2 June 2006. The transaction has not been completed at the date of this report.

51. 本公司之資產負債表－續

本公司於二零零五年三月三十一日之資本儲備代表於截至一九九九年三月三十一日止年度進行股本重組時註銷股份溢價產生之進賬。本公司已就本公司若干附屬公司與一家銀行訂立之貸款協議（「貸款協議」），向該銀行提供擔保，並與該銀行訂立承諾書（「承諾書」）。根據承諾書，只要根據貸款協議仍有任何未償還款項，本公司於若干情況下便不可於未徵得該銀行之事先同意前削減、分派或動用資本儲備，包括轉撥至實繳盈餘。年內，本集團已償還貸款協議下之未償還結欠，並將資本儲備結餘轉撥至累計溢利。

董事認為，本公司於二零零六年三月三十一日可供分派予股東之儲備約達1,505,813,000港元（二零零五年：290,182,000港元）。

52. 主要結算日後事項

結算日後，本集團訂立下列交易：

(a) 本集團透過以167,825,000港元代價收購由少數股東持有之9.9%權益，進一步增持由江蘇洋通開發投資有限公司及江蘇洋口港投資開發有限公司持有發展中項目的權益。代價將以按每股2.45港元發行本公司68,500,000股新股份的方式支付。

(b) 本集團訂立資產收購協議，收購於中國武漢與大宗濕貨物流業務相關之資產，包括液化石油氣儲配設施、碼頭及棧橋、加氣站及設備。將由本集團支付之代價為人民幣470,000,000元，其中人民幣350,000,000元以現金支付，另人民幣120,000,000元則由本公司發行換股價為每股4.25港元之可換股票據。收購項目構成本公司之須予披露交易，詳情載於本公司於二零零六年六月二日刊發之通函。此項交易於本報告日期尚未完成。

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities

53. 主要附屬公司、聯營公司及共同控制機構資料

(a) Particulars of the Company's principal subsidiaries at 31 March 2006 are as follows:

(a) 本公司主要附屬公司於二零零六年三月三十一日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital 已發行股本／註冊資本百分比 held by the Company */ subsidiaries 由本公司*／附屬公司持有 %	 attributable to the Group 本集團應佔 %	Principal activities 主要業務
Asiawide Holdings Limited 佳安集團有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	100	Holding of industrial building 持有工業樓宇
Calisan Developments Limited	British Virgin Islands 英屬處女群島	US$1美元 ordinary share普通股	100	100	Investment holding 投資控股
PYI Yangkou Port Limited (formerly known as 前稱 PYI Port Limited and Century Harbour Limited)	British Virgin Islands 英屬處女群島	US$1美元 ordinary share普通股	100	100	Investment holding 投資控股
Corless Limited	British Virgin Islands 英屬處女群島	US$2美元 ordinary shares普通股	100	64.58	Investment holding 投資控股
Jiangsu Wanhua Real Estate Development Co., Ltd. 江蘇萬華房地產開發有限公司	PRC 中國	US$2,500,000美元 registered capital (note (i) below) 註冊資本(下文附註(i))	60	54.06	Property investment 物業投資
Jiangsu Yangtong Investment and Development Co., Ltd. 江蘇洋通開發投資有限公司	PRC 中國	US$13,332,000美元 registered capital (note (i) below) 註冊資本(下文附註(i))	75	67.58	Port development 港口發展
Jiangsu Yangkou Port Development and Investment Co., Ltd. 江蘇洋口港投資開發有限公司	PRC 中國	US$16,650,000美元 registered capital (note (i) below) 註冊資本(下文附註(i))	75	67.58	Port development 港口發展

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(a) Particulars of the Company's principal subsidiaries at 31 March 2006 are as follows: – continued

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 本公司主要附屬公司於二零零六年三月三十一日之詳情如下：－續

Name of subsidiary 附屬公司名稱	Place of incorporation/registration 成立／註冊地點	Issued and fully paid share capital/registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/registered capital held by the Company */subsidiaries 已發行股本／註冊資本百分比由本公司*／附屬公司持有 %	Percentage of issued share capital/registered capital attributable to the Group 本集團應佔 %	Principal activities 主要業務
Nation Cheer Investment Limited 志恒投資有限公司	Hong Kong 香港	HK$1,200,000港元 ordinary shares普通股	100	100	Securities investment and trading 證券投資及買賣
Paul Y. Building Materials Company Limited	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Trading and installation of building materials 建築材料貿易及裝嵌
Paul Y. – CREC (HK) Joint Venture	Hong Kong 香港	– (note (ii) below) (下文附註(ii))	60	38.75	Civil engineering 土木工程
Paul Y. (E & M) Contractors Limited 保華機電工程有限公司	Hong Kong 香港	HK$20,000,000港元 ordinary shares 普通股	99.9998	64.58	Provision of electrical, mechanical and building services 提供電機及建造服務
Paul Y. Builders Group Limited 保華建造集團有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Investment holding 投資控股
		HK$1,000,000港元 non-voting deferred shares (note (iv) below) 無投票權遞延股 (下文附註(iv))	–	–	
Paul Y. Builders Limited 保華建造有限公司	Hong Kong 香港	HK$102,000,000港元 ordinary shares普通股	100	64.58	Building construction 樓宇建造

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(a) Particulars of the Company's principal subsidiaries at 31 March 2006 are as follows: – continued

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 本公司主要附屬公司於二零零六年三月三十一日之詳情如下：－續

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries 已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	Percentage of issued share capital/ registered capital attributable to the Group 已發行股本／註冊資本百分比 本集團應佔 %	Principal activities 主要業務
Paul Y. Construction & Engineering Co. Limited 保華建築工程有限公司	Hong Kong 香港	HK$42,000,000港元 ordinary shares普通股	100	64.58	Building construction and specialist works 樓宇建造及專項工程
Paul Y. – Engineering Group Limited 保華建業集團有限公司	Bermuda 百慕達	HK$288,350,000港元	64.58	64.58	Investment holding 投資控股
Paul Y. General Contractors Limited 保華建築營造有限公司	Hong Kong 香港	HK$36,000,000港元 ordinary shares普通股	100	64.58	Civil engineering and building construction 土木工程及樓宇建造
Paul Y. Interior Contractors Limited 保華裝飾工程有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Interior decoration works 室內裝修工程

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(a) Particulars of the Company's principal subsidiaries at 31 March 2006 are as follows: – continued

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 本公司主要附屬公司於二零零六年三月三十一日之詳情如下：－續

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries 已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	Percentage of issued share capital/ registered capital attributable to the Group 已發行股本／註冊資本百分比 本集團應佔 %	Principal activities 主要業務
PYI Investments Group Limited (formerly known as 前稱 Paul Y. – ITC Investments Group Limited)	British Virgin Islands 英屬處女群島	US$1美元 ordinary share普通股	100*	100	Investment holding 投資控股
PYI Management Limited (formerly known as Paul Y. – ITC Management Limited) 保華集團管理有限公司 (前稱保華德祥管理有限公司)	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	100	Management services 管理服務
Paul Y. Plant Hire Limited 保華機械租賃有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Hire of motor vehicles and plant and machinery 汽車、設備及機械租賃
Paul Y. Construction Company, Limited 保華建築有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Civil engineering, building construction and investment holding 土木工程、樓宇建造及投資控股
		HK$50,000,000港元 non-voting preferred shares (note (iii) below) 無投票權優先股(下文附註(iii))	–	–	
Paul Y. Construction (China) Limited 保華建築(中國)有限公司	PRC 中國	RMB60,000,000人民幣 registered capital註冊資本	100	64.58	Civil engineering and building construction 土木工程及樓宇建造

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(a) Particulars of the Company's principal subsidiaries at 31 March 2006 are as follows: – continued

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 本公司主要附屬公司於二零零六年三月三十一日之詳情如下：－續

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration 成立／註冊地點	Issued and fully paid share capital/ registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries 已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	attributable to the Group 本集團應佔 %	Principal activities 主要業務
Paul Y. Facilities Management Co., Limited	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Facilities management services 設施管理服務
Paul Y. Foundation Holdings Limited	British Virgin Islands 英屬處女群島	US$1美元 ordinary share普通股	100	64.58	Investment holding 投資控股
Paul Y. Foundation Limited 保華地基有限公司	Hong Kong 香港	HK$10,000,000港元 ordinary shares普通股	100	64.58	Civil engineering and foundation works 土木工程及地基工程
Paul Y. Management Limited 保華管理有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Management and secretarial services 管理及秘書服務
Paul Y. Project Management International Limited 保華國際工程管理有限公司	Hong Kong 香港	HK$2港元 ordinary shares普通股	100	64.58	Project management services and investment holding 項目管理服務及投資控股
PYI Properties Group Limited (formerly known as 前稱 Paul Y. Properties Group Limited)	British Virgin Islands 英屬處女群島	US$1美元 ordinary share普通股	100*	100	Investment holding 投資控股
PYI Nantong Port Limited	British Virgin Islands 英屬處女群島	US$1美元 ordinary shares普通股	100	100	Investment holding 投資控股

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(a) Particulars of the Company's principal subsidiaries at 31 March 2006 are as follows: – continued

All of the above subsidiaries operate in Hong Kong except Jiangsu Wanhua Real Estate Development Co., Ltd., Jiangsu Yangtong Investment and Development Co., Ltd., Jiangsu Yangkou Port Development and Investment Co., Ltd. and Paul Y. Construction (China) Limited , all of which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. – CREC (HK) Joint Venture which is an unincorporated business and Paul Y. Engineering Group Limited which is listed in Hong Kong.

Notes:

(i) All of those subsidiaries are the sino-foreign equity joint venture companies.

(ii) No capital has been contributed by the joint venture partners of the joint venture.

(iii) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(iv) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(a) 本公司主要附屬公司於二零零六年三月三十一日之詳情如下：－續

上述所有附屬公司均在香港營運，惟江蘇萬華房地產開發有限公司、江蘇洋通開發投資有限公司、江蘇洋口港投資開發有限公司及保華建築(中國)有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC (HK) Joint Venture為非法人團體之業務，而保華建業集團有限公司則在香港上市。

附註：

(i) 此等附屬公司均為中外合資合營公司。

(ii) 此等合營企業之合夥人並無出資。

(iii) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(iv) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(b) Particulars of the Company's principal associates at 31 March 2006 are as follows:

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(b) 本公司主要聯營公司於二零零六年三月三十一日之詳情如下：

Name of associate 聯營公司名稱	Place of incorporation/registration 成立／註冊地點	Issued and fully paid share capital/registered capital 已發行及繳足股本／註冊資本	Percentage of issued share capital/registered capital attributable to the Group 本集團應佔已發行股本／註冊資本百分比 %	Principal activities 主要業務
China Strategic Holdings Limited ("China Strategic") 中策集團有限公司(「中策」)	Hong Kong 香港	HK$88,159,508.70港元 ordinary shares普通股	29.4	Investment holding 投資控股
CSCEC – Paul Y. Construction Company Limited 中建保華建築有限責任公司	PRC 中國	US$10,000,000美元 registered capital (note below) 註冊資本(下文附註)	20.2	Civil engineering and building construction 土木工程及樓宇建造
Nantong Port Group Limited 南通港口集團有限公司	PRC 中國	RMB966,004,400人民幣 registered capital (note below) 註冊資本(下文附註)	22.7	Port operation 港口營運
Gain Resources Limited	British Virgin Islands 英屬處女群島	US$100美元 ordinary shares普通股	32.3	Investment holding 投資控股
Zhong Yu – Paul Y. Project Management Company Limited 北京中宇保華工程項目管理有限公司	PRC 中國	US$500,000美元 registered capital (note below) 註冊資本(下文附註)	25.8	Project management and consultancy services 項目管理及諮詢服務

All of the above associates are private limited companies except China Strategic which is listed in Hong Kong.

上述所有聯營公司均為私人有限公司，惟中策在香港上市。

All of the above associates are held by the Company indirectly.

上述所有聯營公司均由本公司間接持有。

Note: The company is a Sino-foreign equity joint venture company.

附註： 該公司為中外合資合營公司。

53. Particulars of Principal Subsidiaries, Associates and Jointly Controlled Entities – continued

(c) Particulars of the Company's jointly controlled entities at 31 March 2006 are as follows:

53. 主要附屬公司、聯營公司及共同控制機構資料－續

(c) 本公司共同控制機構於二零零六年三月三十一日之詳情如下：

Name of jointly controlled entity 聯營公司名稱	Place of incorporation 成立地點	Issued and fully paid share capital 已發行及繳足股本	Percentage of issued share capital attributable to the Group 本集團應佔已發行股本百分比 %	Principal activities 主要業務
Paul Y. – Penta-Ocean Joint Venture	Hong Kong 香港	– (note below) (下文附註)	32.3	Civil engineering 土木工程

Note: No capital has been contributed by the joint venture partners.

附註： 合營人並無出資。

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份資產淨值之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

		For the year ended 31 March 截至三月三十一日止年度				
		2002 HK$'000 千港元	2003 HK$'000 千港元	2004 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)	**2006** **HK$'000** **千港元**
RESULTS	**業績**					
Group turnover	本集團營業額	5,343,810	3,636,182	3,382,466	3,588,015	**3,540,484**
Profit (loss) before taxation	除稅前溢利(虧損)	125,243	(316,718)	208,566	497,163	**398,754**
Taxation	稅項	(49,020)	(37,809)	(45,678)	23,772	**(52,804)**
Profit (loss) for the year	年度溢利(虧損)	76,223	(354,527)	162,888	520,935	**345,950**
Attributable to:	以下人士應佔：					
Equity holders of the Company	本公司之股權持有人	69,618	(354,029)	163,627	521,920	**310,487**
Minority interests	少數股東權益	6,605	(498)	(739)	(985)	**35,463**
		76,223	(354,527)	162,888	520,935	**345,950**

		At 31 March 於三月三十一日				
		2002 HK$'000 千港元	2003 HK$'000 千港元	2004 HK$'000 千港元	2005 HK$'000 千港元 (restated) (重新列賬)	**2006** **HK$'000** **千港元**
ASSETS AND LIABILITIES	**資產與負債**					
Total assets	總資產	6,194,242	4,873,156	4,862,328	7,110,379	**5,981,678**
Total liabilities	總負債	(3,231,305)	(2,199,065)	(2,081,008)	(3,395,658)	**(2,971,741)**
		2,962,937	2,674,091	2,781,320	3,714,721	**3,009,937**
Equity attributable to equity holders of the Company	本公司之股權持有人應佔權益	2,947,273	2,658,531	2,770,872	3,178,826	**2,570,632**
Share options reserve of a subsidiary	附屬公司之購股權儲備	–	–	–	–	**137**
Minority interests	少數股東權益	15,664	15,560	10,448	535,895	**439,168**
		2,962,937	2,674,091	2,781,320	3,714,721	**3,009,937**

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 2 to the consolidated financial statements. Financial information for 2005 has been restated for these new and revised policies in accordance with the transitional provisions and as disclosed in note 2. Financial information for earlier years have not been adjusted to take into account the effect on the on the adoption of these new and revised HKFRSs as the directors considered that it is not practicable to do so.

香港會計師公會已頒佈多項於二零零五年一月一日或之後開始會計期間生效之新增及經修訂香港財務報告準則。因首次應用此等新增及經修訂香港財務報告準則所導致會計政策變動之資料載於綜合財務報表附註2。二零零五年之財務資料已就此等新增及經修訂政策而根據過渡條文重列，並已於附註2披露。早年之財務資料並無就採納此等新增及經修訂香港財務報告準則而作出調整，原因為董事認為此舉實際上並不可行。

Corporate Information 公司資料

Board of Directors

Chairman, Independent Non-Executive Director
Chow Ming Kuen, Joseph *OBE, JP*

Deputy Chairman and Managing Director
Lau Ko Yuen, Tom

Non-Executive Director
Chan Kwok Keung, Charles

Independent Non-Executive Directors
Kwok Shiu Keung, Ernest
Chan Shu Kin

Board Committees

Audit Committee
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP*
Kwok Shiu Keung, Ernest

Remuneration Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest

Nomination Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Chan Kwok Keung, Charles *(Alternate to Lau Ko Yuen, Tom)*
Chan Shu Kin *(Alternate to Kwok Shiu Keung, Ernest)*

Compliance Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin
Wong Lai Kin, Elsa

Share Repurchase Committee
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP (Alternate to Chan Shu Kin)*
Lau Ko Yuen, Tom

董事局

主席(獨立非執行董事)
周明權 *OBE, JP*

副主席兼董事總經理
劉高原

非執行董事
陳國強

獨立非執行董事
郭少強
陳樹堅

董事局轄下委員會

審核委員會
陳樹堅 *(主席)*
周明權 *OBE, JP*
郭少強

薪酬委員會
周明權 *OBE, JP (主席)*
劉高原
郭少強

提名委員會
周明權 *OBE, JP (主席)*
劉高原
郭少強
陳國強 *(替任劉高原)*
陳樹堅 *(替任郭少強)*

法規委員會
周明權 *OBE, JP (主席)*
郭少強
陳樹堅
黃麗堅

股份回購委員會
陳樹堅 *(主席)*
周明權 *OBE, JP (替任陳樹堅)*
劉高原

Qualified Accountant

Wong Yiu Hung

Company Secretary

Wong Lai Kin, Elsa

Authorised Representatives

Lau Ko Yuen, Tom
Wong Lai Kin, Elsa
Wong Yiu Hung
(Alternate to Lau Ko Yuen, Tom and Wong Lai Kin, Elsa)

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

Bank of China (Hong Kong) Limited
China Construction Bank Corporation
The Hongkong and Shanghai Banking Corporation Limited
Fubon Bank (Hong Kong) Limited
Bank of Communications Co., Ltd., Hong Kong Branch
The Bank of East Asia Limited
BNP Paribas

Legal Advisers

Herbert Smith *(Hong Kong)*
Richards Butler *(Hong Kong)*
Vincent TK Cheung, Yap & Co. *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*
JC Master Law Offices *(PRC)*
Dewell & Partners *(PRC)*

Financial Advisers

Anglo Chinese Corporate Finance Limited
Somerley Limited
KPMG Corporate Finance Limited
PricewaterhouseCoopers (Shenzhen) Consulting Limited

Corporate Communications Consultant

Gavin Anderson & Company

Share Incentive Schemes Administrators

BOCI-Prudential Trustee Limited
(Share Award Scheme – Trustee)
BOCI Securities Limited
(Share Financing Plan – Custodian;
Share Option Scheme – Administrator)

合資格會計師

黃耀雄

公司秘書

黃麗堅

授權代表

劉高原
黃麗堅
黃耀雄
(替任劉高原及黃麗堅)

核數師

德勤•關黃陳方會計師行

主要往來銀行

中國銀行(香港)有限公司
中國建設銀行股份有限公司
香港上海滙豐銀行有限公司
富邦銀行(香港)有限公司
交通銀行股份有限公司香港分行
東亞銀行有限公司
法國巴黎銀行

法律顧問

許拔史密夫律師行*(香港)*
齊伯禮律師行*(香港)*
張葉司徒陳律師事務所*(香港)*
Conyers Dill & Pearman *(百慕達)*
泰和律師事務所*(中國)*
得偉君尚律師事務所*(中國)*

財務顧問

英高財務顧問有限公司
新百利有限公司
畢馬威企業財務有限公司
普華永道諮詢(深圳)有限公司

企業傳訊顧問

嘉信公眾關係顧問公司

股份獎賞計劃之管理人

中銀國際英國保誠信託有限公司
(股份獎勵計劃－受託人)
中銀國際證券有限公司
(股份融資計劃－保管人;
購股權計劃－管理人)

Registered Office

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

註冊地址

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: (852) 2831 8338
Fax: (852) 2372 0641

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話: (852) 2831 8338
傳真: (852) 2372 0641

Principal Share Registrars and Transfer Office

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過户登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars and Transfer Office

Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

股份過户登記分處

秘書商業服務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

Website

www.pyicorp.com

網址

www.pyicorp.com



香港九龍觀塘鴻圖道51號保華企業中心31樓
31/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
電話 Tel: +852 2831 8338 傳真 Fax: +852 2372 0641 www.pyicorp.com